                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-46611

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PRELIMINARY PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE DELIVERY OF A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH 16, 1998

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH 16, 1998)                                                               (INTERFACE LOGO)

                                  $150,000,000

                                INTERFACE, INC.
                                   % SENIOR NOTES DUE 2008
                               ------------------

     The     % Senior Notes due March   , 2008 (the "Notes") offered hereby (the
"Notes Offering") are being sold by Interface, Inc. ("Interface" or the "Company"). Interest on the Notes will be payable semi-annually on
  and            , commencing            , 1998. The Notes will not be subject
to any sinking fund.
    The Notes will be redeemable, as a whole or in part, at the option of the Company, at any time, or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments (as defined
herein) discounted at the Treasury Rate (as defined herein) plus     basis
points, plus in the case of each of clause (i) and (ii) accrued interest to the date of redemption. See "Description of Notes -- Optional Redemption".
    The Notes will be represented by global notes ("Global Notes") registered in the name of the nominee of The Depository Trust Company (the "DTC"). Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the DTC and its participants. Except as described herein, Notes in definitive form will not be issued.
    The Notes will be unconditionally guaranteed (the "Guarantees"), on a joint and several basis, by all of the Company's Material U.S. Subsidiaries (as defined herein) (the "Guarantors"). The Notes are unsecured senior obligations of the Company, ranking pari passu with other unsubordinated, unsecured indebtedness of the Company, and ranking senior in right of payment to the current outstanding subordinated indebtedness and any future subordinated indebtedness of the Company.
    Concurrently with the Notes Offering, the Company is offering to the public 1,500,000 shares of the Company's Class A Common Stock ("Common Stock") by a separate prospectus supplement (the "Stock Offering"). The Notes Offering is not contingent upon the completion of the Stock Offering.

                               ------------------

   SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR
         CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE NOTES.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================================================
                                                                             UNDERWRITING
                                                     PRICE TO               DISCOUNTS AND         PROCEEDS TO
                                                    PUBLIC(1)               COMMISSIONS(2)       COMPANY(1)(3)
--------------------------------------------------------------------------------------------------------------
Per Note                                     %                         %                         %
--------------------------------------------------------------------------------------------------------------
Total                                        $                         $                         $
==============================================================================================================

   (1) Plus accrued interest, if any, from the date of issuance.
   (2) For information regarding indemnification of the Underwriters, see "Underwriting".
   (3) Before deducting expenses estimated at $        , which are payable by
       the Company.

                               ------------------

    The Notes are being offered by the Underwriters, subject to prior sale, when, as and if accepted by them and subject to certain conditions and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Global Notes will be made through book-entry facilities of the DTC on or about
           , 1998, against payment therefor in immediately available funds.

                               ------------------
SALOMON SMITH BARNEY
        MERRILL LYNCH & CO.
                FIRST CHICAGO CAPITAL MARKETS, INC.
                        FIRST UNION CAPITAL MARKETS
                                NATIONSBANC MONTGOMERY SECURITIES LLC
                                       THE ROBINSON-HUMPHREY COMPANY
           , 1998

               [PICTURES AND CAPTIONS TO BE PROVIDED BY COMPANY]

     CERTAIN PERSONS PARTICIPATING IN THE NOTES OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING PURCHASES OF THE NOTES TO STABILIZE THEIR MARKET PRICE AND PURCHASES OF THE NOTES TO COVER SOME OR ALL OF A SHORT POSITION IN THE NOTES MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements included and incorporated by reference in this Prospectus Supplement. Unless otherwise indicated or the context otherwise requires, (i) all information in this Prospectus Supplement assumes that the over-allotment option granted to the Underwriters by the Company in the Stock Offering is not exercised and (ii) the terms "Company" and "Interface" refer to Interface, Inc. and its consolidated subsidiaries. All references to years, unless otherwise noted, refer to the Company's fiscal year which ends on the Sunday closest to December 31.

                                  THE COMPANY

     Interface, Inc. ("Interface" or the "Company") is a global manufacturer, marketer, installer and servicer of products for the commercial and institutional interiors market. With a 40% market share, the Company is the worldwide leader in the modular carpet segment, which includes both carpet tile and two-meter roll goods. The Company's Bentley Mills, Prince Street and Firth brands are leaders in the high quality, designer-oriented sector of the broadloom segment. The Company provides carpet installation and maintenance services through its domestic dealer network, Re:Source Americas, and provides specialized carpet replacement services through its Renovisions, Inc. ("Renovisions") subsidiary. The Company's Interior Fabrics Group includes the leading U.S. manufacturer of panel fabrics for use in open plan office furniture systems, with a market share in excess of 60%. The Company's specialty products operations produce raised/access flooring systems, antimicrobial additives, adhesives and various other chemical compounds and products. These complementary product offerings, together with an integrated marketing philosophy, enable Interface to take a "total interior solutions" approach to serving the diverse needs of its customers around the world.

     The Company markets products in over 100 countries around the world under such established brand names as Interface and Heuga in modular carpet; Bentley Mills, Prince Street and Firth in broadloom carpets; Guilford of Maine, Stevens Linen, Camborne, Toltec and Intek in interior fabrics and upholstery products; Intersept in chemicals; and C-Tec and Intercell in raised/access flooring systems. The Company utilizes an internal marketing and sales force of over 1,100 experienced personnel (the largest in the commercial floorcovering industry), stationed at over 95 locations in over 39 countries, to market the Company's carpet products and services in person to its customers. The Company's principal geographic markets are North America (70% of 1997 net sales), the United Kingdom and Western Europe (23% of 1997 net sales), and Asia-Pacific (7% of 1997 net sales). The Company is aggressively developing opportunities in Greater China and Southeast Asia, South America, and Central and Eastern Europe, which management believes represent significant growth markets for the Company.

     While the Company's net sales from U.S. operations have historically been derived primarily from the renovation market, Interface believes that the recovery in the U.S. commercial office market, which began in the mid 1990's, will drive growth in the new construction market over the next several years. From a high of nearly 24% in 1986, suburban office vacancy rates dropped to a decade low of 9.7% as of September 1997, according to CB Commercial/Torto Wheaton Research. In addition, CB Commercial/Torto Wheaton Research reports that 34 out of 54 major metropolitan areas were below the 10% vacancy level in September 1997. The Company believes that a 10% vacancy level is a critical threshold which drives new construction. Given the decade-long downturn in the office market, the Company believes the recovery should continue for a number of years. The Company expects that all of its domestic operations will benefit from these industry developments. In its international markets, the Company expects to benefit from both increased use and acceptance of its products as well as a recovery in several commercial office markets, particularly in Europe. The Company also believes that, within the overall floorcovering market, the demand for modular carpet is increasing worldwide as more customers recognize its advantages in terms of greater design options and flexibility, longer average life, and ease of access to sub-floor wiring.

     For 1997, the Company had net sales and net income of $1.1 billion and $37.5 million, respectively, the highest in the Company's history. Net sales were composed of floorcovering sales ($898.2 million), interior fabrics sales ($184.7 million) and chemical and specialty product sales ($52.4 million), accounting for 79%,

16% and 5% of total net sales, respectively. The Company achieved a compound annual growth rate in its net sales and net income of 16% and 28%, respectively, over the five-year period from 1993 to 1997.

COMPANY STRENGTHS

     Management believes that the Company benefits from several significant competitive advantages, which will assist it in sustaining and enhancing its position as a market leader. The Company's principal strengths include:

          Strong Brand Names with Reputation for Quality and Reliability. The Company's products are known in the industry for their high quality and reliability. The Company's strong brand names in carpets, interior fabrics, and raised/access flooring systems are leaders in the industry. Interface and Heuga are the pre-eminent brand names in carpet tiles for commercial and institutional use worldwide. The Prince Street and Bentley Mills brands are rated the number one and two brands, respectively, for carpet design in the U.S. according to a 1997 survey of interior designers published in the Floor Focus industry publication. Internationally, Firth Carpets has a reputation in Europe for manufacturing high-quality woven and tufted products. Guilford and Camborne are leading brand names in their respective markets for interior fabrics.

          Efficient and Low-Cost Global Manufacturing Operations. The Company's global manufacturing capabilities are an important competitive advantage to Interface in serving the needs of multinational corporate customers who require uniform products and services at their various locations around the world. Global manufacturing locations enable the Company to compete effectively with local producers in its international markets, while also affording international customers more favorable delivery times and freight costs. The Company's capital investment program to consolidate and modernize the yarn manufacturing operations of its Interior Fabrics Group has resulted in significant efficiencies and cost savings, as well as new product capabilities. In addition, this has allowed Interface to respond to a shift in demand towards lighter weight, less expensive fabrics by OEM panel fabric customers. The Company's new, state-of-the-art yarn manufacturing facility in Guilford, Maine began operating in 1996, and became fully operational in July 1997.

          Dedicated Distribution and Service Capability Through Re:Source Americas. The Company's dealer network, Re:Source Americas, now consists of 18 owned and 75 affiliated dealers. The Company believes that the service, marketing and distribution capabilities added by Re:Source Americas have resulted in (i) increased sales of Company products as dealers in the network have begun to supply Company products on a preferred basis, (ii) enhanced customer satisfaction by assisting customers in the process of selecting, purchasing, installing, maintaining and recycling carpet products, (iii) improved pricing for the Company's floorcovering products and (iv) increased operating margins by consolidating administrative functions and coordinating and streamlining sales efforts by Company and dealer sales personnel.

          Strong Customer and Architectural and Design Community Relationships. The Company focuses its sales efforts at the design phase of commercial projects. Interface personnel cultivate relationships both with the owners and users of the facilities involved in the projects and with specifiers such as architects, interior designers, engineers and contracting firms who are directly involved in specifying products and often make or significantly influence purchase decisions. The Company emphasizes its product design and styling capabilities and its ability to provide creative, high-value solutions to its customers. Interface marketing and sales personnel also serve as a primary technical resource for the Company's customers, both with respect to product maintenance and service as well as on design matters.

          Award-Winning and Innovative Product Design and Development Capabilities. The Company's product design and development capabilities give Interface a significant competitive advantage. Interface has an exclusive consulting contract with a leading design firm, David Oakey Designs, Inc. (hereinafter referred to, along with David Oakey's prior design firm, Roman Oakey, Inc., as "Oakey Designs"), to augment the Company's internal research, development and design staff. Since engaging Oakey Designs in 1994, the Company has introduced more than 130 new carpet designs in the U.S. and has enjoyed considerable success in winning U.S. carpet industry design awards bestowed by the International Interior Design Association (IIDA), particularly in the carpet tile division. In 1996, Oakey Designs' design services were extended to the Company's international carpet operations, and an affiliate of that firm was engaged to provide similar design services to the Company's interior fabrics business.

          Seasoned Management Team and Committed Employees. An important component of the Company's recent success has been the continued strengthening of its management team and its commitment to developing and maintaining an enthusiastic and collaborative work force. In 1993, Ray C. Anderson, the Company's Chairman and Chief Executive Officer, hired industry veteran Charles R. Eitel to manage the Company's domestic carpet tile operations. Mr. Eitel became President and Chief Operating Officer of the Company in February 1997. Mr. Anderson and Mr. Eitel have put in place a team of seasoned executives to manage the Company's continued growth and diversification. In addition, over the past three years, the Company has made a substantial investment in its approximately 7,300 employees worldwide. In 1997, for example, the Company created an internal employee training and education team, known as One World Learning, which implements corporate-wide learning programs. In December 1997, Fortune rated Interface one of the top 100 employers in the U.S. on the strength of the Company's commitment to its employees.

BUSINESS STRATEGY AND PRINCIPAL INITIATIVES

     Interface's long-standing corporate strategy has been to diversify and integrate worldwide. The Company seeks to diversify by developing internally or acquiring related product lines and businesses in the commercial interiors field. The Company also seeks to integrate by identifying and developing synergies and operating efficiencies among the Company's products and global businesses. In continuing that strategy, the Company is pursuing the following principal strategic initiatives:

          Globalization of the "Mass Customization" Production Strategy. The Company is implementing aspects of its successful U.S. mass customization production initiative at its floorcovering operations in Europe and Asia-Pacific and at its global interior fabrics operations. Through mass customization the Company is able to respond to customers' requirements for custom or highly styled products by quickly and efficiently producing both custom samples and the ultimate products, and to more readily determine proven "winners" that can be manufactured for inventory for broader distribution. Mass customization was introduced to the Company's U.S. carpet tile business in 1994, and its principal components include (i) developing a simplified but versatile yarn utilization system, (ii) investing in highly efficient, state-of-the-art tufting and custom sampling equipment, and (iii) utilizing innovative design and styling to create products. This strategy has resulted in substantial operating improvements in the U.S. carpet tile business, including increased margins and reduced inventory levels of both raw materials and standard products.

          "Total Interior Solutions". The Company's objective is to use the diverse but complementary nature of its product lines to offer "total interior solutions" to its customers worldwide, meeting their diverse needs for products and services. The Company combines its global marketing and manufacturing capabilities to successfully target multinational companies and compete effectively in local markets worldwide. The Company has organized a 45-person global account team with responsibility for the Company's largest multinational customers and prospects, and is implementing a marketing communications network to link its worldwide marketing and sales force. The Company has also consolidated management responsibility for certain key operational areas, which has significantly increased global cooperation and coordination in product planning, production and marketing activities -- in effect, "hooking it up" worldwide. In addition, the new Re:Source Americas network provides a channel for delivery of a variety of services and products offered by the Company in addition to commercial carpet, including carpet replacement and reclamation services, furniture moving and installation, adhesives and cleaning chemicals, specialty products, and raised/access flooring systems.

          Ecological Sustainability Through War-on-Waste and EcoSense
     Programs. In January 1995, the Company began a worldwide war-on-waste initiative referred to internally as "QUEST". Applying a zero-based definition of waste (broadly defined as any measurable cost that goes into manufacturing a product but does not result in identifiable value to the customer), the Company realized an aggregate of approximately $50 million in savings through eliminating such waste from 1995 to 1997. Management has identified an additional $80 million of waste and believes the Company can eliminate half of such waste by the end of 2001. The war-on-waste program represents a first step in the Company's broader EcoSense initiative, which is the Company's long-range program to achieve greater resource efficiency and, ultimately, ecological
     "sustainability" -- that is, the point at which Interface is no longer a net "taker" from the earth. The Company believes that its pursuit of these initiatives provides a competitive advantage in marketing its products to an increasing number of customers.

          Selective Strategic Acquisitions. The Company has successfully expanded its business and product lines through strategic acquisitions. The Company expanded its carpet operations with the acquisitions of Heuga in 1988, Bentley Mills in 1993, Prince Street in 1994 and Firth Carpets in 1998, while its fabrics business has been expanded significantly with the acquisitions of Stevens Linen in 1993, Toltec and Intek in 1995 and Camborne Holdings, Ltd. ("Camborne") in 1997. In addition, the Company's acquisitions of Renovisions in 1996 and Facilities Resource Group in 1997, and the formation of the Re:Source Americas dealer network primarily through acquisitions in 1996 and 1997, have enabled the Company to expand rapidly into a variety of commercial interior services. The Company intends to continue to selectively target companies and product lines that complement existing product lines and further the Company's ability to provide total interior solutions to its customers. The Company believes that its cash flow from operations and strengthened balance sheet will enable it to continue to capitalize on attractive strategic acquisition opportunities.

                               RECENT ACQUISITION

     On December 30, 1997, the Company completed the acquisition of the European carpet businesses of Readicut International plc ("Readicut"), for approximately $50 million, subject to final adjustment. After the planned divestiture of certain assets of Readicut, including its Network Flooring dealer division and Joseph, Hamilton & Seaton Ltd., the Company's final investment for the retained Readicut businesses is expected to be less than $15 million. The retained businesses will include Firth Carpets Ltd., based in West Yorkshire, England, a leading manufacturer of high quality woven and tufted carpet primarily for the contract markets; and a 40% interest in Vebe Floorcoverings BV, located in the Netherlands, a leading manufacturer of needlepunch carpet. Firth Carpets is located in close proximity to the Company's Camborne fabrics facility and its Shelf, England modular carpet facility, which is expected to allow Interface to realize significant synergies with these existing operations. In February 1998, the Company entered into a joint venture arrangement with Condor Carpets plc pursuant to which Condor Carpets acquired a 60% interest in Vebe Floorcoverings.
                             ---------------------

     The Company was incorporated under the laws of the State of Georgia in 1973. The Company's principal executive offices are located at 2859 Paces Ferry Road, Suite 2000, Atlanta, Georgia 30339, and its telephone number is (770) 437-6800.

                               THE NOTES OFFERING

Issuer.....................  Interface, Inc.

Securities Offered.........  $150,000,000 principal amount of      % Senior
                             Notes due 2008 (the "Notes").

Maturity Date..............              , 2008.

Interest Rate..............  The Notes will bear interest at the rate of      %
                             per annum, payable semi-annually in arrears.

Interest Payment Dates.....            and           , commencing             ,
                             1998.

Redemption.................  The Notes will be redeemable, as a whole or in part, at the option of the Company, at any time or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments discounted, on a semiannual basis, at the Treasury
                             Rate plus           basis points, plus, in the case
                             of each of clause (i) and (ii) accrued interest to the date of redemption. See "Description of Notes -- Optional Redemption".

Guarantees.................  The Notes will be unconditionally guaranteed, on a joint and several basis, by all of the Material U.S. Subsidiaries of the Company.

Sinking Fund...............  None.

Ranking....................  The Notes are senior unsecured obligations of the
                             Company, ranking pari passu with all current or future unsubordinated, unsecured indebtedness of the Company, and ranking senior in right of payment to the current outstanding subordinated indebtedness and any future subordinated indebtedness of the Company. All of the capital stock of the Company's Material U.S. Subsidiaries and two-thirds of the capital stock of the Company's principal foreign subsidiaries is pledged as collateral under the Company's bank credit facility. The Company has requested that the lenders under the credit facility release this collateral, but there can be no assurance that such collateral will be released. As of December 28, 1997, the Company had approximately $244 million in senior, secured bank debt outstanding, including current maturities, and $125 million of senior subordinated notes due 2005.

Certain Covenants..........  The Indenture governing the Notes contains certain covenants which impose, among other things, limitations on the ability of the Company to (i) create liens, (ii) enter into sale and lease-back transactions, and (iii) enter into mergers, consolidations or sales of all or substantially all of its assets. See "Description of Debt
                             Securities -- Certain Covenants" and "-- Merger, Consolidation or Sale of Assets" in the accompanying Prospectus.

Use of proceeds............  To reduce bank debt and for general corporate purposes, including working capital and future acquisitions.

                               THE STOCK OFFERING

     Concurrently with the Notes Offering, the Company is offering to the public 1,500,000 shares of Common Stock in the Stock Offering by a separate prospectus supplement. The consummation of the Notes Offering and the Stock Offering are not conditioned upon each other.

                                  RISK FACTORS

     Investment in the Notes involves certain risks discussed under "Risk Factors" beginning on page 5 of the accompanying Prospectus that should be considered by prospective investors.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                            YEAR ENDED
                                               --------------------------------------------------------------------
                                               JANUARY 2,   JANUARY 1,   DECEMBER 31,   DECEMBER 29,   DECEMBER 28,
                                                  1994         1995          1995         1996(1)          1997
                                               ----------   ----------   ------------   ------------   ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net sales..................................   $625,067     $725,283      $802,066      $1,002,076     $1,135,290
  Gross profit on sales......................    197,746      221,185       250,423         317,621        379,556
  Operating income...........................     46,170       50,810        61,543          78,689         97,801
  Net income applicable to common
    shareholders.............................     12,936       14,706        15,078          24,717         37,514
SHARE DATA:
  Basic earnings per common share............   $   0.75     $   0.82      $   1.02(2)   $     1.23     $     1.58
  Diluted earnings per common share..........   $   0.75     $   0.82      $   1.00      $     1.20     $     1.53
  Weighted average number of diluted
    shares...................................     17,302       18,013        18,599          20,657         24,651
  Dividends per common share.................   $  0.240     $  0.240      $  0.240      $    0.245     $    0.270
OTHER DATA:
  EBITDA(3)..................................   $ 68,656     $ 77,987      $ 87,373      $  111,504     $  134,914
  Depreciation and amortization..............     24,512       28,180        28,944          35,305         38,605
  Capital expenditures.......................     20,639       21,315        42,123          36,436         38,654
  Interest expense...........................     22,840       24,094        26,753          32,772         35,038
  Ratio of total debt to EBITDA..............       4.61x        4.10x         3.82x           3.56x          3.07x
  Ratio of EBITDA to interest expense........       3.01x        3.24x         3.27x           3.40x          3.85x
  Ratio of earnings to fixed charges(4)......       1.90x        2.02x         2.13x           2.25x          2.64x
PRO FORMA DATA:(5)
  Interest expense..................................................................................    $    36,700
  Net income applicable to common shareholders......................................................         36,500
  Diluted earnings per common share.................................................................           1.49
  Weighted average number of diluted shares.........................................................         24,651
  Ratio of total debt to EBITDA.....................................................................           3.10x
  Ratio of EBITDA to interest expense...............................................................           3.68x
  Ratio of earnings to fixed charges................................................................           2.52x
PRO FORMA AS ADJUSTED DATA:(6)
  Interest expense..................................................................................    $    33,100
  Net income applicable to common shareholders......................................................         38,700
  Diluted earnings per common share.................................................................           1.49
  Weighted average number of diluted shares.........................................................         26,151
  Ratio of total debt to EBITDA.....................................................................           2.68x
  Ratio of EBITDA to interest expense...............................................................           4.08x
  Ratio of earnings to fixed charges................................................................           2.78x

                                                                      AS OF DECEMBER 28, 1997
                                                              ----------------------------------------
                                                                                          PRO FORMA
                                                               ACTUAL    PRO FORMA(5)   AS ADJUSTED(6)
                                                              --------   ------------   --------------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................  $183,403     $183,403        $183,403
  Total assets..............................................   929,563      932,788         931,637
  Total debt................................................   414,514      417,739         361,339
  Common shareholders' equity...............................   316,365      316,365         372,765
  Total capitalization......................................   711,604      714,829         714,829

---------------

(1) Increases in net sales, gross profit, depreciation and amortization, operating income, interest expense, net income and the balance sheet data at December 29, 1996 and for the year then ended are partially attributable to the impact of the acquisitions of the commercial floorcovering dealers in the Company's Re:Source Americas network.
(2) Before extraordinary loss, net of tax, of $0.19.
(3) EBITDA represents income before income taxes plus net interest expense and depreciation and amortization (excluding amortization of deferred financing costs). While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements. In addition, the Company believes that certain investors find EBITDA to be a useful tool for measuring the ability of the Company to service its debt. EBITDA is not necessarily a measure of the Company's ability to fund cash needs.
(4) The ratio of earnings to fixed charges is determined by dividing the sum of earnings before extraordinary items, interest expense, taxes on income, and a portion of rent expense representative of the interest component by the sum of interest expense and the portion of rent expense representative of the interest component.
(5) Reflects the issuance of the Notes and application of the estimated net proceeds of $146.8 million therefrom and the related change in interest expense.
(6) Reflects (i) the sale of 1,500,000 shares of Common Stock at an assumed offering price of $40.00 per share and application of the estimated net proceeds of $56.4 million therefrom, (ii) the issuance of the Notes described in Note 5 above and (iii) the related net decrease in interest expense. The consummation of the Notes Offering and the Stock Offering are not conditioned upon each other.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Notes Offering are estimated to be approximately $146.8 million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds of the Notes Offering to reduce amounts outstanding under the revolving portion of the Company's $370 million revolving credit and term loan facility (the "Credit Facility"), and for general corporate purposes, including working capital and future acquisitions.

     The Credit Facility matures on December 31, 2001 (except for $20 million and $25 million of the term portion which mature on December 29, 1998 and December 29, 2000, respectively), and bears interest at a rate based, at the Company's option, on either the banks' certificate of deposit rate or LIBOR, plus an applicable margin of .35% to 1%, depending upon the Company's ability to meet certain performance criteria, or the bank's prime lending rate. Amounts applied to the revolving credit portion of the Credit Facility will be available for reborrowing.

     Based upon the last sale price of the Common Stock on March 12, 1998 of $40.00 per share, the net proceeds to the Company from the sale of the shares of Common Stock in the Stock Offering are estimated to be $56.4 million ($65.0 million if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds of the Stock Offering to reduce amounts outstanding under the Credit Facility, and for general corporate purposes, including working capital and future acquisitions.

     Pending application of the net proceeds as described above, the Company may invest the net proceeds in short-term, interest-bearing investment grade or government securities.

                                 CAPITALIZATION

     The following table sets forth, at December 28, 1997, (i) the consolidated historical capitalization of the Company, (ii) the pro forma capitalization reflecting the issuance of $150,000,000 of Notes and the application of the estimated net proceeds therefrom, and (iii) the pro forma, as adjusted capitalization, reflecting the issuance of $150,000,000 of Notes and the sale of the shares of Common Stock offered in the Stock Offering (at an assumed public offering price of $40.00 per share) and the application of proceeds therefrom. See "Use of Proceeds".

                                                                    AS OF DECEMBER 28, 1997
                                                            ----------------------------------------
                                                                                        PRO FORMA
                                                             ACTUAL    PRO FORMA(1)   AS ADJUSTED(2)
                                                            --------   ------------   --------------
                                                                     (DOLLARS IN THOUSANDS)
Current maturities of long-term debt......................  $  2,751     $  2,751        $  2,751
                                                            --------     --------        --------
Long-term debt, less current maturities:
  Senior revolving credit facility........................   143,797           --              --
  Notes...................................................        --      150,000         150,000
  Senior term loans.......................................   100,000       97,022          40,622
  Senior subordinated notes...............................   125,000      125,000         125,000
  Other long-term debt....................................    20,702       20,702          20,702
                                                            --------     --------        --------
          Total long-term debt............................   389,499      392,724         336,324
                                                            --------     --------        --------
Minority interest.........................................     2,989        2,989           2,989
                                                            --------     --------        --------
Common shareholders' equity:
  Class A Common Stock: $.10 par value; 40,000,000 shares
     authorized; 24,985,825 shares issued; 26,485,825
     shares issued, as adjusted for Stock Offering(3).....     2,499        2,499           2,649
  Class B Common Stock: $.10 par value; 40,000,000 shares
     authorized; 2,769,470 shares issued and
     outstanding..........................................       277          277             277
  Additional paid-in capital..............................   161,584      161,584         217,834
  Retained earnings.......................................   197,906      197,906         197,906
  Foreign currency translation adjustment.................   (28,155)     (28,155)        (28,155)
  Treasury stock, 3,600,000 Class A shares, at cost.......   (17,746)     (17,746)        (17,746)
                                                            --------     --------        --------
          Total common shareholders' equity...............   316,365      316,365         372,765
                                                            --------     --------        --------
  Total capitalization....................................  $711,604     $714,829        $714,829
                                                            ========     ========        ========

---------------

(1) Reflects the issuance of the Notes and application of the estimated net proceeds of $146.8 million therefrom.
(2) Reflects (i) the sale of 1,500,000 shares of Common Stock at an assumed offering price of $40.00 per share and application of the estimated net proceeds of $56.4 million therefrom and (ii) the issuance of the Notes described in Note 1 above. The consummation of the Notes Offering and the Stock Offering are not conditioned upon each other.
(3) Includes 3,600,000 shares of Common Stock, deemed to be treasury shares.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth the selected consolidated financial data of the Company, which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus Supplement. The selected consolidated financial data for the years ended January 2, 1994, January 1, 1995, December 31, 1995, December 29, 1996 and December 28, 1997 have been derived from the consolidated financial statements of the Company audited by BDO Seidman, LLP, independent certified public accountants.

                                                                                   YEAR ENDED
                                                      --------------------------------------------------------------------
                                                      JANUARY 2,   JANUARY 1,   DECEMBER 31,   DECEMBER 29,   DECEMBER 28,
                                                         1994         1995          1995         1996(1)          1997
                                                      ----------   ----------   ------------   ------------   ------------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net sales.........................................   $625,067     $725,283      $802,066      $1,002,076     $1,135,290
  Gross profit on sales.............................    197,746      221,185       250,423         317,621        379,556
  Operating income..................................     46,170       50,810        61,543          78,689         97,801
  Interest and other expenses, net..................     24,866       25,097        29,867          35,262         36,530
  Income before taxes on income and extraordinary
    item............................................     21,304       25,713        31,676          43,427         61,271
  Taxes on income...................................      7,455        9,257        11,336          17,032         23,757
  Extraordinary loss, net of tax....................         --           --         3,512              --             --
  Net income........................................   $ 13,849     $ 16,456      $ 16,828      $   26,395     $   37,514
  Preferred stock dividends.........................        913        1,750         1,750           1,678             --
                                                       --------     --------      --------      ----------     ----------
  Net income applicable to common shareholders......   $ 12,936     $ 14,706      $ 15,078      $   24,717     $   37,514
                                                       ========     ========      ========      ==========     ==========
SHARE DATA:
  Basic earnings per common share...................   $   0.75     $   0.82      $   1.02(2)   $     1.23     $     1.58
  Diluted earnings per common share.................   $   0.75     $   0.82      $   1.00      $     1.20     $     1.53
  Weighted average number of diluted shares.........     17,302       18,013        18,599          20,657         24,651
  Dividends per common share........................   $  0.240     $  0.240      $  0.240      $    0.245     $    0.270
OTHER DATA:
  EBITDA(3).........................................   $ 68,656     $ 77,987      $ 87,373      $  111,504     $  134,914
  Depreciation and amortization.....................     24,512       28,180        28,944          35,305         38,605
  Capital expenditures..............................     20,639       21,315        42,123          36,436         38,654
  Interest expense..................................     22,840       24,094        26,753          32,772         35,038
  Ratio of total debt to EBITDA.....................       4.61x        4.10x         3.82x           3.56x          3.07x
  Ratio of EBITDA to interest expense...............       3.01x        3.24x         3.27x           3.40x          3.85x
  Ratio of earnings to fixed charges(4).............       1.90x        2.02x         2.13x           2.25x          2.64x
PRO FORMA DATA: (5)
  Interest expense.........................................................................................    $   36,700
  Net income applicable to common shareholders.............................................................        36,500
  Diluted earnings per common share........................................................................          1.49
  Weighted average number of diluted shares................................................................        24,651
  Ratio of total debt to EBITDA............................................................................          3.10x
  Ratio of EBITDA to interest expense......................................................................          3.68x
  Ratio of earnings to fixed charges.......................................................................          2.52x
PRO FORMA AS ADJUSTED DATA: (6)
  Interest expense.........................................................................................    $   33,100
  Net income applicable to common shareholders.............................................................        38,700
  Diluted earnings per common share........................................................................          1.49
  Weighted average number of diluted shares................................................................        26,151
  Ratio of total debt to EBITDA............................................................................          2.68x
  Ratio of EBITDA to interest expense......................................................................          4.08x
  Ratio of earnings to fixed charges.......................................................................          2.78x

                                                                                                                      PRO FORMA
                                                                                                                         AS
                                                             AS OF                                   PRO FORMA(5)    ADJUSTED(6)
                              --------------------------------------------------------------------   ------------   -------------
                              JANUARY 2,   JANUARY 1,   DECEMBER 31,   DECEMBER 29,   DECEMBER 28,   DECEMBER 28,   DECEMBER 28,
                                 1994         1995          1995           1996           1997           1997           1997
                              ----------   ----------   ------------   ------------   ------------   ------------   -------------
                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........   $140,575     $174,620      $159,031       $189,584       $183,403       $183,403       $183,403
  Total assets..............    642,319      683,408       714,351        862,546        929,563        932,788        931,637
  Total debt................    316,492      319,942       334,128        397,190        414,514        417,739        361,339
  Common shareholders'
    equity..................    181,884      214,090       231,914        273,118        316,365        316,365        372,765
  Total capitalization......    515,676      553,531       582,496        678,265        711,604        714,829        714,829

---------------

(1) Increases in net sales, gross profit, depreciation and amortization, operating income, interest expense, net income and the balance sheet data at December 29, 1996 and for the year then ended are partially attributable to the impact of the acquisitions of the commercial floorcovering dealers in the Company's Re:Source Americas network.
(2) Before extraordinary loss, net of tax, of $0.19.
(3) EBITDA represents income before income taxes plus net interest expense and depreciation and amortization (excluding amortization of deferred financing costs). While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditures and working capital requirements. In addition, the Company believes that certain investors find EBITDA to be a useful tool for measuring the ability of the Company to service its debt. EBITDA is not necessarily a measure of the Company's ability to fund cash needs.
(4) The ratio of earnings to fixed charges is determined by dividing the sum of earnings before extraordinary items, interest expense, taxes on income, and a portion of rent expense representative of the interest component by the sum of interest expense and the portion of rent expense representative of the interest component.
(5) Reflects the issuance of the Notes and application of the estimated net proceeds of $146.8 million therefrom and the related change in interest expense.
(6) Reflects (i) the sale of 1,500,000 shares of Common Stock at an assumed offering price of $40.00 per share and application of the estimated net proceeds of $56.4 million therefrom, (ii) the issuance of the Notes described in Note 5 above and (iii) the related net decrease in interest expense. The consummation of the Notes Offering and the Stock Offering are not conditioned upon each other.

                              DESCRIPTION OF NOTES

     The Notes will be issued under an Indenture dated as of             , 1998
(the "Indenture") between the Company, the Guarantors and First Union National Bank, as Trustee. The Indenture constitutes the Senior Indenture described in the accompanying Prospectus and the Notes constitute the Senior Debt Securities described in the accompanying Prospectus. The following description of the particular terms of the Notes offered hereby supplements the description of the general terms and provisions set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

     The Notes will mature on                     , and will be limited to
$     million aggregate principal amount. Each Note will bear interest at the
rate per annum stated on the cover page hereof from             , 1998 or from
the most recent interest payment date to which interest has been paid, payable
semi-annually on                and                in each year (each such date
being referred to herein as an "Interest Payment Date"), commencing
  , 1998, to the person in whose name a Note is registered at the close of
business on                or                , as the case may be, preceding
such Interest Payment Date. The Notes will not be subject to any sinking fund.

     The Notes will be unsecured, senior debt of the Company and will rank on parity with all other unsecured and unsubordinated indebtedness of the Company. However, the right of the Company, and hence the right of creditors of the Company (including the holders of the Notes), to participate in any distribution of the assets of any non-guarantor subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. All of the capital stock of the Company's Material U.S. Subsidiaries and two-thirds of the capital stock of the Company's principal foreign subsidiaries is pledged as collateral under the Company's Credit Facility. The Company has requested that the lenders under the Credit Facility release this collateral, but there can be no assurance that such collateral will be released. As of December 28, 1997, the Company had approximately $244 million in senior, secured bank debt outstanding, including current maturities, and $125 million of senior subordinated notes due 2005.

     The Indenture provisions described under "Description of Debt
Securities -- Defeasance and Covenant Defeasance" in the accompanying Prospectus will be applicable to the Notes.

OPTIONAL REDEMPTION

     The Notes will be redeemable, as a whole or in part, at the option of the Company, at any time or from time to time, on at least 30 days but not more than 60 days prior notice mailed to the registered address of each holder of Notes, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30 day months), at the
Treasury Rate (as defined below) plus      basis points, plus in the case of
each of clause (i) and (ii) above accrued interest to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the fixed rate United States Treasury security selected by an Independent Investment Banker as having a maturity most comparable to the remaining term of the Notes (and which are not callable prior to maturity) to be redeemed that would be utilized, as the time of selection and in accordance with customary financial practices, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest or lowest of such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Salomon Brothers Inc, Merrill Lynch, Pierce, Fenner & Smith Incorporated, First Chicago Capital Markets, Inc. and NationsBanc Montgomery Securities LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     On and after the redemption date, interest will cease to accrue on the Notes or any portion thereof called for redemption. On or before the redemption date, the Company shall deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

GUARANTEES

     Each of the Guarantors will unconditionally guarantee on a joint and several basis all of the Company's obligations under the Notes, including its obligations to pay principal, premium, if any, and interest with respect to the Notes. The Indentures provide that each of the Material U.S. Subsidiaries of the Company will be a Guarantor until the Guarantor is sold or disposed of in a transaction that does not violate the Indenture. See "Description of Debt Securities -- Merger, Consolidation or Sale of Assets" contained in the accompanying Prospectus.

     The guarantee of each Guarantor is limited to an amount that would not render such Guarantor insolvent. Each guarantee will remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation or reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Company's assets, and will, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes, whether as a "voidable preference", "fraudulent transfer" or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Notes will, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. Secondary trading in long-term notes of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds.

GLOBAL NOTES

     The Company has established a depositary arrangement with The Depository Trust Company (the "Depositary") with respect to the Notes, the terms of which are summarized below.

     Upon issuance, all Notes will be represented by Global Notes. The Global Notes representing the Notes will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or a nominee of the Depositary. No Global Notes may be transferred except as a whole by a nominee of the Depositary to the Depositary or to another nominee of the Depositary or a nominee of such successor.

     So long as the Depositary or its nominee is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be the sole holder of the Notes represented thereby for all purposes under the Indenture. Except as otherwise provided in this section, the beneficial owners of the Global Notes representing the Notes will not be entitled to receive physical delivery of certified Notes and will not be considered the holders thereof for any purpose under the Indenture, and no Global Note representing the Notes shall be exchangeable or transferable. Accordingly, each beneficial owner must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such beneficial owner owns its interest in order to exercise any rights of a holder under the Global Note or the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note representing the Notes.

     The Global Notes representing the Notes will be exchangeable for certificated Notes of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes, (ii) the Company in its sole discretion determines that the Global Notes shall be exchangeable for certificated Notes, or (iii) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Notes. Upon any exchange, the certificated Notes shall be registered in the names of the Beneficial Owners of the Global Notes representing the Notes, which names shall be provided by the Depositary's relevant Participants (as identified by the Depositary) to the Trustee.

     The following is based on information furnished by the Depositary:

          The Depositary will act as securities depository for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's partnership nominee). Fully registered Global Notes will be issued for the Notes, in the aggregate principal amount of such issue, and will be deposited with the Depositary.

          The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities through electronic computerized book-entry changes to Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of the Depositary ("Direct Participants") include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, and the National Association of Securities Dealers, Inc. Access to the

     Depositary's system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participant"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission (the "Commission").

          Purchasers of Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note represented by a Global Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Noes representing the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners.

          Beneficial Owners of the Global Notes representing the Notes will not receive certificated Notes representing their ownership interests therein, except in the event that use of the book-entry system for such Notes is discontinued.

          To facilitate subsequent transfers, all Global Notes representing the Notes which are deposited with, or on behalf of, the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of Global Notes with, or on behalf of, the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Notes representing the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyances of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Notes representing the Notes. Under its usual procedure, the Depositary mails an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

          Principal, premium, if any, and/or interest, if any, payments on the Global Notes representing the Notes will be made to the Depositary. The Depositary's practice is to credit Direct Participant's accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payments on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

          The Depositary may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company or Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated Notes are required to be printed and delivered.

          The Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, certificated Notes will be printed and delivered.

     The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     A further description of the Depositary's procedures with respect to the Global Notes representing the Notes is set forth in the accompanying Prospectus under "Description of Debt Securities -- Global Securities".

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     For 1997, the Company had net sales and net income of $1.1 billion and $37.5 million, respectively, the highest in the Company's history. Net sales were made up of sales of floorcovering products (primarily modular and broadloom carpet) and related services ($898.2 million), interior fabrics sales ($184.7 million) and chemical and specialty product sales ($52.4 million), accounting for 79%, 16% and 5% of total net sales, respectively. The Company achieved a compound annual growth rate in its net sales and net income of 16% and 28%, respectively, over the five-year period from 1993 to 1997.

     The Company's business, as well as the commercial interiors market in general, is somewhat cyclical in nature. The Company's strong financial performance in recent years is attributable in part to increased U.S. demand for its products, resulting from a recovery in the U.S. commercial office market which began in the mid 1990's. The Company believes that this recovery will continue for a number of years, and that all of its domestic operations will continue to benefit from these industry developments. However, a downturn in the new construction sector of the market could lessen the overall demand for commercial interiors products and could impair the Company's growth. Management believes that the impact upon the Company of such a downturn would be less pronounced given that the predominant portion of its sales are generated from the renovation sector of the market as opposed to the new construction sector.

     The Company's growth could also be impacted by international developments. Specifically, certain countries in the Asia-Pacific region have recently experienced weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect demand for the Company's products. Excluding Japan and Australia, sales in the Asia-Pacific region represented approximately 2% of the Company's 1997 net sales. The Company engages in hedging transactions to reduce its exposure to adverse fluctuations in foreign currency exchange rates.

RESULTS OF OPERATIONS

     Net sales of $1.1 billion and net income of $37.5 million during 1997 were the highest levels in the Company's history. The following table shows, as a percentage of net sales, certain items included in the Company's consolidated statements of income.

                                                              1995     1996     1997
                                                              -----    -----    -----
Net sales...................................................  100.0%   100.0%   100.0%
  Cost of sales.............................................   68.8     68.3     66.6
                                                              -----    -----    -----
  Gross profit on sales.....................................   31.2     31.7     33.4
Selling general and administrative expense..................   23.6     23.8     24.8
                                                              -----    -----    -----
Operating income............................................    7.6      7.9      8.6
Other expense, net..........................................    3.7      3.5      3.2
  Income before taxes and extraordinary item................    3.9      4.4      5.4
Taxes on income.............................................    1.4      1.8      2.1
                                                              -----    -----    -----
  Income before extraordinary item..........................    2.5      2.6      3.3
Extraordinary loss (net of tax).............................    0.4      0.0      0.0
                                                              -----    -----    -----
Net income..................................................    2.1      2.6      3.3
Preferred dividends.........................................    0.2      0.1      0.0
                                                              -----    -----    -----
Net Income applicable to common shareholders................    1.9%     2.5%     3.3%
                                                              =====    =====    =====

  Fiscal 1997 Compared with Fiscal 1996

     The Company's net sales increased $133 million (13.3%) compared with 1996. The increase was attributable primarily to increased sales volume (i) of products and related services in the Company's U.S. floorcovering operations, due to increased demand for and increased market share of its modular carpet products, as well as additional sales generated by the Re:Source Americas network, (ii) of floorcovering products (in local currency) in Continental Europe and Asia-Pacific and (iii) in the Company's interior fabrics operations due to increased U.S. demand for and increased market share of its fabric products, as well as the acquisition of Camborne Holdings, Ltd. during the year. These increases were offset somewhat by a weakening of certain key currencies (particularly the Dutch guilder, British pound sterling and Japanese yen) against the U.S. dollar, the Company's reporting currency.

     Cost of sales as a percentage of net sales decreased to 66.6% in 1997 compared to 68.3% in 1996. Decreased manufacturing costs through the Company's mass customization production strategy and its war-on-waste initiative, as well as a shift to higher margin products, were the primary factors fueling the increased manufacturing efficiencies in the Company's floorcovering operations. The Company's interior fabrics operations also experienced decreased manufacturing costs as a result of continued efficiencies generated from the new, state-of-the-art yarn manufacturing facility in Guilford, Maine. Additionally, the Company continued to experience improved pricing in its floorcovering operations. These benefits were somewhat offset by the higher cost of sales of the dealers comprising the Re:Source Americas network.

     Selling, general and administrative expenses as a percentage of net sales increased to 24.8% in 1997 compared to 23.8% in 1996. The increase was attributable primarily to (i) the continued development of the Re:Source Americas network infrastructure, (ii) consulting and development expenses associated with the Year 2000 compliance initiative, and (iii) increased marketing and sampling expenses in the Company's floorcovering operations associated with the introduction of new products as the Company continues to implement a mass customization strategy in both its domestic and international operations. The increase was somewhat offset by the lower selling, general and administrative ratios of the dealers comprising the Re:Source Americas network.

     Other expense increased $1.3 million in 1997, due primarily to an increase in the Company's interest expense associated with an increase in bank debt incurred as a result of the Company's acquisitions.

     The effective tax rate was 38.8% for 1997, compared to 39.2% in 1996. The decrease in the effective rate was primarily due to the effect of an increase in income before tax in proportion to the amortization expense of the Company's goodwill, which is not deductible for tax purposes.

     As a result of the aforementioned factors, the Company's net income increased 42.1% to $37.5 million for fiscal 1997, compared to $26.4 million for fiscal 1996.

  Fiscal 1996 Compared with Fiscal 1995

     The Company's net sales increased $200 million (24.9%) compared with 1995. The increase was attributable primarily to increased sales volume in (i) the Company's floorcovering operations in the United States associated in part with the acquisitions of the commercial floorcovering dealers in the Company's Re:Source Americas network, (ii) the Company's floorcovering operations in Continental Europe and Australia, (iii) the Company's interior fabrics operations associated with the acquisitions of Toltec and Intek in June and December 1995, respectively, and (iv) the Company's specialty products division associated with the C-Tec (now Interface Architectural Resources) acquisition in February, 1996. These increases were offset somewhat by a weakening of certain key currencies (particularly the British pound sterling, Dutch guilder and Japanese yen) against the U.S. dollar, the Company's reporting currency.

     Cost of sales decreased as a percentage of net sales to 68.3% in 1996 compared with 68.8% in 1995. The Company recognized a decrease in manufacturing costs in its floorcovering operations as a result of further benefits obtained from the Company's mass customization and war-on-waste strategies, which have continued to provide manufacturing efficiencies and help facilitate a shift to higher margin products. In addition, the Company achieved improved pricing in its floorcovering operations. These benefits were somewhat offset by the acquisitions of Toltec, Intek, C-Tec, and the commercial floorcovering dealers comprising the Company's new distribution network, which historically had higher cost of sales ratios than the Company.

     Selling, general and administrative expenses as a percentage of net sales increased to 23.8% in 1996 compared with 23.5% in 1995. The increase was due primarily to (i) administrative expenses associated with building an infrastructure to manage the Re:Source Americas network, (ii) increased marketing and sampling expenses in the Company's floorcovering operations associated with the introduction of new products as the Company moved to implement the mass customization production strategy in its European and Asia-Pacific operations, and continued to implement such strategy in its U.S. operations, and (iii) the acquisitions of Toltec and Intek, which historically had higher selling, general and administrative ratios than the Company. The increase was somewhat offset by the acquisitions of the commercial floorcovering dealers comprising the Company's new distribution and services network, which historically had lower selling, general and administrative ratios than the Company.

     Other expense increased $5.4 million in fiscal 1996, due primarily to an increase in the Company's interest expense associated with (i) an increase in bank debt incurred as a result of the Company's acquisitions, and (ii) higher interest rates associated with the Company's redemption of its 8% Convertible Subordinated Debentures in December 1995 and the issuance of $125 million in aggregate principal amount of 9.5% Senior Subordinated Notes in November 1995.

     The effective tax rate was 39.2% for fiscal 1996, compared to 35.8% in fiscal 1995. The increase in the effective income tax rate was due primarily to the elimination of valuation allowances associated with the Company's Dutch and Australian operations in 1995, which did not occur in 1996. This increase was offset somewhat by the effect of the increase in the Company's income before taxes in proportion to the amortization of the Company's goodwill, which is not deductible for tax purposes.

     As a result of the aforementioned factors, the Company's net income before extraordinary items increased 29.8% to $26.4 million for fiscal 1996, compared to $20.3 million for fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of cash over the last three fiscal years have been funds provided by operating activities and proceeds from additional long-term debt. In 1997, operating activities generated $74.7 million of cash compared with $56.5 million and $76.0 million in 1996 and 1995, respectively. The increase in 1997 operating cash flows compared with 1996 was caused primarily by increased levels of net income, accounts payables and accruals.

     The primary uses of cash during the three fiscal years ended December 28, 1997 have been (i) additions to property and equipment at the Company's manufacturing facilities, (ii) acquisitions of businesses, and (iii) cash dividends. For the three years ended December 28, 1997, the aggregate additions to property and equipment required cash outlays of $117.2 million, while acquisitions of businesses required $92.4 million, and dividends required $19.2 million. Management believes the capital investments will result in an expanded market presence and improved efficiency in the Company's production and distribution.

     In 1997, the Company issued 548,645 shares of Class A Common Stock or Class B Common Stock in addition to cash as consideration for acquisitions. Also, in January 1997, the Company issued 1,357,407 shares of Class A Common Stock in conjunction with the conversion of $19.8 million (face value) of its Series A Cumulative Convertible Preferred Stock.

     The Company is concurrently offering to the public $150 million aggregate principal amount of Notes and 1.5 million shares of Class A Common Stock. The Company intends to use the net proceeds of both offerings to reduce amounts outstanding under its $370 million Credit Facility, and for general corporate purposes, including working capital and future acquisitions. Amounts applied to the revolving credit portion of the Credit Facility will be available for reborrowing.

     At the end of fiscal 1997, the Company estimated capital expenditure requirements of approximately $40 million, excluding Year 2000 requirements, and had purchase commitments of approximately $13 million for

1998. The Company also intends to continue to selectively acquire companies and related product lines that complement its existing product lines and further its ability to offer total interior solutions to its customers. Management believes that cash provided by operations and long-term loan commitments, including the Credit Facility, will provide adequate funds for current commitments and other requirements in the foreseeable future.

YEAR 2000

     As is the case with other companies using computers in their operations, the Company is faced with the task of addressing the Year 2000 issue during the next two years. The Year 2000 issue arises from the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. The Company has done a comprehensive review of its computer programs to identify the systems that would be affected by the Year 2000 issue, and is in the process of reviewing the Company's Year 2000 exposure to third party customers, distributors, suppliers, and banking institutions. The Company has also hired an outside consulting firm to assist in this conversion process and is beginning the process of modifying its computer program code to the four digit fields necessary to be Year 2000 compliant.

     The Company currently estimates the total cost of such modifications, excluding the cost of modifications to program logic control systems relative to manufacturing equipment, to be at least $17 million, although it could be significantly more. The Company and its outside consultants are currently evaluating the costs of modifications to these program logic control systems. Of the total project cost, approximately $10 million is attributable to the cost of new hardware and software which will be required in connection with the global consolidation of the Company's management and financial accounting systems. This new equipment and upgraded technology will have a definable value lasting beyond the Year 2000. In these instances, where Year 2000 compliance is ancillary, the Company may capitalize and depreciate such costs. The remaining $7 million will be expensed as incurred over the next two years. During the year ended December 28, 1997, the Company expensed approximately $0.6 million in regards to such modifications.

     There can be no guarantee that these estimates will be achieved and actual results could differ from those anticipated. Specific factors that might cause differences include, but are not limited to, the ability of other companies on which the Company's systems rely to modify or convert their systems to be Year 2000 compliant, the ability to locate and correct all relevant computer codes and similar uncertainties.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company employs the use of derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign currency exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the fluctuations in value of the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes. The Company monitors the use of derivative financial instruments through the use of objective measurable systems, well-defined market and credit risk limits, and timely reports to senior management according to prescribed guidelines. The Company has established strict counterparty credit guidelines and only enters into transactions with financial institutions of investment grade or better. As a result, the Company considers the risk of counterparty default to be minimal.

     Management of the Company has developed and implemented a policy to maintain the percentage of fixed and variable rate debt within certain parameters. The Company enters into interest rate swap agreements, which maintain the fixed/variable mix within these defined parameters. In these swaps, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal linked to LIBOR. At December 28, 1997, the Company had utilized interest rate swap agreements to effectively convert approximately $64.5 million of variable rate debt to fixed rate debt. The weighted average rate on these borrowings was 6.6% at December 28, 1997. The interest rate swap agreements have maturity dates ranging from five to twenty-four months.

     The purpose of the Company's foreign currency hedging activities is to reduce the risk that the eventual local currency inflows resulting from sales to foreign customers will be adversely affected by changes in exchange rates. The Company enters into forward exchange and currency swap contracts to hedge certain firm sales commitments denominated in foreign currencies. At December 28, 1997, the Company had approximately $14.5 million (notional amount) of foreign currency hedge contracts outstanding. The contracts served to hedge firmly committed Dutch guilder, German mark, Japanese yen, French franc, British pound sterling, and other foreign currency sales. The contracts generally have maturity dates of six to nine months.

     The Company recognized a $25.1 million decrease in its foreign currency translation adjustment account during 1997, because of the weakening of the Dutch guilder, British pound sterling, Thai baht and Japanese yen against the U.S. dollar. The 1997 decrease was associated primarily with the Company's investments in certain foreign subsidiaries located in the United Kingdom, Continental Europe and the Asia-Pacific region. The translation adjustment to shareholders' equity was converted by the guidelines of SFAS 52.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued SFAS 131, Disclosures About Segments of an Enterprise and Related Information, which supersedes SFAS 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the reporting by public companies of information about operating segments in annual financial statements and for the first time, requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 and requires the restatement of comparative information for earlier periods. Management has been evaluating the impact the new statement will have on future financial statement disclosures and has determined that the Company will have three reportable segments: Floorcovering Products and Related Services, Interior Fabrics, and Chemical and Specialty Products. Historically, the Company has not reported information concerning operating segments. The Company's future reportable segments are strategic business units that offer different products and services. The results of operations and financial position will be unaffected by implementation of the standard.

                                    BUSINESS

GENERAL

     Interface is a global manufacturer, marketer, installer and servicer of products for the commercial and institutional interiors market. With a 40% market share, the Company is the worldwide leader in the modular carpet segment, which includes both carpet tile and two-meter roll goods. The Company's Bentley Mills, Prince Street and Firth brands are leaders in the high quality, designer-oriented sector of the broadloom segment. The Company provides carpet installation and maintenance services through its domestic dealer network, Re:Source Americas, and provides specialized carpet replacement services through its Renovisions subsidiary. The Company's Interior Fabrics Group includes the leading U.S. manufacturer of panel fabrics for use in open plan office furniture systems, with a market share in excess of 60%. The Company's specialty products operations produce raised/access flooring systems, antimicrobial additives, adhesives and various other chemical compounds and products. These complementary product offerings, together with an integrated marketing philosophy, enable Interface to take a "total interior solutions" approach to serving the diverse needs of its customers around the world.

     The Company markets products in over 100 countries around the world under such established brand names as Interface and Heuga in modular carpet; Bentley Mills, Prince Street and Firth in broadloom carpets; Guilford of Maine, Stevens Linen, Camborne, Toltec and Intek in interior fabrics and upholstery products; Intersept in chemicals; and C-Tec and Intercell in raised/access flooring systems. The Company utilizes an internal marketing and sales force of over 1,100 experienced personnel (the largest in the commercial floorcovering industry), stationed at over 100 locations in over 35 countries, to market the Company's carpet products and services in person to its customers. The Company's principal geographic markets are North America (70% of 1997 net sales), the United Kingdom and Western Europe (23% of 1997 net sales), and Asia-Pacific (7% of 1997 net sales). The Company is aggressively developing opportunities in Greater China and Southeast Asia, South America, and Central and Eastern Europe, which management believes represent significant growth markets for the Company.

     While the Company's net sales from U.S. operations have historically been derived primarily from the renovation market, Interface believes that the recovery in the U.S. commercial office market, which began in the mid 1990's, will drive growth in the new construction market over the next several years. From a high of nearly 24% in 1986, suburban office vacancy rates dropped to a decade low of 9.7% as of September 1997, according to CB Commercial/Torto Wheaton Research. In addition, CB Commercial/Torto Wheaton Research reports that 34 out of 54 major metropolitan areas were below the 10% vacancy level in September 1997. The Company believes that a 10% vacancy level is a critical threshold which drives new construction. Given the decade-long downturn in the office market, the Company believes the recovery should continue for a number of years. The Company expects that all of its domestic operations will benefit from these industry developments. In its international markets, the Company expects to benefit from both increased use and acceptance of its products as well as recoveries in the commercial office markets, particularly in Europe. The Company also believes that, within the overall floorcovering market, the demand for modular carpet is increasing worldwide as more customers recognize its advantages in terms of greater design options and flexibility, longer average life, and ease of access to sub-floor wiring.

     For 1997, the Company had net sales and net income of $1.1 billion and $37.5 million, respectively, the highest in the Company's history. Net sales were composed of floorcovering sales ($898.2 million), interior fabrics sales ($184.7 million) and chemical and specialty product sales ($52.4 million), accounting for 79%, 16% and 5% of total net sales, respectively. The Company achieved a compound annual growth rate in its net sales and net income of 16% and 28%, respectively, over the five-year period from 1993 to 1997.

COMPANY STRENGTHS

     Management believes that the Company benefits from several significant competitive advantages, which will assist it in sustaining and enhancing its position as a market leader. The Company's principal strengths include:

          Strong Brand Names with Reputation for Quality and Reliability.   The
     Company's products are known in the industry for their high quality and reliability. The Company's strong brand names in carpets, interior fabrics, and raised/access flooring systems are leaders in the industry. Interface and Heuga are the pre-eminent brand names in carpet tiles for commercial and institutional use worldwide. The Prince Street and Bentley Mills brands are rated the number one and two brands, respectively, for carpet design in the U.S. according to a 1997 survey of interior designers published in the Floor Focus industry publication. Internationally, Firth Carpets has a reputation in Europe for manufacturing high-quality woven and tufted products. Guilford and Camborne are leading brand names in their respective markets for interior fabrics.

          Efficient and Low-Cost Global Manufacturing Operations. The Company's global manufacturing capabilities are an important competitive advantage to Interface in serving the needs of multinational corporate customers who require uniform products and services at their various locations around the world. Global manufacturing locations enable the Company to compete effectively with local producers in its international markets, while also affording international customers more favorable delivery times and freight costs. The Company's capital investment program to consolidate and modernize the yarn manufacturing operations of its Interior Fabrics Group has resulted in significant efficiencies and cost savings, as well as new product capabilities. In addition, this has allowed Interface to respond to a shift in demand towards lighter weight, less expensive fabrics by OEM panel fabric customers. The Company's new, state-of-the-art yarn manufacturing facility in Guilford, Maine began operating in 1996, and became fully operational in July 1997.

          Dedicated Distribution and Service Capability Through Re:Source Americas. The Company's dealer network, Re:Source Americas, now consists of 18 owned and 75 affiliated dealers. The Company believes that the service, marketing and capabilities added by Re:Source Americas have resulted in (i) increased sales of Company products as dealers in the network have begun to supply Company products on a preferred basis, (ii) enhanced customer satisfaction by assisting customers in the process of selecting, purchasing, installing, maintaining and recycling carpet products, and (iii) improved pricing for the Company's floorcovering products and (iv) increased operating margins by consolidating administrative functions and coordinating and streamlining sales efforts by Company and dealer sales personnel.

          Strong Customer and Architectural and Design Community Relationships. The Company focuses its sales efforts at the design phase of commercial projects. Interface personnel cultivate relationships both with the owners and users of the facilities involved in the projects and with specifiers such as architects, interior designers, engineers and contracting firms who are directly involved in specifying products and often make or significantly influence purchase decisions. The Company emphasizes its product design and styling capabilities and its ability to provide creative, high-value solutions to its customers' needs. Interface marketing and sales personnel also serve as a primary technical resource for the Company's customers, both with respect to product maintenance and service as well as design matters.

          Award-Winning and Innovative Product Design and Development Capabilities. The Company's product design and development capabilities give Interface a significant competitive advantage. Interface has an exclusive consulting contract with the leading design firm Oakey Designs to augment the Company's internal research, development and design staff. Since engaging Oakey Designs in 1994, the Company has introduced more than 130 new carpet designs in the U.S. and has enjoyed considerable success in winning U.S. carpet industry design awards bestowed by the International Interior Design Association (IIDA), particularly in the carpet tile division. In 1996, Oakey Designs' design services were extended to the Company's international carpet operations, and an affiliate of that firm was engaged to provide similar design services to the Company's interior fabrics business.

          Seasoned Management Team and Committed Employees. An important component of the Company's recent success has been the continued strengthening of its management team and its commitment to developing and maintaining an enthusiastic and collaborative work force. In 1993, Ray C. Anderson, the Company's Chairman and Chief Executive Officer, hired industry veteran Charles R. Eitel to manage the Company's domestic carpet tile operations. Mr. Eitel became President and Chief Operating Officer of the Company in February 1997. Mr. Anderson and Mr. Eitel have put in place a team of seasoned executives to manage the Company's continued growth and diversification. In addition, over the past three years, the Company has made a substantial investment in its approximately 7,300 employees worldwide. In 1997, for example, the Company created an internal employee training and education team, known as One World Learning, which implements corporate-wide learning programs. In December 1997, Fortune rated Interface one of the top 100 employers in the U.S. on the strength of the Company's commitment to its employees.

BUSINESS STRATEGY AND PRINCIPAL INITIATIVES

     Interface's long-standing corporate strategy has been to diversify and integrate worldwide. The Company seeks to diversify by developing internally or acquiring related product lines and businesses in the commercial interiors field; and to integrate by identifying and developing synergies and operating efficiencies among the Company's products and global businesses. In continuing that strategy, the Company is pursuing the following principal strategic initiatives:

          Globalization of the "Mass Customization" Production Strategy. The Company is implementing aspects of its successful U.S. mass customization production initiative at its floorcovering operations in Europe and Asia-Pacific and at its interior fabrics operations. Through mass customization the Company is able to respond to customers' requirements for custom or highly styled products by quickly and efficiently producing both custom samples and the ultimate products, and to more readily determine proven "winners" that can be manufactured for inventory for broader distribution. Mass customization was introduced to the Company's U.S. carpet tile business in 1994, and its principal components include (i) developing a simplified but versatile yarn utilization system, (ii) investing in highly efficient, state-of-the-art tufting and custom sampling equipment, and (iii) utilizing innovative design and styling to create products. This strategy has resulted in substantial operating improvements in the U.S. carpet tile business, including increased margins and reduced inventory levels of both raw materials and standard products.

          "Total Interior Solutions". The Company's objective is to use the diverse but complementary nature of its product lines to offer "total interior solutions" to its customers worldwide, meeting their diverse needs for products and services. The Company combines its global marketing and manufacturing capabilities to successfully target multinational companies and compete effectively in local markets worldwide. The Company has organized a 45-person global account team with responsibility for the Company's largest multinational customers and prospects, and is implementing a marketing communications network to link its worldwide marketing and sales force. The Company has also consolidated management responsibility for certain key operational areas, which has significantly increased global cooperation and coordination in product planning, production and marketing activities -- in effect, "hooking it up" worldwide. In addition, the new Re:Source Americas network provides a channel for delivery of a variety of services and products offered by the Company in addition to commercial carpet, including carpet replacement and reclamation services, furniture moving and installation, adhesives and cleaning chemicals, specialty products, and raised/access flooring systems.

          Ecological Sustainability Through War-on-Waste and EcoSense
     Programs. In January 1995, the Company began a worldwide war-on-waste initiative referred to internally as "QUEST". Applying a zero-based definition of waste (broadly defined as any measurable cost that goes into manufacturing a product but does not result in identifiable value to the customer), the Company realized an aggregate of approximately $50 million in savings through eliminating such waste from 1995 to 1997. Management has identified an additional $80 million of waste and believes the Company can eliminate half of such waste by the end of 2001. The war-on-waste represents a first step in the Company's broader EcoSense initiative, which is the Company's long-range program to achieve greater resource efficiency and, ultimately, ecological "sustainability" -- that is, the point at which Interface is no longer a net "taker" from the earth. The Company believes that its pursuit of these initiatives provides a competitive advantage in marketing its products to an increasing number of customers.

          Selective Strategic Acquisitions. The Company has successfully expanded its business and product lines through strategic acquisitions. The Company expanded its carpet operations with the acquisitions of Heuga in 1988, Bentley Mills in 1993, Prince Street in 1994 and Firth Carpets in 1998, while its fabrics business has been expanded significantly with the acquisitions of Stevens Linen in 1993, Toltec and Intek in 1995 and Camborne in 1997. In addition, the Company's acquisitions of Renovisions in 1996 and Facilities Resource Group in 1997, and the formation of the Re:Source Americas dealer network primarily through acquisitions in 1996 and 1997, have enabled the Company to expand rapidly into a variety of commercial interior services. The Company intends to continue to selectively target companies and product lines that complement existing product lines and further the Company's ability to provide total interior solutions for its customers. The Company believes that its cash flow from operations and strengthened balance sheet will enable it to continue to capitalize on attractive strategic acquisition opportunities.

MODULAR AND BROADLOOM CARPET

  Products

     The Company is the world's largest manufacturer and marketer of modular carpet, which includes carpet tile and two-meter roll goods, with a 40% worldwide market share. Broadloom carpet generally consists of tufted carpet sold primarily in twelve-foot rolls. The Company's broadloom carpet operations -- Bentley Mills, Prince Street and Firth Carpets -- focus on the high quality, designer-oriented sector of the U.S. and U.K. broadloom carpet markets. Through a joint venture arrangement with Condor Carpets, the Company also has a 40% interest in Vebe Floorcoverings, which management believes is the low-cost European manufacturer of needlepunch carpet.

     Modular Carpet. Marketed under the leading global brands Interface and Heuga, the Company's free-lay modular carpet system utilizes carpet tiles cut in precise, dimensionally stable squares (usually 50 square centimeters) to produce a floorcovering which combines the appearance and texture of broadloom carpet with the advantages of a modular carpet system. The growing use of open plan interiors and modern office arrangements utilizing demountable, movable partitions and modular furniture systems has encouraged the use of carpet tile, as compared to other soft surface flooring products. The Company's GlasBac(R) technology employs a unique, fiberglass-reinforced polymeric composite backing that allows the tile to be installed and remain flat on the floor without the need for general application of adhesives or use of fasteners. This type of carpet tile thus may be easily removed and replaced, permitting rearrangement of office partitions and modular furniture systems without the inconvenience and expense associated with removing, replacing or repairing other soft surface flooring products, including broadloom carpeting. Carpet tile facilitates access to sub-floor telephone, electrical, computer and other wiring by lessening disruption of operations, and also eliminates the cumulative damage and unsightly appearance commonly associated with frequent cutting of conventional carpet as utility connections and disconnections are made. Because a relatively small portion of a carpet installation often receives the bulk of traffic and wear, the ability to rotate carpet tiles between high traffic and low traffic areas and to selectively replace worn tiles can significantly increase the average life and cost efficiency of the floorcovering.

     The Company uses a number of conventional and technologically advanced methods of carpet construction to produce carpet tiles in a wide variety of colors, patterns, textures, pile heights and densities designed to meet both the practical and aesthetic needs of a broad spectrum of commercial interiors -- particularly offices, health care facilities, airports, educational and other institutions, and retail facilities. The Company's carpet tile systems permit distinctive styling and patterning that can be used to complement interior designs, to set off areas for particular purposes and to convey graphic information. While the Company continues to manufacture and sell the major portion of its carpet tile in standard styles, an increasing volume of the Company's modular carpet sales are custom or made-to-order products designed to meet particular customer specifications.

     The Company produces and sells carpet tile specially adapted for the health care facilities market. The Company's carpet tile possesses characteristics -- such as the use of the Intersept(R) antimicrobial, static-controlling nylon yarns, and thermally pigmented, colorfast yarns -- making it suitable for use in such facilities in lieu of hard surface flooring.

     The Company also manufactures and sells two-meter roll goods which are structure-backed and offer many of the advantages of both carpet tiles and broadloom carpet. They are often used in conjunction with carpet tiles to create special design effects. The Company's current principal customers for such products are in the education, health care and government sectors. The Company believes, however, that the demand for two-meter roll goods is increasing generally within the commercial and institutional interiors market, and expects two-meter roll goods to account for a growing percentage of its U.S. modular carpet sales in the future.

     Broadloom Carpet. The Company has obtained a significant share of the high-end, designer-oriented broadloom carpet segment by combining innovative product design and styling capabilities and short production and delivery times with a marketing strategy geared toward serving and working closely with interior designers, architects and other specifiers. Prince Street's design-sensitive broadloom products center around unique, multi-dimensional textured carpets with a hand-tufted look, while Bentley Mills' designs emphasize the dramatic use of color. The Prince Street and Bentley Mills brands were rated the number one and two brands, respectively, for carpet design in the U.S. according to a 1997 survey of interior designers published in the Floor Focus industry publication. In addition, Firth Carpets has a reputation for manufacturing high-quality woven and tufted products, mostly using woolen spun blends. Vebe Floorcoverings, one of the largest needlepunch producers in Europe, focuses its business on volume sales to large distributors of carpet products.

  Services

     The Company provides commercial carpet installation and maintenance services through the Re:Source Americas network. The Re:Source Americas network presently comprises approximately 93 owned or affiliated commercial floorcovering dealers strategically located throughout the United States. The new network: (i) allows the Company to influence and monitor customer satisfaction throughout the ownership cycle, from specification through reclamation; (ii) reduces the Company's cost of selling by bolstering efforts of sales representatives at the mill level with dealer-level support; (iii) improves pricing for products; and (iv) achieves efficiencies by augmenting administrative functions of dealers. The Re:Source Americas network also provides a channel for delivery of a variety of services and products offered by the Company in addition to commercial carpet, including carpet replacement services offered by Renovisions, adhesives and cleaning chemicals manufactured by Rockland React-Rite, specialty products manufactured by Pandel, raised/access flooring systems produced by Interface Architectural Resources, furniture installation by Facilities Resource Group, and carpet maintenance through the Company's IMAGE(R) maintenance system.

     Renovisions, acquired by the Company in February 1996, is a nationwide installation services firm that has pioneered a new method of carpet replacement. The Renovisions(R) process utilizes patented lifting equipment and specialty tools to lift office equipment and modular workstations in place, permitting the economical replacement of existing carpet with virtually no disruption of the customer's business. Other proprietary products facilitate the movement of file cabinets, office furniture, and even complete work stations without the inefficiency and disruption associated with unloading and dismantling the items being moved. Facilities Resource Group, Inc., acquired by the Company in July 1997, is a Chicago, Illinois-based provider of furniture installation and related services. The Company intends to replicate Facilities Resource Group's business in various other markets throughout the United States.

     In the U.S., the Company also provides carpet maintenance services through its IMAGE maintenance system. The IMAGE system includes a custom-engineered maintenance methodology and a line of cleaning chemicals manufactured by Rockland React-Rite. In Europe, the Company has recently re-launched the

European version of the IMAGE program, pursuant to which the Company has licensed selected independent service contractors to provide carpet maintenance services.

  Marketing and Sales

     The Company traditionally has focused its carpet marketing strategy on major accounts, seeking to build lasting relationships with national and multinational end-users, and on specifiers, such as architects, interior designers, engineers and contracting firms who often make or significantly influence the purchase decision. The acquisitions of Bentley Mills and Prince Street significantly strengthened the Company's relationships with interior designers and architects and has enhanced the Company's ability to target those and other specifiers at the critical design stage of commercial projects. The Company emphasizes sales to the commercial office sector, both new construction and renovation, as well as to health care facilities, governmental institutions and public facilities, including libraries, museums, convention and hospitality centers, airports, schools and hotels. The Company's marketing efforts are enhanced by the well-known brand names of its carpet products, including Interface and Heuga in modular carpet, and Bentley Mills, Prince Street and Firth in broadloom carpet.

     An important part of the Company's marketing and sales efforts involves the preparation of custom made samples of requested carpet designs, in conjunction with the development of innovative product designs and styles that meet the customer's particular needs. (See "Business Strategy and Principal Initiatives", above, and "Product Design, Research and Development", below.) The Company's mass customization initiative, implemented for its U.S. modular carpet operations in 1994, included the simplification of the Company's carpet manufacturing operations and the purchase of five custom sample production machines, which significantly improved its ability to respond quickly and efficiently to requests for samples. The turnaround time for the Company to produce made-to-order carpet samples to customer specifications has been reduced from an average of 30 days in 1993 to 3 days in 1997, and the average number of carpet samples produced per month has increased from 90 per month in 1993 to over 1,400 per month in 1997. This ability has significantly enhanced the Company's marketing and sales efforts, and has increased the Company's volume of higher margin custom or made-to-order sales.

     The Company primarily uses its internal marketing and sales force of over 1,100 persons to market its carpet products, and it also relies on Re:Source Americas network dealers to bolster its sales efforts. The Company maintains a Creative Services staff that works directly with clients on major design projects. The efforts of these personnel in helping with product selection, customer specifications and unique approaches to design and styling issues are an important component of the marketing aspect of the Company's mass customization approach. In order to implement its global marketing efforts, the Company has product and design studios in the United States, England, France, Germany, Spain, Norway, the Netherlands, Australia, Japan and Singapore. The Company expects to continue to open such offices in other locations around the world as necessary to capitalize on emerging marketing opportunities.

     As part of its full service approach to marketing, the Company maintains a field services staff to provide on-site customer service for both in-progress and completed installations. In the U.S., the Re:Source Americas network significantly enhances the Company's ability to provide customer service and derive marketing benefits.

  Manufacturing

     The Company manufactures carpet in the United States, the Netherlands, the United Kingdom, Canada, Australia and Southeast Asia. In addition to enhancing the Company's ability to develop a strong local presence in foreign markets, having foreign manufacturing operations enables the Company to supply its customers with carpet from the location offering the most advantageous terms for delivery times, exchange rates, duties and tariffs and freight expense. The Company believes that the ability to offer consistent products and services on a worldwide basis at attractive prices is an important competitive advantage in servicing multinational customers seeking global supply relationships. Consistent with this strategy, the Company in 1996 entered into a joint venture (owned 70% by the Company) with BASF Corporation and Shanghai China

Textile International Science & Technological Industrial City Development Company, a Chinese government-sponsored company, to build a carpet tile manufacturing facility in China, which is expected to be operational in April 1998. The Company will consider additional locations for manufacturing operations in other parts of the world as necessary to meet the demands of customers in growing international markets.

     The Company currently obtains a significant percentage of its requirements for synthetic fiber (the principal raw material used in the Company's carpet products) from DuPont. The Company believes that its arrangements with DuPont permit the Company to obtain favorable terms. However, the Company currently purchases fiber from other long-term suppliers, and there are adequate alternative sources of supply from which the Company could fulfill its synthetic fiber requirements if its arrangements with DuPont should change. Other raw materials used by the Company are also readily available from a number of sources.

     In 1995 and 1996, the Company implemented a manufacturing plan in which it standardized its worldwide manufacturing procedures. In connection with the implementation of this plan, the Company adopted global standards for its tufting equipment, yarn systems and product styling, and changed its standard carpet tile size from 18 square inches to 50 square centimeters. The Company believes that changing its standard carpet tile size has allowed it to reduce operational waste and fossil fuel energy consumption, in addition to offering consistent product sizing for its global customers.

     The Company's significant international operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, foreign exchange restrictions, changing political conditions and governmental regulations. The Company also receives a substantial portion of its revenues in currencies other than U.S. dollars, which makes it subject to the risks inherent in currency translations. Although the Company's ability to manufacture and ship products from facilities in several foreign countries reduces the risks of foreign currency fluctuations it might otherwise experience, and the Company also engages from time to time in hedging programs intended to reduce further those risks, the scope and volume of the Company's global operations make it impossible to eliminate completely all foreign currency translation risks as a factor for the Company's financial results.

  Competition

     The commercial floorcovering industry is highly competitive. The Company competes, on a global basis, in the sale of its modular and broadloom carpet with other carpet manufacturers and manufacturers of vinyl and other types of floorcoverings. Although the industry recently has experienced significant consolidation, a large number of manufacturers remain in the industry. Management believes that the Company is the largest manufacturer of modular carpet in the world, possessing a global market share that is more than two times that of its nearest competitor. However, a number of domestic and foreign competitors manufacture modular carpet as one segment of their business, and certain of these competitors have financial resources in excess of the Company's.

     The Company believes the principal competitive factors in its primary floorcovering markets are quality, design, service, broad product lines, product life, marketing strategy, and pricing. In the commercial office market, modular carpet competes with various floorcoverings, of which broadloom carpet is the most common. In the health care facilities market, the Company's products compete primarily with resilient tile. The Company believes that treatment of its modular carpet with the Intersept antimicrobial chemical agent is a material factor in its ability to compete successfully in the health care market. The quality, service, design, longer average life, flexibility (design options, selective rotation or replacement, use in combination with roll goods) and convenience of the Company's modular carpet are its principal competitive advantages, which are offset in part by its higher initial cost for comparable grades of broadloom carpet. The acquisitions of Bentley Mills, Prince Street and Firth Carpets, with their broadloom carpet product lines, have enhanced the Company's competitive position by enabling the Company to offer one-stop shopping to commercial carpet customers, and thus, to capture some sales that would have gone to competitors. In addition, the Company believes that its global manufacturing capabilities are an important competitive advantage in serving the needs of multinational corporate customers. Finally, the Company believes that the formation of the Re:Source

Americas network, and the resulting improvement in customer service, has further enhanced the Company's competitive position.

INTERIOR FABRICS

  Products

     The Company, through its Interior Fabrics Group, designs, manufactures and markets specialty fabrics for open plan office furniture systems and commercial interiors. Sales of panel fabrics to original equipment manufacturers (OEMs) of movable office furniture systems constitute approximately 50% of total U.S. fabrics sales in fiscal 1997. In addition, the Company produces woven and knitted seating fabrics, wall covering fabrics, fabrics used for vertical blinds in office interiors, and fabrics used for cubicle curtains in health care facilities.

     Open plan office furniture systems are typically panel-enclosed work stations customized to particular work environments. The open plan concept offers a number of advantages over conventional office designs, including more efficient floor space utilization, reduced energy consumption and greater flexibility to redesign existing space. Since carpet and fabrics are used in the same types of commercial interiors, the Company's carpet and interior fabrics operations are able to coordinate the color, design and marketing of both product lines to their respective customers as part of the Company's "total interior solutions" approach.

     The Company, in recent years, has diversified and expanded significantly both its product offerings and markets for interior fabrics. The Company's 1993 acquisition of the Stevens Linen(TM) lines added decorative, upscale upholstery fabrics and specialty textile products to the Interior Fabrics Group's traditional product offerings. The Company's June 1995 acquisition of Toltec Fabrics, a manufacturer and marketer of fabric for the contract and home furnishings upholstery markets, enhanced the Company's presence in the contract jobber market; and its December 1995 acquisition of the Intek division of Springs Industries, a manufacturer experienced in the production of lighter-weight panel fabrics, has strengthened the Interior Fabrics Group's capabilities in that market. In addition, the June 1997 acquisition of Camborne Holdings Ltd., the United Kingdom's leading textile manufacturer for the office and contract furnishings markets has enhanced the Company's access to the European and Asia-Pacific markets. The Camborne acquisition also added wool upholstery fabrics specifically designed for the European market to the Interior Fabrics Group's product offering. All of these developments have reinforced the Interior Fabrics Group's dominant position with OEMs of movable office furniture systems.

     The Company manufactures fabrics made of 100% polyester, as well as wool-polyester blends and numerous other natural and man-made blends, which are either woven or knitted. Its products feature a high degree of color consistency, natural dimensional stability and fire retardancy, in addition to their overall aesthetic appeal. All of the Company's product lines are color and texture coordinated. The Company seeks continuously to enhance product performance and attractiveness through experimentation with different fibers, dyes, chemicals and manufacturing processes. Product innovation in the interior fabrics market (similar to the floorcoverings market) is important to achieving and maintaining market share. (See "Business Strategy and Principal Initiatives", above, and "Product Design, Research and Development", below.)

     In 1997, the Company introduced its Terratex(TM) line of panel fabrics. The Terratex label is intended to denote fabrics manufactured from 100% recycled polyester, and will include both new products and traditional product offerings. The first fabric to bear the Terratex label is Guilford of Maine's FR701(R). The Company intends for all of the Interior Fabrics Group's companies to manufacture and market products using the Terratex label.

     The Company anticipates that future growth opportunities will arise from the growing market for retrofitting services, where fabrics are used to re-cover existing panels. In addition, the increased importance being placed on the aesthetic design of office space, should lead to a significant increase in upholstery fabric sales. Management also believes that significant growth opportunities exist in international sales, in domestic health care markets, in contract wallcoverings and in the provision of ancillary textile processing services such as the lamination of fabrics onto substrates for pre-formed panels.

  Marketing and Sales

     The Company's principal interior fabrics customers are OEMs of movable office furniture systems. The Interior Fabrics Group sells to essentially all of the major office furniture manufacturers. The Interior Fabrics Group also sells to manufacturers and distributors of wallcoverings, vertical blinds, cubicle curtains, acoustical wallboards, ceiling tiles and residential furniture, and, since the acquisition of Toltec Fabrics, to contract jobbers. The Guilford of Maine, Stevens Linen, Toltec, Intek and Camborne brand names are well-known in the industry and enhance the Company's fabric marketing efforts.

     The majority of the Company's sales are made through Interior Fabrics Group's own sales force. The sales team works closely with designers, architects, facility planners and other specifiers who influence the purchasing decisions of buyers in the interior fabrics segment. In addition to facilitating sales, the resulting relationships also provide the Company with marketing and design ideas that are incorporated into the development of new product offerings. The Interior Fabrics Group maintains a design studio in Dudley, Massachusetts which facilitates coordination between its in-house designers and the design staffs of major customers. The Interior Fabrics Group's design capabilities have also benefited from the product design services provided to it by an affiliate of Oakey Designs. (See "Business Strategy and Principal Initiatives", above, and "Product Design, Research and Development", below.)

     The Company's sales offices are located in Saddle Brook, New Jersey, Grand Rapids, Michigan and the United Kingdom. The Interior Fabrics Group also has marketing and distribution facilities in Canada and Hong Kong, and sales representatives in Japan, Hong Kong, Singapore, Korea and South Africa. The Company has sought increasingly, over the past several years, to expand its export business and international operations in the fabrics segment, both to accommodate the demand of principal OEM customers that are expanding their businesses overseas, and to facilitate additional coordinated marketing to multinational customers of the Company's carpet business as part of the Company's "total interior solutions" approach.

  Manufacturing

     The Company's fabrics manufacturing facilities are located in Maine, Massachusetts, Michigan, North Carolina and West Yorkshire, England. The production of synthetic and wool blended fabrics is relatively complex and requires many steps. Raw fiber is placed in pressurized vats, and dyes are then forced into the fiber. Particular attention is devoted to the dyeing process, which requires a high degree of expertise in order to achieve color consistency. Following dyeing, the fiber is blended and proceeds through multiple steps, including carding, spinning, cone winding, twisting, dressing, weaving and finishing. All raw materials used by the Company are readily available from a number of sources. The Interior Fabrics Group has recently begun using 100% recycled fiber manufactured from PET soda bottles in its manufacturing process.

     In response to a shift in the Interior Fabrics Group's traditional panel fabric market toward lighter weight, less expensive products, the Company implemented a major capital investment program in 1994 which included the construction of a new facility and the acquisition of equipment to enhance the efficiency and breadth of the Interior Fabrics Group's yarn manufacturing processes. The program is designed to improve the Interior Fabrics Group's cost effectiveness in producing such lighter weight fabrics, reduce manufacturing cycle time, and enable the Interior Fabrics Group to reinforce its product leadership position with its OEM customers. The Interior Fabrics Group already has begun to achieve cost savings as a result of this program. The acquisition of Intek in December 1995 provided the Company with immediate and significant capabilities in the efficient production of lighter weight, less expensive panel fabrics and the acquisition of Camborne provided a European-based manufacturing facility and much needed expertise in the production of wool fabrics. The Company believes that it has recently been successful in designing fabrics that have simplified the manufacturing process, thereby reducing complexity while improving efficiency and quality. Through the use of existing raw materials, new fabrics are being manufactured using the mass customization production strategy. The capabilities that are now available with the Company's new manufacturing facility should augment the Company's ability to apply the mass customization production strategy to the manufacture of fabrics will be expanded. See "Business Strategy and Principal Initiatives", above.

     The Company offers textile processing services through the Interior Fabrics Group's Component Technologies division in Grand Rapids, Michigan. Such services include the lamination of fabrics onto substrates for pre-formed office furniture system panels, facilitating easier and more cost effective assembly of the system components by the Interior Fabrics Group's OEM customers.

  Competition

     The Company competes in the interior fabrics market on the basis of product design, quality, reliability, price and service. By electing to concentrate on the open plan office furniture systems segment, the Interior Fabrics Group has been able to specialize its manufacturing capabilities, product offerings and service functions, resulting in a leading market position. Through Guilford of Maine, Toltec, Camborne and Intek, the Company is the largest U.S. manufacturer of panel fabric for use in open plan office furniture systems.

     Drawing upon its dominant position in the panel fabric segment and through its strategic acquisitions, the Company has been successfully diversifying its product offerings for the commercial interiors market to include a variety of non-panel fabrics, including upholstery, cubicle curtains, wallcoverings, ceiling fabrics and window treatments. The competition in these segments of the market is highly fragmented and includes both large, diversified textile companies, several of which have greater financial resources than the Company, as well as smaller, non-integrated specialty manufacturers. However, the Company's capabilities and strong brand names in these segments should enable it to continue to compete successfully.

SPECIALTY PRODUCTS

     The Interface Specialty Products Group is composed of: Rockland React-Rite, Inc. ("Rockland"), which develops, manufactures and markets specialty chemical products and which includes the Company's Intersept(R) antimicrobial sales and licensing program; Pandel, Inc. ("Pandel"), which produces vinyl carpet tile backing and specialty mat and foam products; and Interface Architectural Resources, Inc. ("Interface Architectural Resources"), which produces and markets raised/access flooring systems.

     One of the Company's leading chemical products, in terms of applicability for the commercial and institutional interiors market, is its proprietary antimicrobial chemical compound, sold under the registered trademark Intersept. The Company uses Intersept in many of its carpet products and has licensed Intersept to other companies for use in a number of products that are noncompetitive with the Company's products, such as paint, vinyl wallcoverings, ceiling tiles and air filters.

     The Company also manufactures a line of adhesives for carpet installation, as well as a line of carpet cleaning and maintenance chemicals, which it markets as part of its IMAGE maintenance system. In addition, the Company produces and markets Protekt(2)(TM), a proprietary soil and stain retardant treatment; water-proof sheathing for the fiber optic cable industry and other applications; accelerators, used to speed the curing process for rubber used in tires, hoses and other products; and Fatigue Fighter(R), an impact-absorbing modular flooring system typically used where people stand for extended periods.

     The Company manufactures cable management raised/access flooring systems, a specialty product which it markets through Interface Architectural Resources. The initial product offering, marketed under the name Intercell(R), is a low-profile (total height of less than three inches) cable management flooring system, particularly well suited for use in the renovation of existing buildings. In 1995, the Company acquired the rights to the Interstitial Systems(TM) access flooring product, a patented, multiple plenum system that serves to separate pressurized, climate-controlled air flow from the electrical and telecommunications cables included within the same access flooring system. In February 1996, the Company acquired C-Tec, Inc., the second largest manufacturer of raised/access flooring systems in the United States. Interface Architectural Resources markets the successful C-Tec line of products (Tec-Cor and Tec-Crete), which combine the tensile strength of steel and the compressive strength of concrete to create a durable, uniform and sound-absorbent panel which comes in a variety of surfaces.

     In September 1997, Interface Architectural Resources and Herman Miller, Inc. announced their intent to form a joint venture company to produce integrated work environment solutions for commercial environments. Herman Miller is a globally recognized leader in the design and manufacture of innovative office furniture systems for a wide range of commercial and health care environments. The Company believes that the joint venture, which is subject to the negotiation and execution of a definitive agreement, will effectively combine Herman Miller's expertise in flexible office furniture systems with the Company's command of architectural flooring products. Interface Architectural Resources and Herman Miller have begun to develop the joint venture's initial product concept.

INTERFACE RESEARCH CORPORATION

     Interface Research Corporation provides technical support and research and development for the entire family of Interface companies. Interface Research Corporation has developed a new polycarbite polymer carpet tile backing, which has demonstrated excellent performance in field tests conducted to date. The new backing material has also proved to be useful as an improved and lower cost precoat for broadloom applications. Interface Research Corporation also provides significant support to the Company's EcoSense initiative, primarily through its efforts in identifying recyclable products and raw materials and procedures to achieve, ultimately, closed-loop recycling of the Company's carpet products. A major technical effort has been launched to define optimum recycling processes for the Company's carpet and fabric products. See "Environmental Initiatives".

PRODUCT DESIGN, RESEARCH AND DEVELOPMENT

     The Company maintains an active research, development and design staff of approximately 100 persons, and also draws on the research and development efforts of its suppliers, particularly in the areas of fibers, yarns and modular carpet backing materials.

     Innovation and increased customization in product design and styling are the principal focus of the Company's product development efforts. The Company's carpet design and development team is recognized as the industry leader in carpet design and product engineering for the commercial and institutional markets. Under the leadership of David Oakey since January 1994 (pursuant to the Company's exclusive consulting contract with Oakey Designs), the Company has introduced over 130 new carpet designs during the last four years and has enjoyed considerable success in winning U.S. carpet industry awards bestowed by the IIDA. In addition, Prince Street and Bentley Mills were rated the number one and two brands, respectively, for carpet design in the U.S., according to a 1997 survey by the Floor Focus industry publication.

     Mr. Oakey was also instrumental in the Company's implementation of a new product development concept -- "simple inputs, pretty outputs" -- resulting in the ability to efficiently produce many products from a single yarn system. The Company's mass customization production approach evolved, in major part, from this concept. In addition to increasing the number and variety of product designs (which enables the Company to increase high margin custom sales), the mass customization approach increases inventory turns and reduces inventory levels (for both raw materials and standard products) and its related costs because of the Company's more rapid and flexible production capabilities.

     Oakey Designs' design services have been extended to the Company's international carpet tile operations and its domestic and international broadloom companies. An affiliate of Oakey Designs has been engaged to provide similar design services to the Company's interior fabrics business. The Company expects increased levels of innovation in product design and development for those divisions to be achieved in the future.

ENVIRONMENTAL INITIATIVES

     An important initiative of the Company over the past several years has been the development of the Envirosense Consortium, an organization of companies concerned with addressing workplace environmental issues, particularly poor indoor air quality. The Consortium now totals 21 member organizations, including interior products manufacturers (a number of which are licensees of the Company's Intersept antimicrobial agent), professional service organizations and design professionals.

     In the latter part of 1994, the Company commenced a new industrial ecology initiative called EcoSense, inspired in major part by the interest of important customers concerned about the environmental implications of how they and their suppliers do business. EcoSense is directed towards the elimination of energy and raw materials waste in the Company's businesses, and, on a broader and more long-term scale, the practical reclamation -- and ultimate restoration -- of shared environmental resources. The initiative involves a commitment by the Company (i) to learn to meet its raw material and energy needs through recycling of carpet and other petrochemical products and harnessing benign energy sources, and (ii) to pursue the creation of new processes to help sustain the earth's non-renewable natural resources. The EcoSense initiative includes the Company's war-on-waste, pursuant to which the Company realized an aggregate of $49 million in savings from 1995 to 1997. See "Business Strategy and Principal
Initiatives -- Ecological Sustainability through War-on-Waste and EcoSense Programs".

     The Company has engaged some of the world's leading authorities on global ecology as environmental consultants. The current list of consultants includes Paul Hawken, author of The Ecology of Commerce, The Next Economy, and Chairman of The Natural Step, U.S.A.; Bill McDonough, Dean of Architecture, University of Virginia; Amory Lovins, energy consultant, director of Rocky Mountain Institute; Daniel Quinn, author of Ishmael, Providence, and The Story of B; John Picard, President of E2, American environmental consultant; David Brower, former executive director of the Sierra Club, and founder of The Earth Island Institute; Jonathan Porritt, director of Forum for the Future; Bernadette Cozart, founder of the Greening of Harlem Coalition; and Bill Browning, the director of the Rocky Mountain Institute's Green Development Services.

     The Company believes that its environmental initiatives are valued by its employees and an increasing number of its important customers and provide a competitive advantage in marketing products to such customers. The Company also believes that the resulting long-term resource efficiency (reduction of wasted environmental resources) will ultimately produce cost savings to the Company.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state and local laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. Management believes that the Company is in substantial compliance with all applicable federal, state and local provisions relating to the protection of the environment. The costs of complying with environmental protection laws and regulations have not had a material adverse impact on the Company's financial condition or results of operations in the past and are not expected to have a material adverse impact in the future.

BACKLOG

     The Company's backlog of unshipped orders was approximately $153.4 million at February 22, 1998, compared to approximately $123.2 million at February 23, 1997. Historically, backlog is subject to significant fluctuations due to the timing of orders for individual large projects and currency fluctuations. All of the backlog of orders at February 22, 1998 is expected to be shipped during the succeeding six to nine months.

PATENTS AND TRADEMARKS

     The Company owns numerous patents in the United States and abroad on its modular carpet and manufacturing processes and on the use of its Intersept antimicrobial chemical agent in various products. The duration of United States patents is between 14 and 20 years from the date of filing of a patent application or issuance of the patent; the duration of patents issued in other countries varies from country to country. The Company considers its know-how and technology more important to its current business than patents, and, accordingly, believes that expiration of existing patents or nonissuance of patents under pending applications would not have a material adverse effect on its operations. However, the Company maintains an active patent and trade secret program in order to protect its proprietary technology, know-how and trade secrets.

     The Company also owns numerous trademarks in the United States and abroad. In addition to the United States, the primary countries in which the Company has registered its trademarks are the United Kingdom,

Germany, Italy, France, Canada, Australia, and Japan. Some of the more prominent registered trademarks of the Company include: Interface, Heuga, Intersept, GlasBac, Guilford of Maine, Bentley and Prince Street Technologies. Trademark registrations in the United States are valid for a period of 10 years and are renewable for additional 10-year periods as long as the mark remains in actual use. The duration of trademarks registered in other countries varies from country to country.

EMPLOYEES

     At February 28, 1998, the Company employed a total of approximately 7,300 employees worldwide. Of such employees, approximately 2,000 are clerical, sales, supervisory and management personnel and the balance are manufacturing personnel.

     The Company's Facilities Resource Group subsidiary and six of the commercial flooring dealers recently acquired by the Company have employee groups that are represented by unions. In addition, certain of the Company's production employees in Australia and the United Kingdom are represented by unions. As required by the laws of the Netherlands, a Works Council, the members of which are Company employees, is required to be consulted by management with respect to certain matters relating to the Company's operations in that country, such as a change in control of Interface Europe B.V. (the Company's modular carpet subsidiary based in the Netherlands), and the approval of such Council is required for certain actions, including changes in compensation scales or employee benefits. Management believes that its relations with the Works Council, the unions and all of its employees are good.

PROPERTIES

     The Company maintains its corporate headquarters in Atlanta, Georgia in approximately 15,565 square feet of leased space. The following table lists the Company's principal manufacturing facilities, all of which are owned by the Company except as otherwise noted:

                                                                              FLOOR SPACE
LOCATION                                                 PRIMARY PRODUCTS      (SQ.FT.)
--------                                                 ----------------     -----------
Athens, Tennessee(1)...................................  Modular carpet          71,577
Bangkok, Thailand(2)...................................  Modular carpet          66,072
Craigavon, N. Ireland..................................  Modular carpet         125,060
Heckmondwike, England..................................  Modular carpet          90,000
LaGrange, Georgia......................................  Modular carpet         326,666
Ontario (Belleville), Canada...........................  Modular carpet          77,000
Picton, Australia......................................  Modular carpet          89,560
Scherpenzeel, the Netherlands..........................  Modular carpet;        292,142
                                                         Specialty products
Shanghai, China(2)(3)..................................  Modular carpet         106,962
Shelf, England.........................................  Modular carpet         223,342
West Point, Georgia....................................  Modular carpet         161,000
Cartersville, Georgia..................................  Broadloom carpet       210,000
Cartersville, Georgia..................................  Broadloom carpet        45,000
City of Industry, California(1)........................  Broadloom carpet       539,641
Genemuiden, The Netherlands(4).........................  Broadloom carpet        36,788
West Yorkshire, England................................  Broadloom carpet       674,666
Aberdeen, North Carolina...............................  Interior fabrics        88,000
Dudley, Massachusetts..................................  Interior fabrics       300,000
East Douglas, Massachusetts ...........................  Interior fabrics       301,772
Grand Rapids, Michigan(1)..............................  Interior fabrics        55,800
Greensboro, North Carolina(1)..........................  Interior fabrics        63,700
Guilford, Maine........................................  Interior fabrics       396,690
Guilford, Maine........................................  Interior fabrics        96,200
Lancashire, England(1).................................  Interior fabrics        54,000

                                                                              FLOOR SPACE
LOCATION                                                 PRIMARY PRODUCTS      (SQ.FT.)
--------                                                 ----------------     -----------
Newport, Maine.........................................  Interior fabrics       208,932
West Yorkshire, England................................  Interior fabrics       135,000
Cartersville, Georgia(1)...............................  Specialty products     124,500
Grand Rapids, Michigan.................................  Access flooring        120,000
Rockmart, Georgia......................................  Chemicals               37,500

---------------

(1) Leased.
(2) Owned by a joint venture in which the Company has a 70% interest.
(3) Expected to be operational in April 1998.
(4) Owned by a joint venture in which the Company has a 40% interest.

     The Company maintains marketing offices in approximately 95 locations in 39 countries and distribution facilities in approximately 40 locations in six countries. Most of the marketing locations and many of the distribution facilities are leased.

     The Company believes that its manufacturing and distribution facilities, and its marketing offices, are sufficient for its present operations. The Company will continue, however, to consider the desirability of establishing additional facilities and offices in other locations around the world as part of its business strategy to meet expanding global market demands.

LEGAL PROCEEDINGS

     The Company is not aware of any material pending legal proceedings involving it or any of its property.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the executive officers and directors of the Company as of March 1, 1998:

NAME                                     AGE          POSITION WITH THE COMPANY
----                                     ---          -------------------------
Ray C. Anderson........................  63    Chairman of the Board and Chief
                                                 Executive Officer
Charles R. Eitel.......................  48    President, Chief Operating Officer and
                                                 Director
Michael D. Bertolucci..................  57    Senior Vice President
Brian L. DeMoura.......................  52    Senior Vice President and Director
Daniel T. Hendrix......................  43    Senior Vice President -- Finance, Chief
                                                 Financial Officer, Treasurer and
                                                 Director
Donald E. Russell......................  60    Senior Vice President and Director
John H. Walker.........................  53    Senior Vice President and Director
Gordon D. Whitener.....................  35    Senior Vice President and Director
Raymond S. Willoch.....................  39    Senior Vice President, General Counsel
                                                 and Secretary
Alan S. Kabus..........................  40    Vice President and Subsidiary President
John R. Wells..........................  36    Vice President and Subsidiary President
Dianne Dillon-Ridgley..................  46    Director
Carl I. Gable..........................  58    Director
June M. Henton.........................  58    Director
J. Smith Lanier, II....................  70    Director
Leonard G. Saulter.....................  71    Director
Clarinus C. Th. van Andel..............  68    Director

     Mr. Anderson founded the Company in 1973, and has served as the Company's Chairman and Chief Executive Officer since its founding. Mr. Anderson was appointed by President Clinton to the President's Council on Sustainable Development in 1996 and currently serves as Co-Chair. Mr. Anderson is a member of the Board of Directors of NationsBank Corporation. He also serves on the Boards of numerous nonprofit organizations.

     Mr. Eitel joined the Company in November 1993 as President of Interface Flooring Systems, Inc. ("IFS", the Company's principal U.S. modular carpet subsidiary) and Interface Americas, Inc. (a wholly-owned U.S. holding company), with responsibility for the Company's modular carpet operations throughout the Americas. He was elected director in February 1994, and promoted to Executive Vice President of the Company and President and Chief Executive Officer of the Floorcoverings Group in October 1994, thereby assuming overall responsibility for the Company's worldwide carpet business. Mr. Eitel was promoted to President and Chief Operating Officer of the Company in February 1997. From July 1987 until joining the Company, Mr. Eitel served as President of the Floorcoverings Division (based in Dalton, Georgia) of Collins & Aikman Corporation, a diversified textile producer headquartered in North Carolina. Mr. Eitel also serves as a director of Weeks Corporation, an industrial real estate company based in Atlanta, and Ladd Furniture, Inc., a North Carolina-based furniture manufacturer.

     Mr. Bertolucci joined the Company in April 1996 as President of Interface Research Corporation and Senior Vice President of the Company. From October 1989 until joining the Company, he was Vice President of Technology for Highland Industries, an industrial fabric company located in Greensboro, North Carolina.

     Mr. DeMoura joined the Company in March 1994 as President and Chief Executive Officer of Guilford of Maine, Inc. (now Interface Fabrics) and Senior Vice President of the Company. In May 1994, he was elected to the Board of Directors of the Company. He is currently responsible for the entire Interior Fabrics

Group, which includes Interface Fabrics, Toltec Fabrics, Inc., Intek, Inc. and Camborne Holdings Ltd. From August 1990 until joining the Company, Mr. DeMoura served as President and CEO of Fashion Fabrics of America, Inc., an Orangeburg, South Carolina based producer of fabrics for the upscale men's and women's apparel markets.

     Mr. Hendrix, who was previously with a national accounting firm, joined the Company in 1983. He was promoted to Treasurer of the Company in 1984, Chief Financial Officer in 1985, Vice President -- Finance in 1986, and Senior Vice President-Finance in October 1995. He was elected to the Board in October 1996.

     Mr. Russell, a director since 1974, has served in various executive capacities since 1973. He became a Senior Vice President in 1986. From September 1995 until April 1997, Mr. Russell served as President and Chief Executive Officer of the Company's Specialty Products Group, composed of the Company's chemical and specialty surfaces subsidiaries (Rockland and Pandel), Intersept antimicrobial sales and licensing program, and Interface Architectural Resources. Mr. Russell served as President and CEO of Interface Europe, Inc. (the Company's U.S. holding company for its subsidiaries in Europe) and Interface Europe B.V. from 1991 until August 1995. Mr. Russell intends to retire in April 1998.

     Mr. Walker began his career with the Company as Financial Controller of the U.K. Division of Heuga Holding B.V. (now Interface Europe B.V.), a Netherlands-based carpet tile manufacturer, which was acquired by the Company in 1988. He later served as Vice President Sales & Marketing of Interface Europe, B.V. and in July 1995 was promoted to the position of Senior Vice President of the Company and President and Chief Executive Officer of Interface Europe, Inc. In his current position, he has responsibility for the Company's floorcovering operations in both Europe and the Asia-Pacific region. He was elected to the Board in October 1996.

     Mr. Whitener joined the Company in November 1993 as Senior Vice
President -- Sales & Marketing of IFS. In October 1994, he became a Senior Vice President of the Company and President and Chief Executive Officer of IFS and Interface Americas, assuming responsibility for the Company's modular carpet operations throughout the Americas, and Prince Street. Mr. Whitener also assumed corporate responsibility for Bentley Mills in July 1995, at which time he became a director of the Company, and the Specialty Products Group in April 1997. He is thus responsible for all of the Company's businesses in the Americas, except the Interior Fabrics Group. From April 1988 until joining the Company, Mr. Whitener served in various sales management capacities with Collins & Aikman (Floorcoverings Division), including Vice President Marketing.

     Mr. Willoch joined the Company as Corporate Counsel in June 1990. He was promoted to Assistant Secretary in 1991, Assistant Vice President in 1993, Vice President in January 1996 and Secretary and General Counsel in August 1996. In February 1998, Mr. Willoch was promoted to Senior Vice President.

     Mr. Kabus joined the Company in 1993 as a result of the Company's acquisition of Bentley Mills, which he had joined as a salesman in 1984. At the time of the acquisition, Mr. Kabus was serving as Regional Sales
Manager -- Northeast Region of Bentley Mills. He was promoted to Vice President of the Company and President and Chief Executive Officer of Bentley Mills in July 1995. From July 1995 until March 1998, Mr. Kabus served as President and Chief Executive Officer of Bentley Mills. In March 1998, Mr. Kabus assumed responsibility for the Company's Re:Source Americas dealer network and its other service companies.

     Mr. Wells joined the Company in February 1994 as Vice President -- Sales of IFS and was promoted to Senior Vice President -- Sales and Marketing of IFS in October 1994. He was promoted to Vice President of the Company and President and Chief Executive Officer of IFS in July 1995. In March 1998, Mr. Wells was also named President and Chief Executive Officer of both Prince Street and Bentley Mills, making him President and Chief Executive Officer of all three of the Company's U.S. carpet mills. Prior to joining the Company, Mr. Wells worked with the commercial division of Shaw Industries for 13 years, where he was a key member of the management team that started the Networx Modular Carpet Division of that company and where he also held various sales management responsibilities for the Shaw Commercial and Stratton Commercial Divisions.

     Ms. Dillon-Ridgley was elected to the Board in February 1997. Since 1994, Ms. Dillon-Ridgley has served as president of Zero Population Growth, the nation's largest grassroots organization concerned with the impacts of rapid population growth. She has also served as a senior policy analyst with the Women's Environment and Development Organization since 1993, and as an associate with the Kettering Foundation in Dayton, Ohio since 1991. In 1994, she was appointed by President Clinton to the President's Council on Sustainable Development where she serves as Co-Chair of the Council's Population and Consumption Task Force.

     Mr. Gable, a director since March 1984, is an attorney-at-law with the Atlanta based law firm of Troutman Sanders LLP. From September 1992 until joining Troutman Sanders in March 1996, he was a member of another Atlanta law firm, Booth Owens & Jospin (formerly Booth, Wade & Campbell). Mr. Gable serves on the Boards of numerous nonprofit organizations.

     Dr. Henton was elected as a director in February 1995. Since 1985, Dr. Henton has served as Dean of the School of Human Sciences at Auburn University, which includes a program in interior environments. Dr. Henton, who received her Ph.D. from the University of Minnesota, is an accomplished author and lecturer on child and family issues. She has provided leadership for a wide variety of professional, policy and civic organizations. As a charter member of the Operating Board of the National Textile Center, Dr. Henton has significant expertise in the integration of academic and research programs within the textile industry.

     Mr. Lanier has been a director since 1973. He is Chairman and Chief Executive Officer of J. Smith Lanier & Co., a general insurance agency based in West Point, Georgia. Mr. Lanier also serves as a director of National Vision Associates, Ltd., a Lawrenceville, Georgia based operator of retail optical centers. He also serves on the boards of numerous nonprofit organizations.

     Mr. Saulter has been a director since July 1987. He served as a Senior Vice President of the Company from October 1987 until June 1991. He served as President of Guilford of Maine, Inc. (now Interface Fabrics), the Company's principal interior fabrics subsidiary, until January 1990, and as Interface Fabrics' Chairman from January 1990 until his retirement in June 1991. In October 1993, Mr. Saulter resumed the position of President of Interface Fabrics on an interim basis, serving until March 1994.

     Mr. Th. van Andel, who has been a director since October 1988, was a partner in the law firm of Schut & Grosheide, Amsterdam, until his retirement in January 1996. He served as Chairman of the supervisory board of Interface Europe B.V. (formerly Interface Heuga B.V. and Heuga Holding, B.V.), the Company's modular carpet subsidiary based in the Netherlands, from 1984 until 1996, when the supervisory board was dissolved.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the principal amount of Notes set forth opposite its name below:

                                                              PRINCIPAL AMOUNT
UNDERWRITERS                                                      OF NOTES
------------                                                  ----------------
Salomon Brothers Inc .......................................    $
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
First Chicago Capital Markets, Inc. ........................
First Union Capital Markets
NationsBanc Montgomery Securities LLC.......................
The Robinson-Humphrey Company, LLC..........................
                                                                ------------
          Total.............................................    $150,000,000
                                                                ============

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to certain conditions precedent, that the Underwriting Agreement may be terminated under certain circumstances, and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers
at such price less a concession not in excess of      % of the principal amount
of the Notes. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of      % of the principal amount thereof on sales to
other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Company does not intend to apply for listing of the Notes on a national securities exchange. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the Notes.

     In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the Notes Offering, creating a short position in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriters may bid for and purchase, the Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or dealer for distributing the Notes in the Notes Offering, if the syndicate repurchases previously distributed the Notes in the transactions to cover syndicate short positions in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Underwriters and certain of their affiliates and associates may be customers of, have lending relationships with, engage in transactions with, and/or perform services, including investment banking services, for the Company and its affiliates in the ordinary course of business. Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, The Robinson-Humphrey Company, LLC and Wheat First Securities, Inc. (through its Wheat First Union division) are also acting as underwriters in the concurrent offering of Class A Common Stock of the Company. The Robinson-Humphrey Company, LLC is a subsidiary of Smith Barney Inc. Smith Barney Inc. and Salomon Brothers Inc are affiliated but separately registered broker/dealers under the common control of Salomon Smith Barney Holdings Inc.

     First Union Capital Markets, a division of Wheat First Securities, Inc., one of the underwriters in the Notes Offering, is a subsidiary of First Union Corporation, which is also the parent company of First Union National Bank ("First Union"). First Union has been appointed as Trustee under the Indenture and also serves as trustee under the indenture covering the Company's 9 1/2% Senior Subordinated Notes due 2005.

     First Chicago Capital Markets, Inc., one of the Underwriters in the Notes Offering, is a subsidiary of First Chicago NBD Corporation, which is also the parent company of The First National Bank of Chicago ("FNBC"). FNBC currently serves as Co-Agent under the Company's Credit Facility.

     Ray C. Anderson, the Company's Chairman and Chief Executive Officer and controlling shareholder, also serves as a director of NationsBank Corporation. NationsBank Corporation is the parent company of NationsBanc Montgomery Securities, LLC, one of the underwriters in the Notes Offering.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters regarding the validity of the Notes offered hereby will be passed upon for the Company by Kilpatrick Stockton LLP, Atlanta, Georgia. Certain legal matters relating to the Notes Offering will be passed upon for the Underwriters by Smith, Gambrell & Russell, LLP, Atlanta, Georgia. As of February 28, 1998, attorneys at Kilpatrick Stockton LLP who worked on the preparation of this Prospectus Supplement and the accompanying Prospectus beneficially owned in the aggregate 5,000 shares of the Company's outstanding Class A and Class B Common Stock.

                                    EXPERTS

     The Consolidated Financial Statements of the Company and its subsidiaries included in this Prospectus Supplement and incorporated by reference in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere in this Prospectus Supplement, and have been so included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........   F-2
Consolidated Statements of Income -- years ended December
  28, 1997, December 29, 1996 and December 31, 1995.........   F-3
Consolidated Balance Sheets -- December 28, 1997 and
  December 29, 1996.........................................   F-4
Consolidated Statements of Cash Flow -- years ended December
  28, 1997, December 29, 1996 and December 31, 1995.........   F-5
Notes to Consolidated Financial Statements..................   F-6

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders of Interface, Inc.
Atlanta, Georgia

     We have audited the accompanying consolidated balance sheets of Interface, Inc. and subsidiaries as of December 28, 1997 and December 29, 1996, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 28, 1997. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interface, Inc. and its subsidiaries as of December 28, 1997 and December 29, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 1997, in conformity with generally accepted accounting principles.

                                          BDO SEIDMAN, LLP
Atlanta, Georgia
February 17, 1998

                        INTERFACE INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                      FISCAL YEAR ENDED
                                                              ----------------------------------
                                                                 1997         1996        1995
                                                              ----------   ----------   --------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Net sales...................................................  $1,135,290   $1,002,076   $802,066
Cost of sales...............................................     755,734      684,455    551,643
                                                              ----------   ----------   --------
Gross profit on sales.......................................     379,556      317,621    250,423
Selling, general and administrative expenses................     281,755      238,932    188,880
                                                              ----------   ----------   --------
Operating income............................................      97,801       78,689     61,543
                                                              ----------   ----------   --------
Other expense
  Interest expense..........................................      35,038       32,772     26,753
  Other.....................................................       1,492        2,490      3,114
                                                              ----------   ----------   --------
          Total other expense...............................      36,530       35,262     29,867
                                                              ----------   ----------   --------
Income before taxes on income and extraordinary item........      61,271       43,427     31,676
Taxes on income.............................................      23,757       17,032     11,336
                                                              ----------   ----------   --------
Income before extraordinary item............................      37,514       26,395     20,340
Extraordinary loss, net of tax..............................          --           --      3,512
                                                              ----------   ----------   --------
          Net income........................................      37,514       26,395     16,828
Preferred stock dividends...................................          --        1,678      1,750
                                                              ----------   ----------   --------
          Net income applicable to common shareholders......  $   37,514   $   24,717   $ 15,078
                                                              ==========   ==========   ========
Basic earnings per common share
  Income before extraordinary item..........................  $     1.58   $     1.23   $   1.02
  Extraordinary loss, net of tax............................          --           --       0.19
                                                              ----------   ----------   --------
          Net Income........................................  $     1.58   $     1.23   $   0.83
Diluted earnings per common share
  Income before extraordinary item..........................  $     1.53   $     1.20   $   1.00
  Extraordinary loss, net of tax............................          --           --       0.19
                                                              ----------   ----------   --------
          Net income........................................  $     1.53   $     1.20   $   0.81
                                                              ==========   ==========   ========

          See accompanying notes to consolidated financial statements.

                        INTERFACE INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                1997        1996
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
                                      ASSETS
Current
  Cash......................................................  $ 10,212    $  8,762
  Accounts receivable.......................................   177,977     167,817
  Inventories...............................................   157,630     146,678
  Prepaid expenses..........................................    24,265      22,986
  Deferred income taxes.....................................     5,156       7,057
                                                              --------    --------
          Total current assets..............................   375,240     353,300
Property and equipment......................................   228,781     208,791
Miscellaneous...............................................    46,945      51,385
Excess of cost over net assets acquired.....................   278,597     249,070
                                                              --------    --------
                                                              $929,563    $862,546
                                                              ========    ========

                    LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current liabilities
  Notes payable.............................................  $ 22,264    $ 14,918
  Accounts payable..........................................    79,279      74,960
  Accrued expenses..........................................    87,543      70,919
  Current maturities of long-term debt......................     2,751       2,919
                                                              --------    --------
          Total current liabilities.........................   191,837     163,716
Long-term debt, less current maturities.....................   264,499     254,353
Senior subordinated notes...................................   125,000     125,000
Deferred income taxes.......................................    28,873      23,484
                                                              --------    --------
          Total liabilities.................................   610,209     566,553
Minority interest...........................................     2,989       3,125
Series A redeemable preferred stock.........................        --      19,750
Common stock................................................     2,776       2,536
Additional paid-in capital..................................   161,584     124,557
Retained earnings...........................................   197,906     166,828
Foreign currency translation adjustment.....................   (28,155)     (3,057)
Treasury stock, 3,600,000 Class A shares, at cost...........   (17,746)    (17,746)
                                                              --------    --------
                                                              $929,563    $862,546
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                        INTERFACE INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                    FISCAL YEAR ENDED
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $ 37,514   $ 26,395   $ 16,828
Adjustments to reconcile net income to cash provided by
  operating activities
Depreciation and amortization...............................    38,605     35,305     28,944
Extraordinary loss on early extinguishment of debt, net of
  tax.......................................................        --         --      3,512
Deferred income taxes.......................................     7,849      5,438      1,431
Working capital changes
  Cash equivalents..........................................        --      1,489       (596)
  Accounts receivable.......................................   (16,386)   (17,465)    25,978
  Inventories...............................................   (16,233)    (2,199)     5,979
  Prepaid expenses and other................................    (2,273)    (6,870)         8
  Accounts payable and accrued expenses.....................    25,647     14,419     (6,132)
                                                              --------   --------   --------
                                                                74,723     56,512     75,952
                                                              --------   --------   --------
INVESTING ACTIVITIES
Capital expenditures........................................   (38,654)   (36,436)   (42,123)
Acquisitions of businesses..................................   (34,647)   (30,151)   (27,554)
Changes in escrowed and restricted funds....................        --         --      2,663
Other.......................................................   (17,902)   (11,425)    (5,145)
                                                              --------   --------   --------
                                                               (91,203)   (78,012)   (72,159)
                                                              --------   --------   --------
FINANCING ACTIVITIES
Borrowings on long-term debt................................   153,624    154,224     61,471
Principal repayments on long-term debt......................  (142,884)  (107,561)   (73,406)
Proceeds from issuance of subordinated notes................        --         --    121,543
Extinguishment of convertible subordinated debentures.......        --         --   (106,419)
Borrowings (repayments) under lines of credit...............     7,617    (20,102)     1,965
Proceeds from issuance of common stock......................     6,414      2,916        984
Dividends paid..............................................    (6,436)    (6,606)    (6,132)
                                                              --------   --------   --------
                                                                18,335     22,871          6
                                                              --------   --------   --------
Net cash provided by operating, investing, and financing
  activities................................................     1,855      1,371      3,799
Effect of exchange rate changes on cash.....................      (405)       130        (34)
                                                              --------   --------   --------
CASH
Net increase................................................     1,450      1,501      3,765
Balance, beginning of year..................................     8,762      7,261      3,496
                                                              --------   --------   --------
Balance, end of year........................................  $ 10,212   $  8,762   $  7,261
                                                              ========   ========   ========

          See accompanying notes to consolidated financial statements.

                        INTERFACE INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     Interface, Inc. (the "Company") is a recognized leader in the worldwide commercial interiors market, offering floorcoverings, fabrics, specialty chemicals and interior architectural products. The Company manufactures modular carpet under the Interface and Heuga brands. The Company's broadloom carpet operations are conducted through Bentley Mills and Prince Street, both of which focus on the high quality, designer-oriented sector of the U.S. broadloom carpet market, and Firth Carpets in the United Kingdom. The Company also provides specialized carpet replacement, installation, and maintenance services. The Company also produces interior fabrics and upholstery products, which it markets under the Guilford of Maine, Stevens Linen, Toltec, Intek, and Camborne brands. In addition, the Company provides chemicals used in various rubber and plastic products; licenses Intersept(R), a proprietary antimicrobial used in a host of interior finishes; sponsors the Envirosense(R) Consortium in its mission to address workplace environmental issues; and markets low-profile and multiple plenum raised/access flooring systems under the C-Tec, Intercell and Interstitial Systems brands.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions are eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples include provisions for returns, bad debts, claims reserves, inventory obsolescence and the length of product life cycles, income tax exposures, and excess of cost over net assets acquired and fixed asset lives. Actual results could vary from these estimates.

INVENTORIES

     Inventories are valued at the lower of cost (standards which approximate actual cost on a first-in, first-out basis) or market. Inventories include the cost of raw materials, labor and manufacturing overhead. The Company makes provisions for obsolete or slow moving inventories as necessary to properly reflect inventory value.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: buildings and improvements -- ten to fifty years; furniture and equipment -- three to twelve years. Interest costs for the construction of certain long-term assets are capitalized and amortized over the related assets' estimated useful lives. The Company capitalized net interest costs of approximately $0.4 million, $0.1 million, and $1.4 million for the years ended 1997, 1996, and 1995, respectively. Depreciation expense amounted to approximately $25.7 million, $25.0 million, and $18.2 million for the years ended 1997, 1996, and 1995, respectively.

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

                        INTERFACE INC. AND SUBSIDIARIES

EXCESS OF COST OVER NET ASSETS ACQUIRED

     Excess of cost over net assets acquired is the excess of the purchase price over the fair value of net assets acquired in business combinations accounted for as purchases. Excess of cost over net assets acquired is amortized on a straight-line basis over the periods benefited, principally twenty-five to forty years. Accumulated amortization amounted to approximately $51.5 million and $43.5 million at December 28, 1997 and December 29, 1996, respectively.

     The Company's operational policy for the assessment and measurement of any impairment in the value of excess of cost over net assets acquired which is other than temporary is to evaluate the recoverability and remaining life and determine whether it should be completely or partially written off or the amortization period accelerated. The Company will recognize an impairment if undiscounted estimated future operating cash flows of the acquired business are determined to be less than the carrying amount. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

TAXES ON INCOME

     The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in tax laws or rates. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized as income or expense in the period that includes the enactment date.

EARNINGS PER COMMON SHARE AND DIVIDENDS

     In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." The new Standard simplifies the computation of earnings per share and requires presentation of two amounts, basic and diluted earnings per share. As required by the Standard, the Company has retroactively restated earnings per share data for all periods presented.

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of shares of Class A and Class B Common Stock outstanding during each year. Shares issued during the year and shares reacquired during the year have been weighted for the portion of the year that they were outstanding. Basic earnings per share are based upon 23,707,918 shares, 20,060,347 shares, and 18,254,965 shares for the years ended 1997, 1996, and 1995, respectively. Diluted earnings per share is calculated in a manner consistent with that of basic earnings per share while giving effect to all dilutive potential common shares that were outstanding during the period. Diluted earnings per share are based upon 24,651,014 shares, 20,657,105 shares, and 18,598,965 shares for the years ended 1997, 1996, and 1995, respectively. For the purposes of computing earnings per common share and dividends per common share, the Company is treating as treasury stock (and therefore not outstanding) the shares that are owned by a wholly owned subsidiary (3,600,000 Class A shares recorded at cost).

REVENUE RECOGNITION

     Revenue is generally recognized on the sale of products or services when the products are shipped or the services performed, all significant contractual obligations have been satisfied, and the collection of the resulting receivable is reasonably assured. Revenues and estimated profits on long-term performance contracts are recognized under the percentage of completion method of accounting using the cost-to-cost methodology.

                        INTERFACE INC. AND SUBSIDIARIES

Profit estimates are revised periodically based upon changes in facts. Any losses identified on contracts are recognized immediately.

CASH, CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

     Highly liquid investments with insignificant interest rate risk and with original maturities of three months or less are classified as cash and cash equivalents. Investments with maturities greater than three months and less than one year are classified as short-term investments.

     At December 28, 1997 and December 29, 1996, checks issued against future deposits totaled approximately $12.8 million and $12.3 million, respectively. Cash payments for interest amounted to approximately $33.8 million, $27.8 million, and $27.9 million for the years ended 1997, 1996, and 1995, respectively. Income tax payments amounted to approximately $18.2 million, $9.8 million, and $8.2 million for the years ended 1997, 1996, and 1995, respectively.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     Fair values of cash and cash equivalents, short-term investments and short-term debt approximate cost due to the short period of time to maturity. Fair values of long-term investments, debt, swaps, forward currency contracts and currency options are based on quoted market prices or pricing models using current market rates.

TRANSLATION OF FOREIGN CURRENCIES

     The financial position and results of operations of the Company's foreign subsidiaries are measured generally using local currencies as the functional currency. Assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rate in effect at each year end. Income and expense items are translated at average exchange rates for the year. The resulting translation adjustments are recorded in the foreign currency translation adjustment account. In the event of a divestiture of a foreign subsidiary, the related foreign currency translation results are reversed from equity to income. Foreign currency exchange gains and losses which are not material are included in income.

DERIVATIVES

     The Company uses various financial instruments, including derivative financial instruments, for purposes other than trading. The Company does not enter into derivative financial instruments for speculative purposes. Derivatives, used as a part of the Company's risk management strategy, are designated at inception as hedges, and are measured for effectiveness both at inception and on an ongoing basis. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains or losses related to qualifying hedges of firm commitments or anticipated transactions also are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.

FISCAL YEAR

     The Company's fiscal year ends on the Sunday nearest December 31. All references herein to "1997", "1996", and "1995" mean the fiscal years ended December 28, 1997, December 29, 1996 and December 31, 1995, respectively, each comprising 52 weeks. Quarterly financial results are based upon a 13 week reporting period.

                        INTERFACE INC. AND SUBSIDIARIES

RECLASSIFICATIONS

     Certain reclassifications have been made to the 1996 and 1995 financial statements to conform to the 1997 presentation.

2.  BUSINESS ACQUISITIONS AND DIVESTITURES

     In December 1997, the Company sold certain assets related to the commercial manufacture of zinc diacrylate, a chemical compound used in the production of golf balls, for $14.1 million in cash. An immaterial gain was realized on the sale. The Company generated 1997 sales of $7.9 million and operating income of $1.1 million related to the manufacture of this chemical compound.

     During 1997, the Company acquired 100% of the outstanding capital stock of five floorcovering contractors: Canaan Corporation, based in Connecticut; Carpet Services of Tampa, Inc., based in Florida; Facilities Resource Group, Inc., based in Illinois; Floormart, Inc. based in California; and Carpet Solutions Holdings Pty Ltd., based in Queensland, Australia. These contractors are engaged primarily in the installation of commercial floorcoverings. As consideration, the Company issued 257,584 shares of Class A Common Stock valued at approximately $3.5 million and $11.1 million in cash. All transactions have been accounted for as purchases, and accordingly, the results of operations of the acquired companies since their acquisition dates have been included within the consolidated financial statements. The excess of the purchase price over the fair value of the net assets acquired was approximately $17.5 million and is being amortized over 25 years.

     In June 1997, the Company acquired 100% of the outstanding common stock of Camborne Holdings, Ltd., a manufacturer of interior fabrics based in West Yorkshire, U.K. for approximately $19.9 million, which was comprised of $17.1 million in cash and 127,806 shares of Class B Common Stock valued at approximately $2.8 million. The transaction was accounted for as a purchase. The results of operations of Camborne have been included with the consolidated financial statements since the acquisition date. The excess of the purchase price over the fair value of the assets was approximately $16.8 million and is being amortized over 40 years.

     During 1996, the Company acquired 100% of the outstanding capital stock of fifteen floorcovering contractors: Earl W. Bentley Operating Co., Inc., based in Oklahoma; Quaker City International, Inc., based in Pennsylvania; Superior Holding Inc., based in Texas; Landry's Commercial Flooring Co., Inc., based in Oregon; Reiser Associates, Inc., based in Texas; Southern Contract Systems, Inc. based in Georgia; A & F Installations, Inc., based in New Jersey; ParCom, Inc., based in Virginia; Congress Flooring Corp., based in Massachusetts; Flooring Consultants, Inc., based in Arizona; B. Shehadi & Sons, Inc., based in New Jersey; Lasher/White Carpet Co., Inc., based in New York; Oldtown Carpet Center, Inc., based in North Carolina; Architectural Floors, a division of Continental Office Furniture Corp., based in Ohio; and Floor Concepts, Inc., based in Maryland. These contractors are engaged primarily in the installation of commercial floorcoverings. As consideration, the Company issued 2,674,906 shares of Common Stock valued at approximately $19.3 million, $0.8 million in 7% notes and $23.0 million in cash. All transactions have been accounted for as purchases, and accordingly, the results of operations of the acquired companies since their acquisition dates have been included within the consolidated financial statements. The excess of the purchase price over the fair value of the net assets acquired was approximately $33.9 million and is being amortized over 25 years.

     During 1997, the Company issued additional consideration of approximately $2.5 million for the purchase of the floorcovering contractors which were acquired during 1996. The additional consideration was recorded as excess of cost over net assets acquired.

     In February 1996, the Company acquired the outstanding common stock of Renovisions, Inc., a nationwide installation services firm based in Georgia that has pioneered a new method of carpet replacement, for approximately $4 million in cash at closing and $1 million in guaranteed payments. The transaction was accounted for as a purchase, and accordingly, the results of operations of Renovisions since the acquisition

                        INTERFACE INC. AND SUBSIDIARIES
date have been included within the consolidated financial statements. The excess of the purchase price over the fair value of net assets acquired was approximately $4.3 million and is being amortized over 25 years.

     In February 1996, the Company acquired the outstanding common stock of C-Tec, Inc., a Michigan based producer of raised/access flooring systems, for approximately $8.8 million, which was comprised of $4.5 million in cash and $4.3 million in 6% subordinated convertible notes. The transaction was accounted for as a purchase, and accordingly, the results of operations of C-Tec since the acquisition date have been included within the consolidated financial statements. The excess of the purchase price over the fair value of net assets acquired was approximately $3.1 million and is being amortized over 25 years.

     In December 1995, the Company acquired substantially all of the assets of the Intek division of Spring Industries, a manufacturer of panel fabrics based in Aberdeen, North Carolina, for approximately $13.9 million. The transaction was accounted for as a purchase. The excess of the purchase price over the fair value of the net assets was approximately $5.1 million and is being amortized over 40 years. The results of operations of Intek have been included within the consolidated financial statements since the acquisition date.

     In June 1995, the Company acquired substantially all of the assets of Toltec Fabrics, Inc., a manufacturer of panel fabrics based in North Carolina, for approximately $13.3 million, which was comprised of $7.7 million in cash and $5.6 million in notes. The transaction was accounted for as a purchase. The excess of the purchase price over the fair value of the net assets was approximately $6.9 million and is being amortized over 40 years. The results of operations of Toltec have been included within the consolidated financial statements since the acquisition date.

3.  RECEIVABLES

     The Company maintains an agreement with a financial institution to sell a participating interest in a designated pool of commercial receivables, with limited recourse, in amounts up to $65 million. The agreement relates to specific operating subsidiaries of the Company. Under the agreement, a participating interest in new receivables is sold as previous receivables are collected. A service fee consisting of the financial institution's commercial paper rate plus .45% is charged based upon the resulting participating interest. This amount is included in other expense in the accompanying consolidated statements of income. At December 28, 1997, the rate was 6.43%. The Company acts as an agent for the purchaser by performing record keeping and collection functions. The uncollected receivables sold at December 28, 1997 and December 29, 1996 amounted to $49.6 million and $31.7 million, respectively. As of December 28, 1997 and December 29, 1996, the allowance for bad debts amounted to approximately $7.4 million and $7.3 million, respectively, for all accounts receivable of the Company.

     The Company has adopted credit policies and standards intended to reduce the inherent risk associated with potential increases in its concentration of credit risk due to increasing trade receivables from sales to owners and users of commercial office facilities and with specifiers such as architects, engineers and contracting firms. Management believes that credit risks are further moderated by the diversity of its end customers and geographic sales areas. Interface performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary.

     In June 1996, the FASB issued SFAS No 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Company's adoption of this Standard had no impact on the consolidated results of operations or financial position.

                        INTERFACE INC. AND SUBSIDIARIES

4.  INVENTORIES

     Inventories are summarized as follows:

                                                                1997       1996
                                                              --------   --------
                                                                (IN THOUSANDS)
Finished goods..............................................  $ 91,016   $ 81,034
Work-in-process.............................................    29,094     30,464
Raw materials...............................................    37,520     35,180
                                                              --------   --------
                                                              $157,630   $146,678
                                                              ========   ========

5.  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                                1997        1996
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
Land........................................................  $  12,485   $  13,038
Buildings...................................................    130,450      98,706
Equipment...................................................    264,656     232,489
Construction-in-progress....................................      6,890      32,078
                                                              ---------   ---------
                                                                414,481     376,311
Accumulated depreciation....................................   (185,700)   (167,520)
                                                              ---------   ---------
                                                              $ 228,781   $ 208,791
                                                              =========   =========

     The estimated cost to complete construction in progress for which the Company was committed at December 28, 1997 was approximately $11.3 million.

6.  ACCRUED EXPENSES

     Accrued expenses are summarized as follows:

                                                               1997      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Taxes.......................................................  $21,482   $16,868
Compensation................................................   25,671    20,541
Interest....................................................    3,813     5,276
Other.......................................................   36,577    28,234
                                                              -------   -------
                                                              $87,543   $70,919
                                                              =======   =======

7.  SENIOR SUBORDINATED NOTES

     The Company has outstanding $125 million in 9.5% Senior Subordinated Notes due 2005 (the "Notes"). Interest is payable semi-annually on May 15 and November 15.

     The Notes are guaranteed, jointly and severally, on an unsecured senior subordinated basis, by each of the Company's principal domestic subsidiaries (the "Guarantors"). The Guarantors include Interface Flooring Systems, Inc., Bentley Mills, Inc., Interface Interior Fabrics, Inc., Prince Street Technologies, Inc. and several other smaller domestic subsidiaries. (See Note 18 for Supplemental Guarantor Condensed Consolidating Financial Statements.) The Notes are redeemable for cash at any time on or after November 15, 2000 at the Company's option and in whole or in part, initially at a redemption price equal to 104.75% of the principal amount, declining to 100% of the principal amount on November 15, 2003, plus accrued interest thereon to

                        INTERFACE INC. AND SUBSIDIARIES
the date fixed for redemption. At December 28, 1997 and December 29, 1996, the estimated fair value of the notes was approximately $132.5 million and $135.2 million, respectively.

8.  LONG-TERM DEBT

     Long-term debt, exclusive of the Company's 9.5% Senior Subordinated Notes due 2005 (see Note 7), consisted of the following:

                                                                1997       1996
                                                              --------   --------
                                                                (IN THOUSANDS)
Senior term loans...........................................  $100,000   $ 50,000
Revolving credit facility...................................   143,797    181,211
Other.......................................................    23,453     26,061
                                                              --------   --------
Total long-term debt........................................   267,250    257,272
Less current maturities.....................................    (2,751)    (2,919)
                                                              --------   --------
                                                              $264,499   $254,353
                                                              ========   ========

     At December 28, 1997 the Company maintained a revolving credit and term facility which provided a maximum credit limit of $370 million. The facility is collateralized by substantially all of the outstanding stock of the Company's operating subsidiaries (except certain foreign subsidiaries, for which only 66% of the outstanding stock is pledged). The $120 million term portion of the facility consists of four separate notes of which $25 million and $75 million is due December 29, 2000 and December 31, 2001, respectively. The revolving credit facility matures and related borrowings are due December 31, 2001, concurrent with the final installment of the term portion. Interest is charged, at the Company's option, at a rate based on either the bank's certificate of deposit rate or LIBOR (London Interbank Offered Rate), plus an applicable margin of .35% to 1%, depending upon the Company's ability to meet certain performance criteria; or the bank's prime lending rate (8.5% at December 28, 1997). For a discussion of the Company's utilization of interest rate swap agreements to convert approximately $64.5 million of variable rate debt to fixed rate debt see
Note 12.

     The agreements require prepayment from specified excess cash flows or proceeds from certain asset sales and provide for restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and limit the payment of dividends. At December 28, 1997, approximately $38.1 million of the Company's retained earnings were unrestricted and available for payment of dividends under the most restrictive terms of the agreement. Long-term debt recorded in the accompanying balance sheets approximates fair value based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities.

     Future maturities of long-term debt based on fixed payments (amounts could be higher if excess cash flows or asset sales require prepayment of debt under the credit agreements) are as follows:

FISCAL YEAR                                                   (IN THOUSANDS)
-----------                                                   --------------
1998........................................................     $  2,751
1999........................................................        5,772
2000........................................................       31,621
2001........................................................          657
2002........................................................      225,954
Thereafter..................................................          495
                                                                 --------
                                                                 $267,250
                                                                 ========

     In addition to the amounts available under the revolving credit facility described above, the Company maintains approximately $38 million in complementary revolving lines of credit through several of its

                        INTERFACE INC. AND SUBSIDIARIES
subsidiaries. Interest is generally charged at the prime lending rate or LIBOR. The weighted average interest rate for 1997 related to the complimentary lines was approximately 7.9%. Approximately $22.3 million and $14.9 million was outstanding under these lines at December 28, 1997 and December 29, 1996, respectively.

9.  PREFERRED STOCK

     The Company is authorized to create and issue up to 5,000,000 shares of $1.00 par value Preferred Stock in one or more series and to determine the rights and preferences of each series, to the extent permitted by the Articles of Incorporation, and to fix the terms of such preferred stock without any vote or action by the shareholders. The issuance of any series of preferred stock may have an adverse effect on the rights of holders of common stock, and could decrease the amount of earnings and assets available for distribution to holders of common stock. In addition, any issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company.

     In conjunction with the acquisition of Bentley Mills in June 1993, the Company issued 250,000 shares of Series A Cumulative Convertible Preferred Stock with a face value of $100 per share. The Series A Preferred Stock was entitled to a 7% annual cumulative cash dividend ($7.00 per preferred share) that was payable quarterly. Series A Preferred Stock was non-voting, except as required by law or in limited circumstances to protect its preferential rights. The Series A Preferred Stock was convertible into shares of the Company's Class A Common Stock at the rate of one share of Class A Common Stock for each $14.79 face value thereof plus the amount of any accrued but unpaid dividends. During the period from September 1996 through January 1997, the Series A preferred shareholders, with one exception, notified the Company of their intent to convert all of their shares of Series A Preferred Stock into an aggregate of 1,715,900 shares of the Company's Class A Common Stock. During each of the years ended 1996 and 1995, the Company paid cash dividends of approximately $7.00 per preferred share.

     Subsequent to year end, the Board of Directors of the Company declared a dividend of one purchase right (a "Right") to be distributed in respect of each outstanding share of Common Stock, payable to shareholders of record as of March 16, 1998. Each right will entitle the registered holder to purchase from the Company one one-hundredth of a share (a "Unit") of newly created Series B Participating Cumulative Preferred Stock (the "Series B Preferred Stock").

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 15% of the outstanding shares of Common Stock or if other specified events occur without the Rights having been redeemed or in the event of an exchange of the rights for Common Stock as permitted under the Shareholder Rights Plan.

     The dividend and liquidation rights of the Series B Preferred Stock are designed so that the value of one one-hundredth of a share of Series B Preferred Stock issuable upon exercise of each Right will approximate the same economic value as one share of Common Stock, including voting rights. The exercise price per right will be $180, subject to adjustment. Shares of Series B Preferred Stock will entitle the holder to a minimum preferential dividend of $1.00 per share, but will entitle the holder to an aggregate dividend payment of 100 times the dividend declared on each share of Common Stock. In the event of liquidation, each share of Series B Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00, plus accrued and unpaid dividends and distributions thereon, but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged for or changed into other stock or securities, cash or other property, each share of Series B Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. Series B Preferred Stock is not convertible into Common Stock.

     Each share of Series B Preferred Stock will be entitled to 100 votes on all matters submitted to a vote of the shareholders of the Company, and shares of Series B Preferred Stock will generally vote together as one

                        INTERFACE INC. AND SUBSIDIARIES
class with the Common Stock and any other voting capital stock of the Company on all matters submitted to a vote of the Company's shareholders. While the Company's Class B Common Stock remains outstanding, holders of Series B Preferred Stock will vote as a single class with the Class A Common Stock for election of directors. Further, whenever dividends on the Series B Preferred Stock are in arrears in an amount equal to six quarterly payments, the Series B Preferred Stock, together with any other shares of preferred stock then entitled to elect directors, shall have the right, as a single class, to elect one director until the default has been cured.

10.  COMMON STOCK AND STOCK OPTIONS

     The Company is authorized to issue 40,000,000 shares of $.10 par value Class A Common Stock and 40,000,000 shares of $.10 par value Class B Common Stock. Class A and Class B Common Stock have identical voting rights except for the election or removal of directors. Holders of Class B Common Stock are entitled as a class to elect a majority of the Board of Directors. Under the terms of the Class B Common Stock, its special voting rights to elect a majority of the Board members would terminate irrevocably if the total outstanding shares of Class B Common Stock ever comprises less than ten percent (10%) of the Company's total issued and outstanding shares of Class A and Class B Common Stock. On December 28, 1997, the outstanding Class B shares constituted approximately 11.5% of the total outstanding shares of Class A and Class B Common Stock. The Company's Class A Common Stock is traded in the over-the-counter market under the symbol IFSIA and is quoted on Nasdaq. The Company's Class B Common Stock is not publicly traded. Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. Both classes of Common Stock share in dividends available to common shareholders (see Note 8 for discussion of restrictions on the payment of dividends). Cash dividends on Common Stock were $.27 per share for the year ended 1997, $.245 per share for the year ended 1996 and $.24 per share for the year ended 1995.

     The Company has Key Employee Stock Option Plans ("the 1983 Plan" and "the 1993 Plan"), an Offshore Stock Option Plan ("Offshore Plan"), and an Omnibus Stock Incentive Plan ("Omnibus Plan") under which a committee of the Board of Directors is authorized to grant key employees, including officers, options to purchase the Company's Common Stock. Options are exercisable for shares of Class A or Class B Common Stock at a price not less than 100% of the fair market value on the date of grant. The options generally become exercisable 20% per year over a five year period from the date of the grant and the options generally expire ten years from the date of the grant. The 1983 Plan, the 1993 Plan and the Offshore Plan were terminated effective January 20, 1997. There were no additional awards issued under any of the terminated plans after effective termination, however, outstanding awards issued prior to such date are not affected. The maximum number of shares of Class A or Class B Common Stock that may be issued under the Omnibus Plan is 1,800,000, plus any shares subject to stock options granted under the terminated plans that are forfeited, terminated or otherwise expire unexercised.

                        INTERFACE INC. AND SUBSIDIARIES

     The following table shows changes in common shareholders' equity:

                                                                                                 FOREIGN
                                       CLASS A           CLASS B       ADDITIONAL               CURRENCY
                                   ---------------   ---------------    PAID-IN     RETAINED   TRANSLATION
                                   SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     EARNINGS   ADJUSTMENT
                                   ------   ------   ------   ------   ----------   --------   -----------
                                                               (IN THOUSANDS)
BALANCE AT JANUARY 1, 1995.......  18,715   $1,871    3,077    $308     $ 93,450    $136,343    $   (136)
  Net income.....................      --       --       --      --           --      16,828          --
  Conversion of common stock.....      88        8      (88)     (8)          --          --          --
  Issuance of common stock.......     241       24       --      --        3,413          --          --
  Cash dividends paid............      --       --       --      --           --      (6,132)         --
  Foreign currency translation
     adjustment..................      --       --       --      --           --          --       3,691
                                   ------   ------   ------    ----     --------    --------    --------
BALANCE AT DECEMBER 31, 1995.....  19,044    1,903    2,989     300       96,863     147,039       3,555
  Net income.....................      --       --       --      --           --      26,395          --
  Conversion of common stock.....      14        2      (14)     (2)          --          --          --
  Issuance of common stock.......   2,956      297       --      --       22,428          --          --
  Conversion of Series A
     Preferred Stock.............     358       36                         5,266
  Cash dividends paid............      --       --       --      --           --      (6,606)         --
  Foreign currency translation
     adjustment..................      --       --       --      --           --          --      (6,612)
                                   ------   ------   ------    ----     --------    --------    --------
BALANCE AT DECEMBER 29, 1996.....  22,372    2,238    2,975     298      124,557     166,828      (3,057)
  Net income.....................      --       --       --      --           --      37,514          --
  Conversion of common stock.....     381       38     (381)    (38)          --          --          --
  Issuance of common stock.......     876       87      175      17       17,087          --          --
  Conversion of Series A
     Preferred Stock.............   1,357      136                        19,940
  Cash dividends paid............      --       --       --      --           --      (6,436)         --
  Foreign currency translation
     adjustment..................      --       --       --      --           --          --     (25,098)
                                   ------   ------   ------    ----     --------    --------    --------
BALANCE AT DECEMBER 28, 1997.....  24,986   $2,499    2,769    $277     $161,584    $197,906    $(28,155)
                                   ======   ======   ======    ====     ========    ========    ========

                        INTERFACE INC. AND SUBSIDIARIES

     The following tables summarize activity on stock options:

                                                              NUMBER     WEIGHTED AVERAGE
                                                             OF SHARES    EXERCISE PRICE
                                                             ---------   ----------------
Outstanding at January 1, 1995.............................  1,896,000        $13.43
  Granted..................................................    360,000         14.49
  Exercised................................................    (96,000)        10.53
  Forfeited or canceled....................................   (125,000)        14.03
                                                             ---------
Outstanding at December 31, 1995...........................  2,035,000         13.18
  Granted..................................................    308,000         13.47
  Exercised................................................   (224,000)        13.04
  Forfeited or canceled....................................   (112,000)        13.76
                                                             ---------
Outstanding at December 29, 1996...........................  2,007,000         13.30
  Granted..................................................    314,000         20.09
  Exercised................................................   (502,000)        13.03
  Forfeited or canceled....................................    (70,000)        13.15
                                                             ---------
Outstanding at December 28, 1997...........................  1,749,000         14.61
                                                             =========
Options exercisable at December 29, 1996...................    821,000        $13.35
Options exercisable at December 28, 1997...................    745,000        $13.22

WEIGHTED AVERAGE FAIR VALUE OF OPTIONS
GRANTED DURING THE YEAR ENDED                                 (IN THOUSANDS)
--------------------------------------                        --------------
December 29, 1996...........................................      $1,395
December 28, 1997...........................................      $2,912

     The weighted average remaining life of options outstanding at December 28, 1997 was 7.5 years. The range of exercise prices was $10.31 - $26.75.

     Interface has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Compensation expense was immaterial for 1997 and 1996. If Interface had elected to recognize compensation cost based on the fair value at the grant dates for options issued under the plans described above, consistent with the method prescribed by SFAS No. 123, net income applicable to common shareholders and earnings per share would have been changed to the pro forma amounts indicated below:

                                                                   YEAR ENDED
                                                              ---------------------
                                                                1997        1996
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
Net income applicable to common shareholders
  as reported...............................................   $37,514     $24,717
  pro forma.................................................   $36,533     $24,202
Basic earnings per common share
  as reported...............................................   $  1.58     $  1.23
  pro forma.................................................   $  1.54     $  1.21
Diluted earnings per common share
  as reported...............................................   $  1.53     $  1.20
  pro forma.................................................   $  1.49     $  1.18

                        INTERFACE INC. AND SUBSIDIARIES

     The fair value of stock options used to compute pro forma net income applicable to common shareholders and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 1997 and 1996:
Dividend yield of .71% in 1997 and .49% in 1996; expected volatility of 35% in 1997 and 30% in 1996; a risk free interest rate of 6.32% in 1997 and 6.11% in 1996; and an expected option life of 6.0 years in 1997 and 4.92 years in 1996.

11.  TAXES ON INCOME

     Provisions for federal, foreign, and state income taxes in the consolidated statements of income consisted of the following components:

                                                                    YEAR ENDED
                                                            ---------------------------
                                                             1997      1996      1995
                                                            -------   -------   -------
                                                                  (IN THOUSANDS)
Current:
  Federal.................................................  $ 5,569   $ 5,968   $ 5,331
  Foreign.................................................    9,052     3,284     5,844
  State...................................................    1,192     2,418     1,592
                                                            -------   -------   -------
                                                             15,813    11,670    12,767
                                                            =======   =======   =======
Deferred (reduction):
  Federal.................................................    4,675       818     1,495
  Foreign.................................................    2,173     5,770    (1,189)
  State...................................................    1,096    (1,226)     (316)
                                                            -------   -------   -------
                                                              7,944     5,362       (10)
                                                            =======   =======   =======
Decrease in valuation allowance...........................       --        --    (1,421)
                                                            -------   -------   -------
                                                            $23,757   $17,032   $11,336
                                                            =======   =======   =======

     Income before taxes on income consisted of the following:

                                                                    YEAR ENDED
                                                            ---------------------------
                                                             1997      1996      1995
                                                            -------   -------   -------
                                                                  (IN THOUSANDS)
U.S. operations...........................................  $29,134   $17,186   $20,212
Foreign operations........................................   32,137    26,241    11,464
                                                            -------   -------   -------
                                                            $61,271   $43,427   $31,676
                                                            =======   =======   =======

     Deferred income taxes for the years ended December 28, 1997 and December 29, 1996, reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     The sources of the temporary differences and their effect on the net deferred tax liability at December 28, 1997 and December 29, 1996, are as follows:

                                                            1997                   1996
                                                    --------------------   ---------------------
                                                    ASSETS   LIABILITIES   ASSETS    LIABILITIES
                                                    ------   -----------   -------   -----------
                                                                   (IN THOUSANDS)
Basis difference of property and equipment........  $   --     $23,886     $    --     $23,484
Net operating loss carryforwards..................   2,853          --       3,212          --
Other differences in bases of assets and
  liabilities.....................................      --         525       7,051          --
                                                    ------     -------     -------     -------
                                                    $2,853     $24,411     $10,263     $23,484
                                                    ======     =======     =======     =======

                        INTERFACE INC. AND SUBSIDIARIES

     At December 28, 1997, the Company's foreign subsidiaries had approximately $1.4 million in net operating losses available for an unlimited carryforward period. Additionally, the Company had approximately $53 million in state net operating losses expiring at various times through 2012.

     The effective tax rate on income before taxes differs from the United States statutory rate. The following summary reconciles taxes at the United States statutory rate with the effective rates:

                                                                   YEAR ENDED
                                                              --------------------
                                                              1997    1996    1995
                                                              ----    ----    ----
Taxes on income at U.S. statutory rate......................  35.0%   35.0%   35.0%
Increase (reduction) in taxes resulting from:
  State income taxes, net of federal benefit................   2.4     1.8     2.6
  Amortization of excess of cost over net assets acquired
     and related purchase accounting adjustments............   4.7     5.1     6.1
  Foreign and U.S. tax effects attributable to foreign
     operations.............................................  (2.2)   (2.1)   (2.4)
  Valuation allowance.......................................    --      --    (4.5)
  Other.....................................................  (1.1)   (0.6)   (1.0)
                                                              ----    ----    ----
  Taxes on income at effective rates........................  38.8%   39.2%   35.8%
                                                              ====    ====    ====

     Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $86 million at December 28, 1997. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both United States income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred United States income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $4.3 million would be payable upon remittance of all previously unremitted earnings at December 28, 1997.

12.  HEDGING TRANSACTIONS AND DERIVATIVE FINANCIAL INSTRUMENTS

     The Company employs the use of derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign currency exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the fluctuations in values of the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes. The Company monitors the use of derivative financial instruments through the use of objective measurable systems, well-defined market and credit risk limits, and timely reports to senior management according to prescribed guidelines. The Company has established strict counterparty credit guidelines and only enters into transactions with financial institutions of investment grade or better. As a result, the Company considers the risk of counterparty default to be minimal.

INTEREST RATE MANAGEMENT

     Management of the Company has developed and implemented a policy to maintain the percentage of fixed and variable rate debt within certain parameters. The Company enters into interest rate swap agreements, which maintain the fixed/variable mix within these defined parameters. In these swaps, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal linked to LIBOR. Any differences paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation. At December 28, 1997 and December 29, 1996, the Company had utilized interest rate swap agreements to effectively convert

                        INTERFACE INC. AND SUBSIDIARIES
approximately $64.5 million and $73.0 million, respectively, of variable rate debt to fixed rate debt. The weighted average rate on these borrowings was 6.6% at December 28, 1997 and 6.9% at December 29, 1996.

FOREIGN CURRENCY EXCHANGE RATE MANAGEMENT

     The purpose of the Company's foreign currency hedging activities is to reduce the risk that the eventual local currency inflows resulting from sales to foreign customers will be adversely affected by changes in exchange rates.

     The Company enters into currency swap contracts to hedge certain firm sales commitments denominated in foreign currencies. Net gains and losses are deferred and recognized in income in the same period as the hedged transaction. Net deferred gains/losses from hedging anticipated but not yet firmly committed transactions were not material at December 28, 1997 and December 29, 1996. The contracts served to hedge firmly committed Dutch guilder, German mark, Japanese yen, French franc, British pound sterling, and other foreign currency revenues. The interest rate and currency swap agreements have maturity dates ranging from nine to twenty-four months.

     The estimated fair values of derivatives used to hedge or modify the Company's risks will fluctuate over time. These fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged obligations and transactions and the overall reduction in the Company's exposure to adverse fluctuations in interest and foreign exchange rates.

     The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate to interest rates or currency exchange rates.

     The following table represents the aggregate notional amounts, fair values, and maturities of the Company's derivative financial instruments. The liability amounts shown within the table under foreign currency management represent contracts under which the Company is required to deliver Japanese yen and Dutch guilder currency at dates in the future.

                                                                   1997                 1996
                                                             -----------------   ------------------
                                                             NOTIONAL    FAIR    NOTIONAL    FAIR
                                                             AMOUNTS    VALUES   AMOUNTS    VALUES
                                                             --------   ------   --------   -------
                                                                         (IN THOUSANDS)
Interest Rate Management Liabilities
  Swap agreements..........................................  $64,500    $(319)   $73,000    $  (448)
Foreign Currency Management Liabilities
  Swap agreements..........................................  $14,500    $(751)   $40,063    $(3,864)

                        INTERFACE INC. AND SUBSIDIARIES

13.  COMMITMENTS AND CONTINGENCIES

     The Company leases certain marketing, production and distribution facilities, and equipment. At December 28, 1997 aggregate minimum rent commitments under operating leases with initial or remaining terms of one year or more consisted of the following:

FISCAL YEAR                                                   (IN THOUSANDS)
-----------                                                   --------------
1998........................................................     $17,848
1999........................................................      13,990
2000........................................................      11,748
2001........................................................       8,535
2002........................................................       5,948
Thereafter..................................................       4,947
                                                                 -------
                                                                 $63,016
                                                                 =======

     Rental expense amounted to approximately $20.7 million, $16.2 million, and $15.8 million for the fiscal years ended 1997, 1996 and 1995, respectively.

YEAR 2000 RISK

     As is the case with other companies using computers in their operations, the Company is faced with the task of addressing the Year 2000 issue during the next two years. The Year 2000 issue arises from the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. The Company has done a comprehensive review of its computer programs to identify the systems that would be affected by the Year 2000 issue, and is in the process of reviewing the Company's Year 2000 exposure to third party customers, distributors, suppliers, and banking institutions. The Company has also hired an outside consulting firm to assist in this conversion process and is beginning the process of modifying its computer program code to the four digit fields necessary to be Year 2000 compliant.

     The Company currently estimates the total cost of such modifications, excluding the cost of modifications to program logic control systems relative to manufacturing equipment, to be at least $17 million, although it could be significantly more. The Company and its outside consultants are currently evaluating the costs of modifications to these program logic control systems. Of the total project cost, approximately $10 million is attributable to the cost of new hardware and software which will be required in connection with the global consolidation of the Company's management and financial accounting systems. This new equipment and upgraded technology will have a definable value lasting beyond the Year 2000. In these instances, where Year 2000 compliance is ancillary, the Company may capitalize and depreciate such costs. The remaining $7 million will be expensed as incurred over the next two years. During the year ended December 28, 1997 the Company expensed approximately $0.6 million in regards to such modifications.

     There can be no guarantee that these estimates will be achieved and actual results could differ from those anticipated. Specific factors that might cause differences include, but are not limited to, the ability of other companies on which the Company's systems rely to modify or convert their systems to be Year 2000 compliant, the ability to locate and correct all relevant computer codes and similar uncertainties.

                        INTERFACE INC. AND SUBSIDIARIES

14.  EMPLOYEE BENEFIT PLANS

     The Company and its subsidiaries have trusteed defined benefit retirement plans ("Plans") which cover substantially all of their employees except those of Interface Interior Fabrics, Inc.("IIF"). The benefits are generally based on years of service and the employee's average monthly compensation. Pension benefit was $0.1 million for the year ended 1997 and pension expense was $1.3 million and $1.1 million for the years ended 1996 and 1995, respectively.

     On November 1, 1997, the Company elected to freeze the defined benefit plan covering its United States employees. Accordingly, all further benefit accruals under the Plan will cease and all actively employed participants became 100% vested in their benefits. In connection with the election to freeze the Plan, a curtailment gain of $1.7 million was reflected in net periodic pension cost for 1997.

     The ranges of assumptions used to calculate the funded status of the Plans reflect the different economic environments within the various countries where the Plans exist. In fiscal 1997, the assumed weighted average rate of return on plan assets was 7.3% and the measurement of the projected benefit obligation at December 28, 1997 was based on an assumed weighted average discount rate of 7.4% and long-term rate of compensation increases of 4.1%. In fiscal 1996, the assumed weighted average rate of return on plan assets was 7.7% and the measurement of the projected benefit obligation at December 29, 1996 was based on an assumed weighted average discount rate of 7.8% and long-term rate of compensation increases of 4.3%.

     The Company has 401(k) retirement investment plans ("401(k) Plans"), which are open to all U.S. employees, except for IIF which has a separate Plan, with one or more years of service. Effective October 1, 1996, all existing 401(k) plans of the Company's subsidiaries, except for IIF, were merged into one plan, "The Interface, Inc. Savings and Investment Plan and Trust." The 401(k) Plans call for Company matching contributions on a sliding scale based on the level of the employee's contribution. The Company may, at its discretion, make additional contributions to the Plans based on the attainment of certain performance targets by its subsidiaries. Approximately 78% of eligible employees were enrolled in the 401(k) Plans as of December 28, 1997. The Company's matching contributions are funded monthly and totalled approximately $1.6 million, $1.1 million and $0.6 million for the years ended 1997, 1996 and 1995, respectively. The Company's discretionary contributions totalled $0.9 million, $0.4 million and $1.0 million for the years ended 1997, 1996 and 1995, respectively.

                        INTERFACE INC. AND SUBSIDIARIES

     The table presented below sets forth the funded status of the Company's significant domestic and foreign defined benefit plans and amounts recognized in the consolidated financial statements.

                                                               1997      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Plan assets at fair value, primarily equity and fixed income
  securities................................................  $79,879   $72,951
Actuarial present value of benefit obligations:
  Vested benefits...........................................   71,329    59,558
  Nonvested benefits........................................    1,469     1,454
                                                              -------   -------
Accumulated benefit obligation..............................   72,798    61,012
Effect of projected future salary increases.................    3,946     6,007
                                                              -------   -------
Projected benefit obligation................................   76,744    67,019
                                                              -------   -------
Plan assets in excess of projected benefit obligation.......    3,135     5,932
Unrecognized net gain from past experience different from
  that assumed..............................................   (1,653)   (7,165)
Unrecognized prior service cost.............................      320       327
Unrecognized net liability existing at the date of initial
  application of SFAS 87....................................    1,240     1,503
                                                              -------   -------
Prepaid pension cost........................................  $ 3,042   $   597
                                                              =======   =======
Net pension cost included the following components:
  Service cost -- benefits earned during the period.........  $ 2,177   $ 1,928
  Interest cost on projected benefit obligation.............    5,228     4,893
  Actual return on plan assets..............................   (8,987)   (6,124)
  Net amortization and deferral.............................    3,178       642
  Curtailment gain..........................................   (1,713)       --
                                                              -------   -------
Net pension cost (benefit)..................................  $  (117)  $ 1,339
                                                              =======   =======

15.  SUBSEQUENT EVENTS

     On December 30, 1997, the Company completed the acquisition of the European carpet business of Readicut International plc ("Readicut"), for an estimated $50 million, subject to final adjustments. After the planned divestiture of certain assets of Readicut, including its Network Flooring dealer division and Joseph, Hamilton & Seaton Ltd., the Company's final investment for the retained Readicut businesses are expected to be less than $15 million. The retained businesses will include Firth Carpets Ltd., based in Brighouse, West Yorkshire, a leading manufacturer of high quality woven and tufted carpet primarily for the contract markets; and Vebe Floorcoverings BV, located in the Netherlands, a leading manufacturer of needlepunch carpet.

     During February 1998, the Company filed a Universal Shelf Registration for the issuance of up to $300 million of debt securities, Preferred Stock, and Class A Common Stock. The Company contemplates an offering of approximately $150 million of Senior Notes which will be due in 2008, and an offering of approximately 1.5 million shares of Class A Common Stock. Proceeds of any offering would be used for general corporate purposes, which may include future acquisitions and the repayment of outstanding debt.

     Also, subsequent to year end, the Board of Directors adopted a Rights Agreement pursuant to which holders of Common Stock will be entitled to purchase from the Company a fraction of a share of the Company's Series B Participating Cumulative Preferred Stock (see Note 9) if a third party acquires beneficial ownership of 15% or more of the Common Stock and will be entitled to purchase the stock of an Acquiring Person at a discount upon the occurrence of certain triggering events.

                        INTERFACE INC. AND SUBSIDIARIES

16.  BUSINESS AND FOREIGN OPERATIONS

     The Company operates predominantly in one industry segment. The Company and its subsidiaries are engaged predominantly in the manufacture and sale of commercial and institutional interior finishings. The Company's principal markets are in the United States, Europe, Asia Pacific and Canada, with the U.S. and Europe being the largest based on revenues. Financial information by geographic area for the years ended 1997, 1996 and 1995 is as follows:

                                                         1997         1996        1995
                                                      ----------   ----------   --------
                                                                (IN THOUSANDS)
Sales to Unaffiliated Customers
  United States.....................................  $  774,718   $  656,044   $440,715
  Americas, excluding the United States.............      23,991       22,030     23,165
  Europe............................................     259,829      257,243    267,116
  Asia-Pacific......................................      76,752       66,759     71,070
                                                      ----------   ----------   --------
          Total.....................................  $1,135,290   $1,002,076   $802,066
                                                      ==========   ==========   ========
Operating Income
  United States.....................................  $   65,985   $   51,251   $ 40,608
  Americas, excluding the United States.............       2,906        1,519      1,170
  Europe............................................      29,440       30,815     26,046
  Asia-Pacific......................................       7,389        2,286        134
  Corporate expenses................................      (7,919)      (7,182)    (6,415)
                                                      ----------   ----------   --------
          Total.....................................  $   97,801   $   78,689   $ 61,543
                                                      ==========   ==========   ========
Identifiable Assets
  United States.....................................  $  545,144   $  523,635   $366,128
  Americas, excluding the United States.............       8,448       11,985      8,313
  Europe............................................     315,513      273,094    290,486
  Asia-Pacific......................................      60,458       53,832     49,424
                                                      ----------   ----------   --------
          Total.....................................  $  929,563   $  862,546   $714,351
                                                      ==========   ==========   ========

     In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS 131"), which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the reporting by public companies of information about operating segments in annual financial statements and for the first time, requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 and requires the restatement of comparative information for earlier periods. Management has been evaluating the impact the new statement will have on future financial statement disclosures and has determined that the Company will have three reportable segments: Floorcovering Products and Related Services, Interior Fabrics, and Chemical and Specialty Products. Historically, the Company has not reported information concerning operating segments. The Company's future reportable segments are strategic business units that offer different products and services. The results of operations and financial position will be unaffected by implementation of the standard.

                        INTERFACE INC. AND SUBSIDIARIES

17.  QUARTERLY DATA AND SHARE INFORMATION (UNAUDITED)

     The following table sets forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company's Class A Common Stock. The prices represent the reported high and low closing sale prices.

                                                                YEAR ENDED 1997
                                            -------------------------------------------------------
                                             FIRST         SECOND        THIRD          FOURTH
                                            QUARTER       QUARTER       QUARTER        QUARTER
                                            --------      --------      --------       --------
                                                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Net sales.................................  $257,345      $271,746      $297,352       $308,847
Gross profit..............................    82,913        89,404       100,653        106,586
Net income applicable to common
  shareholders............................     6,353         7,960        10,511         12,690
Basic earnings per common share...........      0.28          0.34          0.44           0.52
Diluted earnings per common share.........      0.27          0.33          0.42           0.51
Share prices:
  High....................................        25 5/8        25            30 5/8         31 5/8
  Low.....................................        18 1/2        21            22 1/8         25
Dividends per common share................     0.065         0.065         0.065          0.075

                                                                YEAR ENDED 1996
                                            -------------------------------------------------------
                                             FIRST         SECOND        THIRD          FOURTH
                                            QUARTER       QUARTER       QUARTER        QUARTER
                                            --------      --------      --------       --------
                                                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Net sales.................................  $205,017      $237,488      $275,041       $284,530
Gross profit..............................    62,913        74,664        87,460         92,584
Net income................................     3,708         6,025         7,581          9,081
Net income applicable to common
  shareholders............................     3,271         5,596         7,148          8,702
Basic earnings per common share...........      0.18          0.29          0.35           0.41
Diluted earnings per common share.........      0.18          0.29          0.33           0.40
Share prices:
  High....................................        17 3/8        15 1/2        17 1/8         20 1/2
  Low.....................................        12            11 5/8        13 7/16        16 1/8
Dividends per common share................      0.06          0.06          0.06          0.065

                        INTERFACE INC. AND SUBSIDIARIES

18.  SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL
STATEMENTS

                                                                   YEAR ENDED 1997
                                    ------------------------------------------------------------------------------
                                                                  INTERFACE, INC.    CONSOLIDATION
                                     GUARANTOR     NONGUARANTOR       (PARENT       AND ELIMINATION   CONSOLIDATED
                                    SUBSIDIARIES   SUBSIDIARIES    CORPORATION)         ENTRIES          TOTALS
                                    ------------   ------------   ---------------   ---------------   ------------
                                                                    (IN THOUSANDS)
Net sales.........................    $900,825       $347,735         $    --          $(113,270)      $1,135,290
Cost of sales.....................     640,308        228,696              --           (113,270)         755,734
                                      --------       --------         -------          ---------       ----------
          Gross profit on sales...     260,517        119,039              --                 --          379,556
Selling, general and
  administrative expenses.........     184,559         78,124          19,072                 --          281,755
                                      --------       --------         -------          ---------       ----------
          Operating income........      75,958         40,915         (19,072)                --           97,801
Other expense (income)
  Interest expense................      10,629          4,571          19,838                 --           35,038
  Other...........................      15,438          6,212         (20,158)                --            1,492
                                      --------       --------         -------          ---------       ----------
          Total other expense.....      26,067         10,783            (320)                --           36,530
                                      --------       --------         -------          ---------       ----------
          Income before taxes on
            income and equity in
            income of
            subsidiaries..........      49,891         30,132         (18,752)                --           61,271
Taxes on income...................      19,341         11,692          (7,276)                --           23,757
Equity in income of
  subsidiaries....................          --             --          48,991            (48,991)              --
                                      --------       --------         -------          ---------       ----------
Net income applicable to common
  shareholders....................    $ 30,550       $ 18,440         $37,515          $ (48,991)      $   37,514
                                      ========       ========         =======          =========       ==========

                        INTERFACE INC. AND SUBSIDIARIES

                                                                   YEAR ENDED 1996
                                   -------------------------------------------------------------------------------
                                                                  INTERFACE, INC.    CONSOLIDATION
                                    GUARANTOR     NON-GUARANTOR       (PARENT       AND ELIMINATION   CONSOLIDATED
                                   SUBSIDIARIES   SUBSIDIARIES     CORPORATION)         ENTRIES          TOTALS
                                   ------------   -------------   ---------------   ---------------   ------------
                                                                   (IN THOUSANDS)
Net sales........................    $738,812       $406,020         $     --          $(142,756)      $1,002,076
Cost of sales....................     524,584        302,318               --           (142,447)         684,455
                                     --------       --------         --------          ---------       ----------
          Gross profit on
            sales................     214,228        103,702               --               (309)         317,621
Selling, general and
  administrative expenses........     152,484         69,227           17,221                 --          238,932
                                     --------       --------         --------          ---------       ----------
          Operating income.......      61,744         34,475          (17,221)              (309)          78,689
Other expense (income)
  Interest expense...............       8,679          5,263           18,830                 --           32,772
  Other..........................      10,380          4,001          (11,891)                --            2,490
                                     --------       --------         --------          ---------       ----------
          Total other expense....      19,059          9,264            6,939                 --           35,262
                                     --------       --------         --------          ---------       ----------
          Income before taxes on
            income and equity in
            income of
            subsidiaries.........      42,685         25,211          (24,160)              (309)          43,427
Taxes on income..................      13,029          8,842           (4,839)                --           17,032
Equity in income of
  subsidiaries...................          --             --           46,025            (46,025)              --
                                     --------       --------         --------          ---------       ----------
          Net income.............      29,656         16,369           26,704            (46,334)          26,395
Preferred stock dividends........          --             --            1,678                 --            1,678
                                     --------       --------         --------          ---------       ----------
Net income applicable to common
  shareholders...................    $ 29,656       $ 16,369         $ 25,026          $ (46,334)      $   24,717
                                     ========       ========         ========          =========       ==========

                        INTERFACE INC. AND SUBSIDIARIES

                                                                   YEAR ENDED 1995
                                   -------------------------------------------------------------------------------
                                                                  INTERFACE, INC.    CONSOLIDATION
                                    GUARANTOR     NON-GUARANTOR       (PARENT       AND ELIMINATION   CONSOLIDATED
                                   SUBSIDIARIES   SUBSIDIARIES     CORPORATION)         ENTRIES          TOTALS
                                   ------------   -------------   ---------------   ---------------   ------------
                                                                   (IN THOUSANDS)
Net sales........................    $499,398       $411,462         $    246          $(109,040)      $  802,066
Cost of sales....................     351,209        308,994              193           (108,753)         551,643
                                     --------       --------         --------          ---------       ----------
          Gross profit on
            sales................     148,189        102,468               53               (287)         250,423
Selling, general and
  administrative expenses........      98,372         77,242           13,266                 --          188,880
                                     --------       --------         --------          ---------       ----------
          Operating income.......      49,817         25,226          (13,213)              (287)          61,543
                                     --------       --------         --------          ---------       ----------
Other expense (income)
  Interest expense...............       6,609          8,766           11,378                 --           26,753
  Other..........................      17,715         (7,817)          (6,784)                --            3,114
                                     --------       --------         --------          ---------       ----------
          Total other expense....      24,324            949            4,594                 --           29,867
                                     --------       --------         --------          ---------       ----------
          Income before taxes on
            income and equity in
            income of
            subsidiaries.........      25,493         24,277          (17,807)              (287)          31,676
Taxes on income..................      13,957          4,343           (6,964)                --           11,336
Equity in income of
  subsidiaries...................          --             --           31,470            (31,470)              --
                                     --------       --------         --------          ---------       ----------
          Income before
            extraordinary
            items................      11,536         19,934           20,627            (31,757)          20,340
          Extraordinary loss (net
            of tax)..............          --             --            3,512                 --            3,512
                                     --------       --------         --------          ---------       ----------
          Net income.............      11,536         19,934           17,115            (31,757)          16,828
Preferred stock dividends........          --             --            1,750                 --            1,750
                                     --------       --------         --------          ---------       ----------
Net income applicable to common
  shareholders...................    $ 11,536       $ 19,934         $ 15,365          $ (31,757)      $   15,078
                                     ========       ========         ========          =========       ==========

                        INTERFACE INC. AND SUBSIDIARIES

                                                                      DECEMBER 28, 1997
                                       --------------------------------------------------------------------------------
                                                                     INTERFACE, INC.   CONSOLIDATION AND
                                        GUARANTOR     NONGUARANTOR       (PARENT          ELIMINATION      CONSOLIDATED
                                       SUBSIDIARIES   SUBSIDIARIES    CORPORATION)          ENTRIES           TOTALS
                                       ------------   ------------   ---------------   -----------------   ------------
                                                                        (IN THOUSANDS)
ASSETS
Current
  Cash...............................    $  4,362       $  6,501        $   (651)         $        --        $ 10,212
  Accounts receivable................     131,120         74,652         (27,795)                  --         177,977
  Inventories........................     105,193         52,437              --                   --         157,630
  Miscellaneous......................       8,521         15,768           5,132                   --          29,421
                                         --------       --------        --------          -----------        --------
          Total current assets.......     249,196        149,358         (23,314)                  --         375,240
Property and equipment, less
  accumulated depreciation...........     150,038         71,453           7,290                   --         228,781
Investments in subsidiaries..........     129,033         15,799         381,670             (526,502)             --
Miscellaneous........................     121,361         20,871         472,083             (567,370)         46,945
Excess of cost over net assets
  acquired...........................     182,652         92,087           3,858                   --         278,597
                                         --------       --------        --------          -----------        --------
                                         $832,280       $349,568        $841,587          $(1,093,872)       $929,563
                                         ========       ========        ========          ===========        ========
LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current
  Notes payable......................    $ 12,322       $  9,942        $     --          $        --        $ 22,264
  Accounts payable...................      40,158         38,363             758                   --          79,279
  Accrued expenses...................      42,647         36,443           8,453                   --          87,543
  Current maturities of long-term
     debt............................       1,742          1,009              --                   --           2,751
                                         --------       --------        --------          -----------        --------
          Total current
            liabilities..............      96,869         85,757           9,211                   --         191,837
Long-term debt, less current
  maturities.........................     240,475         44,423         321,169             (341,568)        264,499
Senior subordinated notes                      --             --         125,000                   --         125,000
Deferred income taxes................      12,852          3,483          12,538                   --          28,873
                                         --------       --------        --------          -----------        --------
          Total liabilities..........     350,196        133,663         467,918             (341,568)        610,209
Minority interests...................       2,989             --              --                   --           2,989
Series A redeemable preferred
  stock..............................      57,891             --              --              (57,891)             --
Common stock.........................      81,704        102,199           2,776             (183,903)          2,776
Additional paid-in capital...........     187,195         11,030         161,584             (198,225)        161,584
Retained earnings....................     158,027        122,120         212,298             (294,539)        197,906
Foreign currency translation
  adjustment.........................      (5,722)       (19,444)         (2,989)                  --         (28,155)
Treasury stock.......................          --             --              --              (17,746)        (17,746)
                                         --------       --------        --------          -----------        --------
                                         $832,280       $349,568        $841,587          $(1,093,872)       $929,563
                                         ========       ========        ========          ===========        ========

                        INTERFACE INC. AND SUBSIDIARIES

                                                                 DECEMBER 29, 1996
                                  -------------------------------------------------------------------------------
                                                                 INTERFACE, INC.    CONSOLIDATION
                                   GUARANTOR     NON-GUARANTOR       (PARENT       AND ELIMINATION   CONSOLIDATED
                                  SUBSIDIARIES   SUBSIDIARIES     CORPORATION)         ENTRIES          TOTALS
                                  ------------   -------------   ---------------   ---------------   ------------
                                                                  (IN THOUSANDS)
ASSETS
Current
  Cash..........................    $  3,481       $  4,791         $    490         $        --       $  8,762
  Accounts receivable...........     124,118         61,479          (17,780)                 --        167,817
  Inventories...................     100,305         45,777              596                  --        146,678
  Miscellaneous.................       6,414         12,231           11,398                  --         30,043
                                    --------       --------         --------         -----------       --------
          Total current
            assets..............     234,318        124,278           (5,296)                 --        353,300
Property and equipment, less
  accumulated depreciation......     143,599         60,924            4,268                  --        208,791
Investments in subsidiaries.....     108,977         17,768          379,992            (506,737)            --
Miscellaneous...................     142,228         44,637          374,105            (509,585)        51,385
Excess of cost over net assets
  acquired......................     171,526         74,512            3,032                  --        249,070
                                    --------       --------         --------         -----------       --------
                                    $800,648       $322,119         $756,101         $(1,016,322)      $862,546
                                    ========       ========         ========         ===========       ========
LIABILITIES AND COMMON SHAREHOLDERS' EQUITY
Current
  Notes payable.................    $ 11,685       $  3,233         $     --         $        --       $ 14,918
  Accounts payable..............      47,814         26,160              986                  --         74,960
  Accrued expenses..............      45,610         27,581           (2,272)                 --         70,919
  Current maturities of
     long-term debt.............       2,897             22               --                  --          2,919
                                    --------       --------         --------         -----------       --------
          Total current
            liabilities.........     108,006         56,996           (1,286)                 --        163,716
Long-term debt, less current
  maturities....................     234,697         42,756          299,156            (322,256)       254,353
Senior subordinated notes.......          --             --          125,000                  --        125,000
Deferred income taxes...........      12,936          1,009            9,539                  --         23,484
                                    --------       --------         --------         -----------       --------
          Total liabilities.....     355,639        100,761          432,409            (322,256)       566,553
Minority interest...............       3,125             --               --                  --          3,125
Series A redeemable preferred
  stock.........................      57,891             --           19,750             (57,891)        19,750
Common stock....................      81,704        102,199            2,535            (183,902)         2,536
Additional paid-in capital......     179,073         11,030          124,556            (190,102)       124,557
Retained earnings...............     127,477        103,678          181,219            (245,546)       166,828
Foreign currency translation
  adjustment....................      (4,261)         4,451           (4,368)              1,121         (3,057)
Treasury stock..................          --             --               --             (17,746)       (17,746)
                                    --------       --------         --------         -----------       --------
                                    $800,648       $322,119         $756,101         $(1,016,322)      $862,546
                                    ========       ========         ========         ===========       ========

                        INTERFACE INC. AND SUBSIDIARIES

                                                                        YEAR ENDED 1997
                                         ------------------------------------------------------------------------------
                                                                       INTERFACE, INC.    CONSOLIDATION
                                          GUARANTOR     NONGUARANTOR       (PARENT       AND ELIMINATION   CONSOLIDATED
                                         SUBSIDIARIES   SUBSIDIARIES    CORPORATION)         ENTRIES          TOTALS
                                         ------------   ------------   ---------------   ---------------   ------------
                                                                         (IN THOUSANDS)
Cash flows from operating activities...    $ 29,585       $ 27,448        $ 17,690          $     --         $ 74,723
                                           --------       --------        --------          --------         --------
Cash flows from investing activities:
  Purchase of plant and equipment......     (25,062)       (10,177)         (3,415)               --          (38,654)
  Acquisitions, net of cash acquired...          --             --         (34,647)               --          (34,647)
  Other................................          --             --         (17,902)               --          (17,902)
                                           --------       --------        --------          --------         --------
                                            (25,062)       (10,177)        (55,964)               --          (91,203)
                                           --------       --------        --------          --------         --------
Cash flows from financing activities:
  Net borrowings (repayments)..........      (3,643)       (15,155)         37,155                --           18,357
  Proceeds from issuance of common
     stock.............................          --             --           6,414                --            6,414
  Cash dividends paid..................          --             --          (6,436)               --           (6,436)
                                           --------       --------        --------          --------         --------
                                             (3,643)       (15,155)         37,133                --           18,335
                                           --------       --------        --------          --------         --------
Effect of exchange rate changes on
  cash.................................          --           (405)             --                --             (405)
                                           --------       --------        --------          --------         --------
Net increase (decrease) in cash........         880          1,711          (1,141)               --            1,450
Cash at beginning of year..............       3,481          4,791             490                --            8,762
                                           --------       --------        --------          --------         --------
Cash at end of year....................    $  4,361       $  6,502        $   (651)         $     --         $ 10,212
                                           ========       ========        ========          ========         ========

                                                                        YEAR ENDED 1996
                                        -------------------------------------------------------------------------------
                                                                       INTERFACE, INC.    CONSOLIDATION
                                         GUARANTOR     NON-GUARANTOR       (PARENT       AND ELIMINATION   CONSOLIDATED
                                        SUBSIDIARIES   SUBSIDIARIES     CORPORATION)         ENTRIES          TOTALS
                                        ------------   -------------   ---------------   ---------------   ------------
                                                                        (IN THOUSANDS)
Cash flows from operating
  activities..........................    $ 31,207       $ 61,218         $(35,913)         $     --         $ 56,512
                                          --------       --------         --------          --------         --------
Cash flows from investing activities:
  Purchase of plant and equipment.....     (21,671)       (11,459)          (3,306)               --          (36,436)
  Acquisitions, net of cash
     acquired.........................          --             --          (30,151)               --          (30,151)
  Other...............................          --         (3,518)          (7,907)               --          (11,425)
                                          --------       --------         --------          --------         --------
                                           (21,671)       (14,977)         (41,364)               --          (78,012)
                                          --------       --------         --------          --------         --------
Cash flows from financing activities:
  Net borrowings (repayments).........      (7,550)       (46,718)          80,829                --           26,561
  Proceeds from issuance of common
     stock............................          --             --            2,916                --            2,916
  Cash dividends paid.................          --             --           (6,606)               --           (6,606)
                                          --------       --------         --------          --------         --------
                                            (7,550)       (46,718)          77,139                --           22,871
                                          --------       --------         --------          --------         --------
Effect of exchange rate changes on
  cash................................          --            130               --                --              130
                                          --------       --------         --------          --------         --------
Net increase (decrease) in cash.......       1,986           (347)            (138)               --            1,501
Cash at beginning of year.............       1,495          5,138              628                --            7,261
                                          --------       --------         --------          --------         --------
Cash at end of year...................    $  3,481       $  4,791         $    490          $     --         $  8,762
                                          ========       ========         ========          ========         ========

                        INTERFACE INC. AND SUBSIDIARIES

                                                                        YEAR ENDED 1995
                                        -------------------------------------------------------------------------------
                                                                       INTERFACE, INC.    CONSOLIDATION
                                         GUARANTOR     NON-GUARANTOR       (PARENT       AND ELIMINATION   CONSOLIDATED
                                        SUBSIDIARIES   SUBSIDIARIES     CORPORATION)         ENTRIES          TOTALS
                                        ------------   -------------   ---------------   ---------------   ------------
                                                                        (IN THOUSANDS)
Cash flows from operating
  activities..........................    $ 14,926       $ 64,428         $ (3,402)         $     --         $ 75,952
                                          --------       --------         --------          --------         --------
Cash flows from investing activities:
  Purchase of plant and equipment.....     (30,880)        (9,886)          (1,357)               --          (42,123)
  Acquisitions, net of cash
     acquired.........................     (27,554)            --               --                --          (27,554)
  Other...............................      (6,474)       (15,219)          19,211                --           (2,482)
                                          --------       --------         --------          --------         --------
                                           (64,908)       (25,105)          17,854                --          (72,159)
                                          --------       --------         --------          --------         --------
Cash flows from financing activities:
  Net borrowings (repayments).........      34,092         31,926          (60,864)               --            5,154
  Proceeds from issuance of common
     stock............................          --             --              984                --              984
  Cash dividends paid.................          --             --           (6,132)               --           (6,132)
  Other...............................      17,862        (70,049)          52,187                --               --
                                          --------       --------         --------          --------         --------
                                            51,954        (38,123)         (13,825)               --                6
                                          --------       --------         --------          --------         --------
Effect of exchange rate changes on
  cash................................          --            (34)              --                --              (34)
                                          --------       --------         --------          --------         --------
Net increase (decrease) in cash.......       1,972          1,166              627                --            3,765
Cash at beginning of year.............        (477)         3,972                1                --            3,496
                                          --------       --------         --------          --------         --------
Cash at end of year...................    $  1,495       $  5,138         $    628          $     --         $  7,261
                                          ========       ========         ========          ========         ========

PROSPECTUS                                                        (INTERFACE LOGO)
                                     $300,000,000
                                   INTERFACE, INC.
                                   DEBT SECURITIES
                                   PREFERRED STOCK
                                 CLASS A COMMON STOCK

                               ------------------

     Interface, Inc. ("Interface" or the "Company") intends to issue from time to time, in one or more series, up to $300,000,000 aggregate offering price of its (i) unsecured debt securities ("Debt Securities"), which may be either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"), (ii) preferred shares, par value $1.00 per share ("Preferred Shares"), which may be issued in whole or in a fraction of a Preferred Share in the form of depositary shares evidenced by depositary receipts ("Depositary Shares") and (iii) shares of Class A Common Stock, par value $.10 per share ("Common Stock"); the Debt Securities, Preferred Shares, Depositary Shares and Common Stock are referred to collectively as the "Securities". The Securities offered hereby (the "Offered Securities") may be offered separately or together, in separate series, in amounts, at prices, and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered, such as, where applicable, (i) in the case of Debt Securities, the specific designation (including whether senior or subordinated), aggregate principal amount, denomination, maturity, premium, if any, priority, interest rate (which may be variable or fixed), time of payment of any premium and any interest, terms for optional redemption or repayment or for sinking fund payments, if any, and terms for conversion into or exchange for other Offered Securities; (ii) in the case of Preferred Shares, the specific title and stated value, number of shares or fractional interests therein, the dividend, liquidation, redemption, conversion, voting and other rights, and whether interests in the Preferred Shares will be represented by Depositary Shares; and (iii) in the case of all Offered Securities, any initial offering price, will be set forth in the applicable Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities offered thereby.
                               ------------------

 SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN CONSIDERATIONS RELEVANT TO

                    AN INVESTMENT IN THE OFFERED SECURITIES.
                               ------------------

     The Offered Securities may be offered directly through underwriters or dealers or through such firms or other firms acting alone or through dealers. The Offered Securities may also be sold directly by the Company or through agents to investors. The names of any agents, dealers or managing underwriters, and of any underwriters involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the applicable agents' commission, dealers' purchase price or underwriters' discounts and commissions, and the net proceeds to the Company from such sale, will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution".
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                               ------------------

     This Prospectus may not be used to consummate the sale of the Securities unless accompanied by a Prospectus Supplement.

March 16, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information, may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the Commission maintains a site on the World Wide Web portion of the Internet, which contains reports, proxy and information statements and other information regarding registrants (such as the Company) that file electronically with the Commission, at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Securities offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules which may be inspected and copied in the manner and at the locations described above. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents heretofore filed by the Company with the Commission are hereby incorporated by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 29, 1996; (ii) the Company's quarterly reports on Form 10-Q for the quarters ended March 30, 1997 (as amended by Form 10-Q/A filed May 16, 1997), June 29, 1997, and September 28, 1997; (iii) the description of the Company's capital stock contained in the Company's Form 8-A filed on April 30, 1984, as amended by Form 8 filed on August 19, 1988, including all amendments or reports filed for the purpose of updating such description; (iv) the Company's current report on Form 8-K filed March 4, 1998; and (v) the description of the Company's Series B Participating Cumulative Preferred Stock Purchase Rights contained in the Company's Form 8-A filed on March 4, 1998, as amended by Form 8-A/A filed on March 12, 1998.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of the reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus or any Prospectus Supplement shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein, therein or in any other subsequently filed documents which also is or is deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Written or oral requests for such copies should be directed to: Interface, Inc., 2859 Paces Ferry Road, Suite 2000, Atlanta, Georgia 30339, Attention: Corporate Secretary (telephone: 770-437-6800).

                                  THE COMPANY

     Interface, Inc. ("Interface" or the "Company") is a global manufacturer, marketer, installer and servicer of products for the commercial and institutional interiors market. With a 40% market share, the Company is the worldwide leader in the modular carpet segment, which includes both carpet tile and two-meter roll goods. The Company's Bentley Mills, Prince Street and Firth brands are leaders in the high quality, designer-oriented sector of the broadloom segment. The Company provides carpet installation and maintenance services through its domestic dealer network, Re:Source Americas, and provides specialized carpet replacement services through its Renovisions, Inc. ("Renovisions") subsidiary. The Company's Interior Fabrics Group includes the leading U.S. manufacturer of panel fabrics for use in open plan office furniture systems, with a market share in excess of 60%. The Company's specialty products operations produce raised/access flooring systems, antimicrobial additives, adhesives and various other chemical compounds and products. These complementary product offerings, together with an integrated marketing philosophy, enable Interface to take a "total interior solutions" approach to serving the diverse needs of its customers around the world.

     The Company markets products in over 100 countries around the world under such established brand names as Interface and Heuga in modular carpet; Bentley Mills, Prince Street and Firth in broadloom carpets; Guilford of Maine, Stevens Linen, Camborne, Toltec and Intek in interior fabrics and upholstery products; Intersept in chemicals; and C-Tec and Intercell in raised/access flooring systems. The Company utilizes an internal marketing and sales force of over 1,100 experienced personnel (the largest in the commercial floorcovering industry), stationed at over 95 locations in over 39 countries, to market the Company's carpet products and services in person to its customers. The Company's principal geographic markets are North America (70% of 1997 net sales), the United Kingdom and Western Europe (23% of 1997 net sales), and Asia-Pacific (7% of 1997 net sales). The Company is aggressively developing opportunities in Greater China and Southeast Asia, South America, and Central and Eastern Europe, which management believes represent significant growth markets for the Company.

     While the Company's net sales from U.S. operations have historically been derived primarily from the renovation market, Interface believes that the recovery in the U.S. commercial office market, which began in the mid 1990's, will drive growth in the new construction market over the next several years. From a high of nearly 24% in 1986, suburban office vacancy rates dropped to a decade low of 9.7% as of September 1997, according to CB Commercial/Torto Wheaton Research. In addition, CB Commercial/Torto Wheaton Research reports that 34 out of 54 major metropolitan areas were below the 10% vacancy level in September 1997. The Company believes that a 10% vacancy level is a critical threshold which drives new construction. Given the decade-long downturn in the office market, the Company believes the recovery should continue for a number of years. The Company expects that all of its domestic operations will benefit from these industry developments. In its international markets, the Company expects to benefit from both increased use and acceptance of its products as well as a recovery in several commercial office markets, particularly in Europe. The Company also believes that, within the overall floorcovering market, the demand for modular carpet is increasing worldwide as more customers recognize its advantages in terms of greater design options and flexibility, longer average life, and ease of access to sub-floor wiring.

     For 1997, the Company had net sales and net income of $1.1 billion and $37.5 million, respectively, the highest in the Company's history. Net sales were composed of floorcovering sales ($898.2 million), interior fabrics sales ($184.7 million) and chemical and specialty product sales ($52.4 million), accounting for 79%, 16% and 5% of total net sales, respectively. The Company achieved a compound annual growth rate in its net sales and net income of 16% and 28%, respectively, over the five-year period from 1993 to 1997.

RECENT ACQUISITION

     On December 30, 1997, the Company completed the acquisition of the European carpet businesses of Readicut International plc ("Readicut"), for approximately $50 million, subject to final adjustment. After the planned divestiture of certain assets of Readicut, including its Network Flooring dealer division and Joseph, Hamilton & Seaton Ltd., the Company's final investment for the retained Readicut businesses is expected to be less than $15 million. The retained businesses will include Firth Carpets Ltd., based in West Yorkshire,

England, a leading manufacturer of high quality woven and tufted carpet primarily for the contract markets; and a 40% interest in Vebe Floorcoverings BV, located in the Netherlands, a leading manufacturer of needlepunch carpet. Firth Carpets is located in close proximity to the Company's Camborne Holdings Ltd. facility and its Shelf, England modular carpet facility, which is expected to allow Interface to realize significant synergies with these existing operations. In February 1998, the Company entered into a joint venture arrangement with Condor Carpets plc pursuant to which Condor Carpets acquired a 60% interest in Vebe Floorcoverings.

     The Company was incorporated under the laws of the State of Georgia in 1973. The Company's principal executive offices are located at 2859 Paces Ferry Road, Suite 2000, Atlanta, Georgia 30339, and its telephone number is (770) 437-6800.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Offered Securities. This Prospectus and the accompanying Prospectus Supplement contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties; therefore, actual results may differ materially. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that may affect such statements include, but are not limited to, those set forth below.

STRONG COMPETITION

     The commercial floorcovering industry is highly competitive. Globally, the Company competes for sales of its modular and broadloom carpet with other carpet manufacturers and manufacturers of vinyl and other types of floorcovering. Although the industry recently has experienced significant consolidation, a large number of manufacturers remain in the industry. Management believes that the Company is the largest manufacturer of modular carpet in the world, with a global market share over two times that of its nearest competitor. However, a number of domestic and foreign competitors manufacture modular carpet as one segment of their business, and certain of these competitors have financial resources in excess of the Company's.

CYCLICAL NATURE OF INDUSTRY

     Sales of the Company's principal products are related to the construction and renovation of commercial and institutional buildings. Such activity is cyclical and can be affected by the strength of a country's general economy, prevailing interest rates and other factors that lead to cost control measures by businesses and other users of commercial or institutional space. The effects of such cyclicality upon the new construction sector of the market tend to be more pronounced than its effects upon the renovation sector. Although the predominant portion of the Company's sales are generated from the renovation sector, any such adverse cycle, in either sector of the market, would lessen the overall demand for commercial interiors products, which could impair the Company's growth.

RELIANCE ON KEY PERSONNEL

     The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of its senior management executives, particularly Ray C. Anderson, Chairman of the Board and Chief Executive Officer; Charles R. Eitel, President and Chief Operating Officer; and Gordon D. Whitener, Senior Vice President. Each of Messrs. Anderson, Eitel and Whitener have entered into employment agreements with the Company containing certain covenants of non-competition, and the Company currently maintains key-man insurance on each of Messrs. Anderson and Eitel. In addition, the Company relies significantly on the leadership of its design staff by David Oakey of David Oakey Designs, Inc., which provides product design/production engineering services to the Company under an exclusive consulting contract that contains certain covenants of non-competition. The loss of all or some of such personnel could have an adverse impact on the Company.

RISKS OF FOREIGN OPERATIONS

     The Company has substantial international operations. In fiscal 1997, approximately 32% of the Company's net sales and a significant portion of the Company's production were outside the United States, primarily in Europe but also in Asia. The Company's corporate strategy includes the expansion of its international business on a worldwide basis. As a result, the Company's operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, foreign exchange restrictions, changing political conditions and governmental regulations. In addition, recent economic events in

Asia, including depreciation of certain Asian currencies, failures of financial institutions, stock market declines and reductions in planned capital investment at key enterprises, may adversely impact the Company's sales in the Asian markets. The Company also makes a substantial portion of its net sales in currencies other than U.S. dollars, which subjects it to the risks inherent in currency translations. The Company's ability to manufacture and ship products from facilities in several foreign countries reduces the risks of foreign currency fluctuations it might otherwise experience, and the Company also engages from time to time in hedging programs intended to further reduce those risks. Despite this, the scope and volume of the Company's global operations make it impossible to eliminate completely all foreign currency translation risks as an influence on the Company's financial results.

HOLDING COMPANY STRUCTURE

     The operations of the Company are conducted through its subsidiaries and, therefore, any Debt Securities will be effectively subordinated to all indebtedness and other liabilities and commitments of the Company's subsidiaries, other than subsidiaries which are guarantors of any such Debt Securities. The Company is substantially dependent on the earnings and cash flow of its subsidiaries and must rely upon distributions from its subsidiaries to meet its debt obligations, including its obligations with respect to any Debt Securities. Any right of the holders of such Debt Securities to participate in the assets of a non-guarantor subsidiary of the Company upon any liquidation or reorganization of such subsidiary will be subject to the prior claims of such subsidiary's creditors, including the lenders under the Company's bank credit facility and trade creditors. In addition, 100% of the capital stock of the Company's principal domestic subsidiaries and up to 66% of the capital stock of its principal foreign subsidiaries are pledged as collateral to the lenders under the Company's bank credit facility. Accordingly, upon any liquidation or reorganization of the Company, the holders of such Debt Securities will have no claim against such capital stock until the lenders under the Company's bank credit facility are paid in full. The Company has requested that the lenders under the credit facility release this collateral, but there can be no assurance that such collateral will be released.

CONTROL OF ELECTION OF A MAJORITY OF BOARD

     The Company's Chairman and Chief Executive Officer, Ray C. Anderson, beneficially owns approximately 60% of the Company's outstanding Class B Common Stock, and has entered into a voting agreement, which expires in April 1998, with certain other holders of Class B Common Stock pursuant to which such other holders have irrevocably appointed Mr. Anderson their proxy and attorney-in-fact to vote their shares. The holders of the Class B Common Stock are entitled, as a class, to elect a majority of the Board of Directors of the Company, which means that Mr. Anderson has sufficient voting power (which voting power will be unaffected by the expiration of the voting agreement) to elect a majority of the Board of Directors. The holders of the Class B Common Stock generally vote together as a single class with the holders of the Class A Common Stock on all other matters submitted to the shareholders for a vote, however, and Mr. Anderson's beneficial ownership of the outstanding Class A and Class B Common Stock combined is less than 10%. See "Description of Capital Stock -- Class B Stock Voting Agreement".

RELIANCE ON PETROLEUM-BASED RAW MATERIALS

     Petroleum-based products comprise the predominant portion of the cost of raw materials used by the Company in manufacturing. While the Company generally attempts to match cost increases with corresponding price increases, large increases in the cost of such petroleum-based raw materials could adversely affect the Company if the Company were unable to pass through to its customers such increases in raw material costs.

RELIANCE ON THIRD PARTY FOR SUPPLY OF FIBER

     E. I. DuPont de Nemours and Company ("DuPont") currently supplies a significant percentage of the Company's requirements for synthetic fiber, the principal raw material used in the Company's carpet products. DuPont also competes with the Company's Re:Source Americas network through DuPont's own distribution channel and aligned carpet mills. While the Company believes that there are adequate alternative sources of supply from which it could fulfill its synthetic fiber requirements, the unanticipated termination or interruption of the supply arrangement with DuPont could have a material adverse effect on the Company because of the cost and delay associated with shifting more business to another supplier.

RESTRICTIONS DUE TO SUBSTANTIAL INDEBTEDNESS

     The Company's indebtedness is substantial in relation to its shareholders' equity. As of December 28, 1997, the Company's long-term debt (net of current portion) totaled $389 million or approximately 55% of its total capitalization. As a consequence of its level of indebtedness a substantial portion of the Company's cash flow from operations must be dedicated to debt service requirements. The terms of the Company's outstanding indebtedness also restrict the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments or investments in certain situations, consummate certain asset sales, enter into certain transactions with affiliates, incur liens, or merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of their assets. They also require the Company to meet certain financial tests and comply with certain other reporting, affirmative and negative covenants.

YEAR 2000 RISK

     The "year 2000 issue" arises from the widespread use of computer programs that rely on two-digit date codes to perform computations or decision-making functions. Many of these programs may fail due to an inability to properly interpret date codes beginning January 1, 2000. For example, such programs may misinterpret "00" as the year 1900 rather than 2000. In addition, some equipment, being controlled by microprocessor chips, may not deal appropriately with the year "00". The Company is evaluating its computer systems with the help of outside consultants to determine which modifications and expenditures will be necessary to make its systems compatible with year 2000 requirements. The Company believes that its systems will be year 2000-compliant upon implementation of such modifications.

     The Company currently estimates the total cost of such modifications, excluding the cost of modifications to program logic control systems relating to manufacturing equipment, to be at least $17 million, although it could be significantly more. The Company and its outside consultants are currently evaluating the costs of modifications to these program logic control systems. Of the total project cost, approximately $10 million is attributable to the cost of new hardware and software which will be capitalized in connection with the consolidation globally of the Company's management and financial accounting systems. The remaining $7 million will be expensed as incurred over the next two years. However, there can be no assurance that all necessary modifications will be identified and corrected or that unforeseen difficulties or costs will not arise. In addition, there can be no assurance that the systems of other companies on which the Company's systems rely will be modified on a timely basis, or that the failure by another company to properly modify its systems will not negatively impact the Company's systems or operations.

FRAUDULENT CONVEYANCE CONSIDERATIONS

     Under applicable provisions of the federal bankruptcy law or comparable provisions of state fraudulent transfer laws, if any subsidiary of the Company guarantees any Debt Securities, and at the time it incurs such a guarantee, such subsidiary (a)(i) was or is insolvent or rendered insolvent by reason of such incurrence, (ii) was or is engaged in a business or transaction for which the assets remaining with such subsidiary constituted unreasonably small capital or
(iii) intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature and (b) received or receives less than reasonably equivalent value or fair consideration, the obligations of such subsidiary under its guarantee could be avoided, or claims in respect of such guarantee could be subordinated to all other debts of such subsidiary. Among other things, a legal challenge of a guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by such subsidiary as a result of the issuance by the Company of the Debt Securities. To the extent that any guarantee were a fraudulent conveyance or held unenforceable for any other reason, the holders of any such Debt Securities which are so guaranteed would cease to have any claim in respect of such subsidiary and would be solely creditors of the Company and any other guarantors whose guarantees were not avoided or held unenforceable. In such event, the claims of the holders of such Debt Securities would be subject to the prior payment of all liabilities of the subsidiary whose guarantee was avoided. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of such Debt Securities relating to any avoided portion of a guarantee. Because the law of fraudulent transfers is inherently fact based and fact specific, in rendering their opinions on the validity of any Debt Securities guaranteed by subsidiaries of the Company, counsel for the Company and counsel for any underwriters will express no opinion as to federal or state laws relating to fraudulent transfers.

ABSENCE OF PUBLIC MARKET

     There is no existing market for any of the Debt Securities and there can be no assurance as to the liquidity of any market that may develop for the Debt Securities, the ability of holders to sell Debt Securities, or the price at which holders would be able to sell the Debt Securities. Future trading prices of the Debt Securities will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Historically, the market for securities similar to the Debt Securities has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that any market for the Debt Securities, if such market develops, will not be subject to similar disruptions. Certain of the underwriters engaged with respect to any offering of Debt Securities may intend to make a market in any Debt Securities offered hereby; however, except as otherwise provided in a prospectus supplement with respect to such Debt Securities, such underwriters will not be obligated to do so and any market making may be discontinued at any time without notice.

ANTI-TAKEOVER EFFECTS OF SHAREHOLDER RIGHTS PLAN

     The Board of Directors has adopted a Rights Agreement pursuant to which holders of Common Stock will be entitled to purchase from the Company a fraction of a share of the Company's Series B Participating Cumulative Preferred Stock if a third party acquires beneficial ownership of 15% or more of the Common Stock and will be entitled to purchase the stock of an Acquiring Person (as defined in the Rights Agreement) at a discount upon the occurrence of certain triggering events. These provisions of the Rights Agreement could have the effect of discouraging tender offers or other transactions that would result in shareholders receiving a premium over the market price for the Common Stock. See "Description of Capital Stock -- Description of Preferred Stock Purchase Rights".

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, including working capital, the repayment or refinancing of previously outstanding indebtedness, future acquisitions and capital expenditures. Pending application of the net proceeds for specific purposes, proceeds may be invested in short-term or marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical consolidated ratios of earnings to fixed charges for the Company for the periods indicated. The ratio of earnings to fixed charges is determined by dividing net earnings before interest expense, taxes on income, amortization of debt expense, and a portion of rent expense representative of the interest component by the sum of interest expense, amortization of debt expense and the portion of rent expense representative of the interest component.

 JANUARY 2,     JANUARY 1,    DECEMBER 31,   DECEMBER 29,   DECEMBER 28,
    1994           1995           1995           1996           1997
------------   ------------   ------------   ------------   ------------
    1.9x           2.0x           2.1x           2.3x           2.6x

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may not apply thereto will be described in the Prospectus Supplement relating to such Offered Debt Securities.

     The Debt Securities may be issued from time to time, in one or more series, and will constitute either Senior Debt Securities or Subordinated Debt Securities. Senior Debt Securities will be issued under an Indenture (the "Senior Indenture"), between the Company, the Guarantors (as defined herein), and First Union National Bank, as Trustee (the "Senior Trustee"). Subordinated Debt Securities will be issued under an Indenture (the "Subordinated Indenture"), between the Company, the Guarantors and a trustee to be named prior to the offering of any Subordinated Debt Securities, as Trustee (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are referred to herein individually as an "Indenture" and, collectively, as the "Indentures", and the Senior Trustee and the Subordinated Trustee are referred to herein individually as the "Trustee" and collectively as the "Trustees".

     The following summaries of certain provisions of the Debt Securities, guarantees of the Debt Securities ("Guarantees"), and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indentures, including the definitions therein of certain terms. Certain capitalized terms used herein are defined in the Indentures. The Indentures are substantially identical, except for certain covenants of the Company and provisions relating to subordination.

GENERAL

     The Indentures do not limit the amount of Debt Securities that can be issued thereunder and provide that Debt Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. Except as may be set forth in any Prospectus Supplement, the Indentures do not limit the amount of other Indebtedness or securities, other than certain secured Indebtedness as described below, that may be issued by the Company or its Subsidiaries. All Senior Debt Securities will be unsecured obligations of the Company. The Senior Debt Securities and the Guarantees will rank on a parity with all other unsecured and unsubordinated Indebtedness of the Company and the Guarantors. All Subordinated Debt Securities will be unsecured obligations of the Company. The Subordinated Debt Securities and the Guarantees will be subordinated in right of payment to the prior payment in full of Senior Indebtedness (which term includes the Senior Debt Securities) of the Company and the Guarantors as described below under "Provisions Applicable Solely to Subordinated Debt Securities -- Subordination."

     Substantially all of the operations of the Company are conducted by Subsidiaries of the Company. Accordingly, the Company is dependent upon the distribution of the earnings of its Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations. The subsidiaries of the Company that are not Material U.S. Subsidiaries will not guarantee the Debt Securities.

     Because creditors of non-guarantor Subsidiaries of the Company are entitled to a claim on the assets of such Subsidiaries, in the event of a liquidation or reorganization, creditors of such Subsidiaries are likely to be paid in full before any distribution is made to the Company and holders of Senior Debt Securities or Subordinated Debt Securities, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such Subsidiary and any Indebtedness of such Subsidiary senior to that held by the Company.

     Reference is made to the Prospectus Supplement for the following terms thereof: (i) the title of the Offered Debt Securities and classification as Senior Debt Securities or Subordinated Debt Securities; (ii) any limit upon the aggregate principal amount of the Offered Debt Securities; (iii) if other than 100% of the principal amount, the percentage of the principal amount at which the Offered Debt Securities will be offered; (iv) the date or dates on which the principal of the Offered Debt Securities will be payable (or method of determination thereof); (v) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest (or method of determination thereof), if any, the date or dates from which any such interest will accrue and on which such interest will be payable, and the record dates for the determination of the holders to whom interest is payable; (vi) if other than U.S. dollars, the currency or units based on or relating to currencies in which the Offered Debt Securities are denominated and which the principal of, interest on and any Additional Amounts (as defined below) will or may be payable; (vii) if other than as set forth herein, the place or places where the principal of, interest on and any Additional Amounts payable in respect of the Offered Debt Securities will be payable; (viii) the price or prices at which, the period or periods within which, and the terms and conditions upon which Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company;
(ix) whether the Offered Debt Securities are convertible into Common Stock and, if so, the terms and conditions upon which such conversion will be effected, including the initial conversion price or conversion rate, the conversion period and other conversion provisions in addition to or in lieu of those described in the applicable Indenture; (x) the obligation, if any, of the Company to redeem, repurchase or repay Offered Debt Securities, whether pursuant to any sinking fund or analogous provisions or pursuant to other provisions set forth therein or at the option of a holder thereof; (xi) whether the Offered Debt Securities will be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee; (xii) whether and under what circumstances the Company will pay Additional Amounts in respect of certain taxes imposed on certain holders of Offered Debt Securities or as otherwise provided; and (xiii) any other terms or conditions not inconsistent with the provisions of the Indenture upon which the Offered Debt Securities will be offered. "Principal" when used herein includes, when appropriate, the premium, if any, on the Debt Securities. For a description of the terms of the Offered Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the description of Debt Securities set forth herein.

     Unless otherwise provided in the Prospectus Supplement, principal, interest and Additional Amounts, if any, will be payable, and the Debt Securities will be transferable or, if applicable, convertible at the office or offices or agency maintained by the Company for such purposes; provided that payment of interest on registered Debt Securities may be made by check mailed to the persons entitled thereto at the addresses of such persons appearing on the Debt Security register. In the case of registered Debt Securities, interest on the Debt Securities will be payable on any interest payment date to the persons in whose name the Debt Securities are registered at the close of business on the record date with respect to such interest payment date.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued only in fully registered form, without coupons, in minimum denominations of $1,000 (or $5,000 in the case of Bearer Securities) and any integral multiple thereof. The Debt Securities may be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee and, if so represented, interests in such global note will be shown on, and transfers thereof will be effected only through, records maintained by the designated depository and its participants as described below. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement.

     Some of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or bearing interest at a rate that, at the time of issuance, is below market rates) to be sold at a substantial discount below their stated principal amount ("Original Issue Discount Securities"). Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto.

     If the purchase price of any Debt Securities is payable in one or more foreign currencies or currency units, or if any Debt Securities are denominated in one or more foreign currencies or currency units, or if the principal of or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

     Debt Securities may be presented for exchange, and registered Debt Securities may be presented for transfer, in the manner, at the places and subject to the restrictions set forth in the applicable Indenture, the Debt Securities and the Prospectus Supplement relating thereto. Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The Indentures require the annual filing by the Company with the Trustee of a certificate as to compliance with certain covenants contained in the Indentures.

     The Company will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act that may then be applicable, in connection with any obligation of the Company to purchase Debt Securities at the option of the holders thereof. Any such obligation applicable to a series of Debt Securities will be described in the Prospectus Supplement relating thereto.

     Unless otherwise described in a Prospectus Supplement relating to any Offered Debt Securities, the Indentures do not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a sudden and significant decline in the credit quality of the Company or a takeover, recapitalization or highly leveraged or similar transaction involving the Company. Accordingly, the Company could in the future enter into transactions that could increase the amount of Indebtedness outstanding at that time or otherwise affect the Company's capital structure or credit rating. Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for information with respect to any deletions from, modifications of or addition to the Events of Default described below or covenants of the Company contained in the Indentures, including any addition of a covenant or other provision providing event risk or similar protection.

GLOBAL SECURITIES

     The Debt Securities may be issued in whole or in part in the form of one or more temporary or permanent global securities (the "Global Securities") that will be deposited with, or on behalf of, a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Global Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary of such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or, if such Debt Securities are offered and sold directly by the Company, by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the applicable Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a holder under the applicable Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice to take any action a holder is entitled to give or take under the applicable Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CERTAIN COVENANTS

     Unless otherwise described herein or in a Prospectus Supplement relating to any Offered Debt Securities, the Indentures contain the following covenants, among others:

          Limitation on Liens. The Senior Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind upon any of the Property of such Person or any shares of stock or debt of any Subsidiary (whether such Property, shares of stock or debt are now owned or hereafter acquired), unless all payments due under the Senior Indenture and the Senior Debt Securities are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien, except for Permitted Liens.

          Notwithstanding the foregoing, the Company or any Subsidiary may create, incur, suffer or permit to exist Liens which would otherwise be subject to the restrictions set forth in the preceding paragraph, if after giving effect thereto and at the time of determination, Exempted Debt does not exceed 10% of Consolidated Net Assets.

          Limitations on Sale and Lease-Back Transactions. The Indentures provide that the Company will not, nor will it permit any of its Subsidiaries to, sell or transfer any Property, whether now owned or hereafter acquired, and thereafter rent or lease such Property or other Property which the Company or any of its Subsidiaries intends to use for substantially the same purpose or purposes as the Property being sold or transferred, except for such transactions occurring after the Issue Date
     (i) with respect to Properties first acquired by the Company or any of its Subsidiaries after such dates with the intent at the time of such acquisition that such Properties be the subjects of such transactions, and such transactions are actually consummated within 60 days after the initial acquisition of such Properties, so long as the Asset Value of such Properties do not exceed $25,000,000 in the aggregate, and (ii) with respect to all other Properties in all such other transactions, so long as the Asset Value of such other Properties do not exceed $5,000,000 in the aggregate.

          Limitation on Guarantees by Subsidiaries. The Indentures provide that the Company will not permit any Subsidiary, directly or indirectly, to assume, guarantee or in any manner become liable with respect to any Indebtedness of the Company or any Guarantor unless such Subsidiary is a Guarantor or simultaneously executes and delivers a supplemental indenture to the Indentures providing for the guarantee of payment of the Debt Securities by such Subsidiary on the terms of the Guarantees.

          If the Company or any of its Subsidiaries acquire or form a Material U.S. Subsidiary, the Company will cause any such Subsidiary to (i) execute and deliver to the Trustee a supplemental indenture in form and substance reasonably satisfactory to such Trustee pursuant to which such Subsidiary shall guarantee all of the obligations of the Company with respect to the Debt Securities issued under such Indenture on a senior or subordinated basis, as the case may be and (ii) deliver to such Trustee an opinion of counsel reasonably satisfactory to such Trustee to the effect that a supplemental indenture has been duly executed and delivered by such Subsidiary and such Subsidiary is in compliance with the terms of the Indenture.

          Notwithstanding the foregoing, upon any sale or disposition (by merger or otherwise) of any Guarantor by the Company or a Subsidiary of the Company to any Person that is not an Affiliate of the Company or any of its Subsidiaries, such Guarantor will be deemed to be released from all obligations under its Guarantee; provided, however, that each such Guarantor is sold or disposed of in a transaction that does not violate the Indenture.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indentures provide that the Company will not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets, or assign any of its obligations under the Debt Securities or applicable Indenture, and the Company will not permit any of its Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would dispose of all or substantially all of the assets of the Company or the Company and its Subsidiaries, taken as a whole, unless (i) the entity formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, lease, conveyance or other disposition shall have been made (the "Surviving Entity"), is a corporation organized and existing under the laws of the United States, any state thereof, or the District of Columbia; (ii) the Surviving Entity assumes by supplemental indenture all of the obligations of the Company under the Debt Securities and the applicable Indenture; and (iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing. With respect to the sale of assets, the phrase "all or substantially all" as used in the Indentures varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under applicable law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person, and therefore it may be unclear as to whether a disposition of assets comes within the terms of this provision.

CONVERSION

     The Indentures contain certain general provisions regarding the possible conversion of Debt Securities into Common Stock (or cash in lieu thereof). The specific terms applicable to any series of Convertible Debt Securities that is then being offered, including the initial conversion price or conversion rate, any adjustments to such conversion price or conversion rate and the conversion period, as well as the conditions upon which such conversion will be effected, will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT AND REMEDIES

     An Event of Default with respect to the Debt Securities of any series is defined in each Indenture as: (i) default in the payment of any installment of interest on or any Additional Amounts payable in respect of any of the Debt Securities of such series as and when the same shall become due and payable, and continuance of such default for a period of 30 days; (ii) default in the payment of all or any part of the principal of any of the Debt Securities of such series as and when the same shall become due and payable either at maturity, upon any redemption, or otherwise; (iii) the failure by the Company to perform or observe any of its other covenants, conditions or agreements contained in the Debt Securities of such series or set forth in the applicable Indenture and continuance of such failure for a period of 30 days after due notice by the applicable Trustee or by the holders of at least 25% in principal amount of the Debt Securities of that series then outstanding; (iv) default in the payment of any scheduled payment of principal of or interest on any Indebtedness of the Company or any Subsidiary of the Company (other than the Debt Securities of such series) aggregating more than $25 million in principal amount, when due after giving effect to any applicable grace period, that results in such Indebtedness becoming due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled, or such Indebtedness shall not have been discharged; or (v) certain events of bankruptcy, insolvency or reorganization involving the Company or its Significant Subsidiaries as more fully described in the Indentures. Additional Events of Default may be added for the benefit of holders of certain series of Debt Securities which, if added, will be described in the Prospectus Supplement relating to such Debt Securities. The Indentures provide that the Trustee shall notify the holders of Debt Securities of each series of any continuing default known to the Trustee which has occurred with respect to that series within 90 days after the occurrence thereof. The Indentures provide that notwithstanding the foregoing, except in the case of default in the payment of the principal of, interest on or any Additional Amounts payable in respect of any of the Debt Securities of such series the Trustee may withhold such notice if the Trustee in good faith determines that the withholding of such notice is in the interests of the holders of Debt Securities of such series.

     If an Event of Default of the type described in clause (v) above shall happen and be continuing, then the principal of (or, with respect to a series of Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series), accrued and unpaid interest on, and any Additional Amounts payable in respect of the Debt Securities will become immediately due and payable. If one or more Events of Default of the type described in clauses (i) through (iv) with respect to any series of Debt Securities at the time outstanding shall happen and be continuing, then either the Trustee or the holders of not less than 25% of the principal amount of that series of the Debt Securities then outstanding may declare the principal (or, with respect to a series of Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series), accrued and unpaid interest on and any Additional Amounts payable in respect of the Debt Securities of that series due and payable immediately. This provision is subject to the condition that if, after any declaration of acceleration and before Stated Maturity of the principal with respect to the Debt Securities of any series, all arrears of interest and any Additional Amounts and the expenses of the Trustee, its agents or attorneys shall be paid by or for the account of the Company, and all Defaults (other than the payment of principal that has been declared due and payable) have been cured to the satisfaction of the Trustee, then the Trustee shall, upon the written request of the holders of a majority in principal amount of the Debt Securities of the applicable series, waive such Default and rescind or annul the declaration of acceleration; but no such waiver, rescission or annulment shall extend to or affect any subsequent Default or impair any right consequent thereon.

     No holder of any Debt Security of any series will have the right to pursue a remedy under the applicable Indenture or the Debt Securities, unless (i) such holder gives the Trustee notice of a continuing Default with respect to the Debt Securities of that series, (ii) the holders of at least a majority of the Debt Securities of the applicable series make a request to the Trustee to pursue the remedy, (iii) such holder or holders offer the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense and (iv) the Trustee does not comply with the request within 10 days after the receipt of the request and the offer of security or indemnity. However, nothing contained in the Indentures shall affect or impair the right of any holder of Debt Securities to institute suit to enforce payment of the principal of, interest on and any Additional Amounts payable in respect of such holder's Debt Securities on or after the due dates expressed in such Debt Securities.

     The Company must furnish to the Trustee a statement, detailing any Defaults of which it is aware, within five days of becoming aware of the occurrence of any Default.

REPORTS

     The Indentures provide that the Company will file with the Trustee copies of the annual reports and other information, documents and reports that the Company is required to file with the Commission pursuant to the Exchange Act. If the Company is not required to file such reports and other information, the Indentures provide that the Company shall file with the Trustee and cause to be mailed to the holders of Debt Securities (i) annual reports containing the information required to be contained in an annual report on Form 10-K, (ii) quarterly reports containing the information required to be contained in a quarterly report on Form 10-Q and (iii) promptly after the occurrence of an event required to be therein reported, such other reports containing information required to be contained in a current report on Form 8-K. The Company shall also comply with the requirements of the Trust Indenture Act of 1939, as amended.

DISCHARGE

     Each Indenture provides that it will cease to be of further effect (except that certain obligations will survive) with respect to a series of Debt Securities when all outstanding Debt Securities of such series authenticated and issued have been delivered (other than destroyed, lost or stolen Debt Securities that have been replaced or paid) to the Trustee for cancellation and the Company has paid all sums payable under such Indenture with respect to such series of Debt Securities.

MODIFICATION OF THE INDENTURES

     Each Indenture contains provisions permitting the Company and the applicable Trustee, with the consent of the holders of not less than a majority in principal amount of the Debt Securities of each series at the time outstanding under such Indenture, to enter into supplemental indentures to amend any of the provisions of that Indenture or any supplemental indenture with respect to the Debt Securities of such series; provided that, unless consented to by each holder of Debt Securities of such series, no such supplemental indenture may (i) reduce the amount of Debt Securities whose holders must consent to an amendment or a waiver; (ii) reduce the rate of or change the time for payment of interest or Additional Amounts, including default interest on any Debt Security; (iii) reduce the principal of or change the Stated Maturity of any Debt Security or alter the provisions with respect to redemption; (iv) make any Debt Security payable in money other than that stated in the Debt Security;
(v) make any change in the types of amendment that need the approval of every affected holder of Debt Securities; (vi) with respect to the Senior Indenture, affect the ranking of the Debt Securities; or (vii) waive a Default in the payment of principal of, any Additional Amounts payable in respect of or interest on, or with respect to, any Debt Security.

     The applicable Trustee and the Company may enter into supplemental indentures which amend the applicable Indenture and the Debt Securities with respect to a particular series without the consent of any holder of Debt Securities in order to: (i) cure any ambiguity, omission, defect or inconsistency; (ii) comply with such Indenture concerning the substitution of successor corporations pursuant to a merger or consolidation or to permit any additional Subsidiaries of the Company to guarantee the payment of the Debt Securities; (iii) comply with any requirements of the Commission in connection with the qualification of such Indenture under the Trust Indenture Act of 1939, as amended; (iv) provide for uncertificated securities; (v) make any change that does not materially adversely affect the legal rights of any holder of Debt Securities under the applicable Indenture as then in effect; (vi) secure the Debt Securities and make intercreditor arrangements with respect to any such Debt Securities (unless prohibited by such Indenture); (vii) provide for a replacement Trustee; or (viii) add to the covenants and agreements of the Company for the benefit of all the holders of all of the Debt Securities with respect to a series or surrender any right or power reserved for the Company in such Indenture.

DEFEASANCE AND COVENANT DEFEASANCE

     Each Indenture provides that the Company may elect either (i) to terminate (and be deemed to have satisfied) all its obligations with respect to the Debt Securities outstanding under such Indenture (except for the obligations to register the transfer or exchange of such Debt Securities, to replace mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, to compensate and indemnify the applicable Trustee and to punctually pay or cause to be paid the principal of, interest on and any Additional Amounts payable in respect of all Debt Securities of such series when due) ("defeasance") or (ii) to be released from its obligations with respect to certain covenants ("covenant defeasance"), in either case upon the deposit with the Trustee, in trust for such purpose, of money (and/or U.S. Government Obligations (as defined in the Indentures) which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of, interest on and any Additional Amounts payable in respect of the outstanding Debt Securities of such series, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in such Indenture) with regard to certain matters, including a ruling from the Internal Revenue Service or an opinion to the effect that the holders of such Debt Securities will not recognize income, gain or loss for income tax purposes as a result of such deposit and discharge and will be subject to income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as the case may be, had not occurred. The applicable Prospectus Supplement may further describe these or other provisions, if any, permitting defeasance or covenant defeasance with respect to the Debt Securities of any series.

THE GUARANTEES

     Under the Indentures, each of the Guarantors will unconditionally guarantee on a joint and several basis all of the Company's obligations under the Debt Securities, including its obligations to pay principal, premium, if any, and interest with respect to the Debt Securities. Further, each Material U.S. Subsidiary of the Company will be a Guarantor until the Guarantor is sold or disposed of in a transaction that does not violate the Indenture. See
"-- Merger, Consolidation or Sale of Assets".

THE TRUSTEE

     The Senior Trustee also serves as trustee under the indenture covering the Company's 9 1/2% Senior Subordinated Notes due 2005. Prior to the issuance of any Subordinated Debt Securities under the Subordinated Indenture, the Company will engage a qualified trustee to serve as Trustee under the Subordinated Indenture. Any such Trustee will be an "eligible trustee" under the Trust Indenture Act of 1939, as amended.

     The Indentures provide that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indentures. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

     Subordination. The Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness (as defined below) of the Company. If the Company should default in the payment of any principal of, interest on or any Additional Amounts payable in respect of any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, then, upon written notice of such default to the Company by the holders of such Senior Indebtedness or any trustee therefor and subject to certain rights of the Company to dispute such default and subject to proper notification of the Trustee, unless and until such default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of, interest on or any Additional Amounts payable in respect of the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of the Subordinated Debt Securities, other than those made in capital stock of the Company (or cash in lieu of fractional shares thereof) pursuant to any conversion right of the Subordinated Debt Securities or otherwise.

     The term "Senior Indebtedness" is defined to mean Indebtedness (including the Senior Debt Securities) of the Company outstanding at any time except (a) any Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is not senior in right of payment to the Subordinated Debt Securities, (b) the Subordinated Debt Securities, (c) any Indebtedness of the Company to a wholly-owned Subsidiary of the Company, (d) interest accruing after the filing of a petition initiating certain events of bankruptcy or insolvency unless such interest is an allowed claim enforceable against the Company in a proceeding under federal or state bankruptcy laws and (e) trade payables.

     If (i) without the consent of the Company, a court shall enter an order for relief with respect to the Company under the United States federal bankruptcy laws or a judgment, order or decree adjudging the Company a bankrupt or insolvent, or enter an order for relief for reorganization, arrangement, adjustment or composition of or in respect of the Company under the United States federal or state bankruptcy or insolvency laws or (ii) the Company shall institute proceedings for the entry of an order for relief with respect to the Company under the United States federal bankruptcy laws or for an adjudication of insolvency, or shall consent to the institution of bankruptcy or insolvency proceedings against it, or shall file a petition seeking, or seek or consent to reorganization, arrangement, composition or similar relief under any applicable law, or shall consent to the filing of such petition or to the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator or similar official in respect of the Company or of substantially all of its property, or the Company shall make a general assignment for the benefit of creditors, then all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings and any Additional Amounts payable in respect thereof) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made on account of the principal of, interest on or any Additional Amounts payable in respect of the Subordinated Debt Securities. In such event, any payment or distribution on account of the principal of, interest on or any Additional Amounts payable in respect of Subordinated Debt Securities, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings and any Additional Amounts payable in respect thereof) has been paid in full. If any payment or distribution on account of the principal of, interest on or any Additional Amounts payable in respect of the Subordinated Debt Securities of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by any holder of any Subordinated Debt Securities in contravention of any of the terms of the Subordinated Indenture and before all the Senior Indebtedness shall have been paid in full, such payment or distribution of securities will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness then outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holders of Subordinated Debt Securities, together with the holders of any obligations of the Company ranking on a parity with the Subordinated Debt Securities, will be entitled to be repaid from the remaining assets of the Company the amounts at that time due and owing on account of unpaid principal of, interest on and any Additional Amounts payable in respect of the Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Subordinated Debt Securities and such other obligations.

     By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, than holders of the Subordinated Debt Securities. In addition, other creditors of the Company who are not holders of Subordinated Debt Securities or holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than holders of Subordinated Debt Securities. Such subordination will not prevent the occurrence of an Event of Default or limit the right of acceleration in respect of the Subordinated Debt Securities.

CERTAIN DEFINITIONS

     "Affiliate" of any specified Person shall mean any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control," (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any specified Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting Debt Securities or by contract or otherwise. The Trustee may request and conclusively rely on an Officers' Certificate to determine whether any Person is an Affiliate of the Company.

     "Asset Value" means, with respect to any property or asset of the Company or any of its Subsidiaries, an amount equal to the greater of (i) the book value of such property or asset as established in accordance with GAAP or (ii) the fair market value of such property or asset as determined in good faith by the board of directors (or equivalent governing body in the case of any foreign Subsidiary) of such Person.

     "Attributable Liens" means in connection with a sale and lease-back transaction, the lesser of (a) the fair market value of the assets subject to such transaction and (b) the present value (discounted at a rate per annum equal to the average interest borne by all outstanding Securities issued under the Indenture (which may include securities in addition to the Senior Debt Securities) determined on a weighted average basis and compounded semiannually) of the obligations of the lessee for rental payments during the term of the related lease.

     "Bank Receivables Agreement" means the Receivables Sale Agreement dated as of December 27, 1996 (the "1996 Bank Receivables Agreement"), among Interface Securitization Corporation, the Company, certain financial institutions parties thereto, and Canadian Imperial Bank of Commerce, as Administrative Agent, as such agreement, in whole or in part, may from time to time be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified, whether with the same or any other Person(s) as purchaser(s), lender(s) or agent(s) (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplements or other modifications of the foregoing, whether with the same or any other Person), provided that the sales of receivables pursuant to any such Bank Receivables Agreement are on non-recourse terms not materially less favorable to the Company and its Subsidiaries as provided for in the 1996 Bank Receivables Agreement and that the aggregate amount of sales under such Bank Receivables Agreement and the Receivables Sales Agreement at any one time outstanding shall not exceed a total of $100,000,000.

     "Business Day" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions and trust companies in the City of New York, State of New York, or Atlanta, Georgia are authorized or obligated by law, regulation or executive order to close.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person's capital stock, and rights (other than Debt Securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

     "Capitalized Lease Obligation" shall mean any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and the amount of any such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

     "Common Stock" means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of, such Person's common stock, whether outstanding at the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     "Consolidated Net Assets" means as of any particular time the aggregate amount of assets after deducting therefrom all current liabilities except for
(a) notes and loans payable, (b) current maturities of long-term debt and (c) current maturities of obligations under capital leases, all as set forth on the most recent consolidated balance sheet of the Company and its consolidated Subsidiaries and computed in accordance with GAAP.

     "Consolidated Net Worth" shall mean, with respect to any Person at any date, the consolidated stockholders' equity of such Person and its Subsidiaries, as determined from time to time in accordance with GAAP.

     "Credit Agreements" means, collectively, (i) the Second Amended and Restated Credit Agreement dated as of June 25, 1997, among the Company, certain Subsidiaries of the Company, the banks and other lending institutions parties thereto, SunTrust Bank, Atlanta, as Co-Agent and Collateral Agent, and The First National Bank of Chicago, as Co-Agent, (ii) the Amended and Restated Letter of Credit Agreement dated as of June 25, 1997, among the Company, certain Subsidiaries of the Company, the banks and other lending institutions parties thereto, and SunTrust Bank, Atlanta, as Domestic Agent and Collateral Agent and
(iii) the Term Loan Agreement, dated as of June 25, 1997, among the Company, the banks and other lending institutions parties thereto, SunTrust Bank, Atlanta, as Administrative Agent and Collateral Agent, and the First National Bank of Chicago, as Syndication Agent, in each case as such agreement, in whole or in part, may from time to time be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing), and whether with the present lenders of any other lenders.

     "Currency Agreement" shall mean, with respect to any Person, any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such Person or any of its Subsidiaries against fluctuations in currency values.

     "Default" shall mean any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Exempted Debt" means the sum of the following as of the date of determination: (i) Indebtedness of the Company and any of its Subsidiaries secured by Liens not otherwise permitted under the definition of "Permitted Liens" below and (ii) Attributable Liens of the Company and its Subsidiaries in respect of sale and lease-back transactions entered into after the Issue Date.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     "GAAP" shall mean generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, consistently applied, that are applicable to the circumstances as of the date of determination.

     "Guarantee" shall mean each guarantee of the Debt Securities by each Guarantor created pursuant to the Indentures.

     "guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

     "Guarantor" means each of Interface Interior Fabrics, Inc. (formerly Guilford of Maine, Inc.), a Delaware corporation, Guilford (Delaware), Inc., a Delaware corporation, Interface Flooring Systems, Inc., a Georgia corporation, Interface Europe, Inc., a Delaware corporation, Interface Asia-Pacific, Inc., a Georgia corporation, Bentley Mills, Inc., a Delaware corporation, Prince Street Technologies, Ltd., a Georgia corporation, Intek, Inc., a Georgia corporation, Toltec Fabrics, Inc., a Georgia corporation, Interface Architectural Resources, Inc. (formerly C-Tec, Inc.), a Michigan corporation, Flooring Consultants, Inc., an Arizona corporation, Lasher/White Carpet Company, Inc., a New York corporation, B. Shehadi & Sons, Inc., a New Jersey corporation, Guilford of Maine, Inc., a Nevada corporation, Guilford of Maine Finishing Services, Inc., a Nevada corporation, Guilford of Maine Decorative Fabrics, Inc., a Nevada corporation, Guilford of Maine Marketing Co., a Nevada corporation, Intek Marketing Co., a Nevada corporation, Interface Holding Company, a Nevada corporation, Interface Americas, Inc., a Georgia corporation, Interface Americas Services, Inc., a Georgia corporation, Interface Specialty Resources, Inc., a Nevada corporation, Re:Source Americas Enterprises, Inc., a Georgia corporation, Interface Royalty Company, a Nevada corporation, Interface Licensing Company, a Nevada corporation, Prince Street Royalty Company, a Nevada corporation, Bentley Royalty Company, a Nevada corporation, Superior/Reiser Flooring Resources, Inc., a Texas corporation, Quaker City International, Inc., a Pennsylvania corporation, Commercial Flooring Systems, Inc., a Pennsylvania corporation, Congress Flooring Corp., a Massachusetts corporation, and each other Material U.S. Subsidiary and shall include any successor replacing such Person pursuant to the terms of the Indentures, and thereafter means such successor.

     "Guilford Equipment Lease" means the Master Equipment Lease Agreement dated as of June 30, 1995, between Fleet Credit Corporation and Guilford of Maine, Inc., relating to the leasing of various textile manufacturing equipment in aggregate amount (acquisition costs) of not more than $19,000,000, as such agreement, in whole or in part, may from time to time be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified, whether with the same or any other Person(s) as lessor(s) or lender(s) (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplements or other modifications of the foregoing).

     "Indebtedness" shall mean, with respect to any Person, without duplication,
(a) all liabilities of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business and which are not overdue by more than 90 days, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit, banker's acceptance or other similar credit transaction; (b) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments; (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business; (d) all obligations of such Person arising under Capitalized Lease Obligations; (e) all Indebtedness referred to in the preceding clauses of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured); (f) all guarantees of Indebtedness referred to in this definition by such Person;
(g) all Redeemable Capital Stock of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends;
(h) all obligations under or in respect of Currency Agreements and Interest Rate Protection Obligations of such Person; and (i) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) through (h) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indentures, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital

Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

     "Interest Rate Protection Agreement" means, with respect to the Company or any of its Subsidiaries, any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     "Interest Rate Protection Obligations" mean the obligations of any Person pursuant to an Interest Rate Protection Agreement.

     "Issue Date" means the first date on which a Debt Security is authenticated by the Trustee.

     "Lien" shall mean any mortgage, pledge, security interest, lien, charge, hypothecation, assignment, deposit arrangement, title retention, preferential right, trust or other arrangement having the practical effect of the foregoing and shall include the interest of a vendor or lessor under any conditional sale agreement, capitalized lease or other title retention agreement.

     "Material Subsidiary" means each Subsidiary, now existing or hereinafter established or acquired, that has or acquires total assets in excess of $10,000,000, or that holds any fixed assets material to the operations or business of another Material Subsidiary.

     "Material U.S. Subsidiary" means each Material Subsidiary that is incorporated in the United States or any State thereof.

     "Permitted Liens" shall mean, with respect to any Person:

          (a) Liens existing on the date the Indentures are executed;

          (b) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or any of its Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

          (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

          (d) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance or other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

          (e) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

          (f) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real Property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Subsidiaries;

          (g) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

          (h) purchase money Liens to finance the acquisition or construction of Property or assets of the Company or any Subsidiary of the Company acquired or constructed in the ordinary course of business; provided, however, that
     (i) the related purchase money Indebtedness shall not be secured by any

     Property or assets of the Company or any Subsidiary of the Company other than the Property and assets so acquired or constructed and (ii) the Lien securing such Indebtedness either (x) exists at the time of such acquisition or construction or (y) shall be created within 90 days of such acquisition or construction;

          (i) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

          (j) Liens on any Property securing the obligations of the Company or any Subsidiaries in respect of letters of credit issued by the lenders under the Credit Agreements and as permitted under the Credit Agreements in support of industrial development revenue bonds;

          (k) Liens, if any, that may be deemed to have been granted in connection with accounts receivable or interests in accounts receivable of the Company or any Subsidiary as a result of the assignment thereof pursuant to the Receivables Sale Agreement or the Bank Receivables Agreement;

          (l) Liens, if any, arising under the Guilford Equipment Lease; and

          (m) Liens on Property included in the IRB Collateral as may be approved by the Collateral Agent pursuant to the terms of the Amended and Restated Letter of Credit Agreement, dated as of June 25, 1997 referred to in clause (ii) of the definition of "Credit Agreements" above (if not defined in this Prospectus, all terms used in this paragraph (m) are defined in such Letter of Credit Agreement).

     "Person" shall mean any individual, corporation, partnership, limited partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

     "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated financial statements of the Company and its Subsidiaries under GAAP.

     "Receivables Sale Agreement" means the Receivables Sale Agreement dated as of August 4, 1995 (the "1995 Receivables Sale Agreement") among the Company, Interface Securitization Corporation, Special Purpose Accounts Receivables Cooperative Corporation, and Canadian Imperial Bank of Commerce as servicing agent, as such agreement, in whole or in part, may from time to time be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified, whether with the same or any other Person(s) as purchaser(s), lender(s) or agent(s) (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplements or other modifications of the foregoing) provided that the sales of receivables pursuant to any such Receivables Sale Agreement are on non-recourse terms not materially less favorable to the Company and its Subsidiaries as provided for in the 1995 Receivables Sale Agreement and that the aggregate amount of sales under such Receivables Sale Agreement and the Bank Receivables Agreement at any one time outstanding shall not exceed a total of $100,000,000.

     "Redeemable Capital Stock" means any shares of any class or series of Capital Stock that, either by the terms thereof, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the Stated Maturity with respect to the principal of any Security or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to any such Stated Maturity.

     "Significant Subsidiary" shall have the same meaning as in Rule 1.02(v) of Regulation S-X under the Securities Act.

     "Stated Maturity," when used with respect to any Security or any installment of interest thereon, shall mean the date specified in such Security as the fixed date on which the principal of such Security or such installment of interest is due and payable.

     "Subsidiary" of any Person shall mean any Person, any corporation or other entity (including, without limitation, partnerships, joint ventures and associations) regardless of its jurisdiction of organization or formation, at least a majority of the total combined voting power of all classes of voting stock or other ownership interests of which shall, at the time as of which any determination is being made, be owned by such Person, either directly or indirectly through one or more other Subsidiaries.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized by its Articles of Incorporation, as amended (the "Articles of Incorporation"), to issue 40,000,000 shares of Class A Common Stock, par value $.10 per share (the "Class A Common Stock"); 40,000,000 shares of Class B Common Stock, par value $.10 per share (the "Class B Common Stock"); and 5,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"). On December 28, 1997, the Company had issued and outstanding 21,385,825 shares of Class A Common Stock, 2,769,470 shares of Class B Common Stock and no shares of Preferred Stock. The Board of Directors has approved an amendment to the Articles of Incorporation which would increase the authorized shares of Class A Common Stock to 80,000,000 shares, and recommended the amendment to the shareholders of the Company for approval at the annual meeting of shareholders to be held May 19, 1998.

     Shareholders' rights and related matters are governed by the Georgia Business Corporation Code, the Company's Articles of Incorporation, and its Bylaws, as amended (the "Bylaws"). Certain provisions of the Articles of Incorporation and Bylaws of the Company are summarized below and could have the effect of preventing a change in control of the Company. The cumulative effect of these provisions could make it more difficult for any person or entity to acquire or exercise control of the Company and to effect changes in management. The following summary is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws.

CLASS A AND CLASS B COMMON STOCK

     Voting. The Class A Common Stock and Class B Common Stock have one vote per share on all matters submitted to the Company's shareholders. The holders of the Class B Common Stock have the right to elect the smallest number of directors that constitutes a majority of the entire Board of Directors; the holders of the Class A Common Stock elect the remaining directors. The holders of shares of both classes vote together as a class on all other matters submitted to the shareholders for a vote, except as otherwise required by law. The directors elected by the holders of Class A Common Stock may be removed only by the holders of Class A Common Stock and the directors elected by the holders of the Class B Common Stock may be removed only by the holders of Class B Common Stock.

     Conversion. Shares of Class B Common Stock are convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder, and at other times upon the transfer of Class B shares to an ineligible shareholder. If the outstanding shares of Class B Common Stock fall below 10% of the aggregate outstanding shares of Class A and Class B Common Stock, then, immediately upon the occurrence of such event, all the outstanding Class B Common Stock will be automatically converted into Class A Common Stock, on a share-for-share basis.

     Dividends. Holders of Class A Common Stock are entitled to receive cash dividends on at least an equal per share basis as holders of Class B Common Stock if and when such dividends are declared by the Board of Directors of the Company from funds legally available therefor. In the case of any dividend paid in stock, holders of Class A Common Stock are entitled to receive the same percentage dividend (payable in shares of Class A Common Stock) as the holders of Class B Common Stock receive (payable in shares of Class B Common Stock).

     Liquidation. Holders of Class A and Class B Common Stock share with each other on a ratable basis as a single class in the net assets of the Company available for distribution in respect of Class A and Class B Common Stock in the event of liquidation.

     Other Terms. The holders of the Class A Common Stock and Class B Common Stock do not have preemptive rights enabling them to subscribe for or receive shares of any class of stock of the Company or any other securities convertible into shares of any class of stock of the Company. Except as otherwise summarized above, the holders of shares of both classes of Common Stock, as such, have the same rights and are subject to the same limitations.

CLASS B STOCK VOTING AGREEMENT

     Certain holders of Class B Common Stock of the Company have entered into a voting agreement (the "Voting Agreement") providing for certain of their Class B shares to be voted as a block in the manner determined by the record owners of a majority of the shares subject to the Voting Agreement. The Voting Agreement expires on April 13, 1998. The shares of Class B Common Stock subject to the Voting Agreement exceed a majority of the outstanding shares of Class B Common Stock. Ray C. Anderson owns a majority of the shares subject to the Voting Agreement, and thus can direct the voting of the entire block. (The Voting Agreement also gives Mr. Anderson the right of first refusal to purchase any shares subject to the Voting Agreement that are proposed to be sold in the public market or in a private transaction.) Under the terms of the Class B Common Stock, its special voting rights to elect a majority of the Board members would terminate irrevocably if the total outstanding shares of Class B Common Stock ever comprises less than ten percent (10%) of the Company's total issued and outstanding shares of Class A and Class B Common Stock. On December 28, 1997, the outstanding Class B shares constituted approximately 11.5% of the total outstanding shares of Class A and Class B Common Stock.

PREFERRED STOCK

     General. Under the Articles of Incorporation, the Company's Board of Directors is authorized to create and issue up to 5,000,000 shares of Preferred Stock in one or more series and to determine the rights and preferences of each series, to the extent permitted by the Articles of Incorporation. As of the date of this Prospectus, no shares of Preferred Stock are outstanding.

     Reference is made to the applicable Prospectus Supplement relating to the series of any shares of Preferred Stock offered thereby and to the applicable amendment to the Articles of Incorporation establishing such series of Preferred Stock for specific terms, including: (i) the title and stated value of such Preferred Stock; (ii) the number of shares of such Preferred Stock offered, the liquidation preference per share and the initial offering price of such Preferred Stock; (iii) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (iv) the date from which dividends on such Preferred Stock shall accumulate, if applicable; (v) the procedures for any auction and remarketing, if any, for such Preferred Stock; (vi) the provisions for a sinking fund, if any, for such Preferred Stock; (vii) the provisions for redemption, if applicable, of such Preferred Stock; (viii) any listing of such Preferred Stock on any public trading market; (ix) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Class A or Class B Common Stock of the Company, including the conversion price (or manner of calculation thereof); (x) a discussion of any material Federal income tax considerations applicable to such Preferred Stock; (xi) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (xii) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (xiii) any other specific terms, preferences, rights (including, without limitation, voting rights), limitations or restrictions of such Preferred Stock.

     Liquidation Preference. Unless otherwise specified in the applicable Prospectus Supplement, upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of any series of Preferred Stock in respect of which this Prospectus is being delivered will have preference and priority over Class A or Class B Common Stock, and any other class of stock or series of a class of stock of the Company ranking on liquidation junior to such series of Preferred Stock, for payment out of the assets of the Company or proceeds thereof, whether from capital or surplus, in the amount set forth in the applicable Prospectus Supplement. After such payment, the holders of such series of Preferred Stock will be entitled to no other payments. If, in the case of any such liquidation, dissolution or winding up of the Company, the assets of the Company or proceeds thereof shall be insufficient to make the full liquidation payment in respect of such series of Preferred Stock and liquidating payments on any other series of Preferred Stock ranking as to liquidation on a parity with such series, then those assets and proceeds will be distributed among the holders of such series of Preferred Stock and any such other series of Preferred Stock ratably in accordance with the respective amounts that would be payable on such shares of such series of Preferred Stock and such other series of Preferred Stock if all amounts thereon were paid in full. A sale of all or substantially all of the Company's assets or a consolidation or merger of the Company with one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of the Company.

DEPOSITARY SHARES

     General. The Company may, at its option, elect to issue fractional shares of Preferred Stock, rather than full shares of Preferred Stock. If such option is exercised, the Company may elect to have a Depositary issue receipts for Depositary Shares, each receipt representing a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below. The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement ("Deposit Agreement") between the Company and a Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of an offering of the Preferred Stock. In connection with the issuance of any series of Preferred Stock represented by Depositary Shares, the forms of Deposit Agreement and Depositary Receipt will be filed as exhibits to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibits.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

     Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Receipts is entitled to have the Depositary deliver to such holder the whole shares of Preferred Stock relating to the surrendered Depositary Receipts. Holders of Depositary Shares will be entitled to receive whole shares of the related series of Preferred Stock on the basis set forth in the related Prospectus Supplement for such series of Preferred Stock, but holders of such whole shares will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related series of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

     Dividends and Other Distributions. The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     Redemption of Depositary Shares. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary.

The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or ratably as may be determined by the Depositary.

     Voting the Preferred Shares. Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of the Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

     Amendment and Termination of the Deposit Agreement. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect to the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.

     Charges of Depositary. The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

     Miscellaneous. The Depositary will forward to the record holders of the Depositary Shares relating to such Preferred Stock all reports and communications from the Company which are delivered to the Depositary.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder, and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

     Resignation and Removal of Depositary. The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION

     The Company's Articles of Incorporation eliminate, to the extent permitted under Georgia law, the liability of directors to the Company or its shareholders or any other person for monetary damages for breach of any duty as a director, whether as a fiduciary or otherwise. Georgia law provides that no provision in a corporation's articles of incorporation or bylaws shall eliminate or limit the liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of the corporation, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law,
(iii) unlawful corporate distributions or (iv) any transaction from which the director received an improper benefit. Liability for monetary damages would remain unaffected by the Articles of Incorporation if liability is based on any of these grounds. This provision of the Articles of Incorporation will limit the remedies available to a shareholder dissatisfied with a Board decision that is protected by this provision, and a shareholder's only remedy in such a circumstance may be to bring a suit to prevent the Board's action. In many situations, this remedy may not be effective, for example, when shareholders are not aware of a transaction or an event until it is too late to prevent it. In these cases, the shareholders and the Company could be injured by a Board decision and have no effective remedy.

DESCRIPTION OF PREFERRED STOCK PURCHASE RIGHTS

     On February 24, 1998, the Company's Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each share of Common Stock of the Company. Each Right entitles the registered holder to purchase from the Company one one-hundredth ( 1/100) of a share of Series B Participating Cumulative Preferred Stock (the "Preferred Shares"), of the Company at a price of $180.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustments to the exercise price and the number of Preferred Shares issuable upon exercise from time to time to prevent dilution. The Rights are not exercisable until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date").

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Preferred Share will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Prior to the Distribution Date, the Rights may not be detached or transferred separately from the Common Stock. The Rights will expire on March 15, 2008 (the "Final Expiration Date"), unless the Final

Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below. At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. A more detailed description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Wachovia Bank, N.A. as Rights Agent.

TRANSFER AGENT

     The transfer agent for the Company's Common Stock is Wachovia Bank, N.A.

                              PLAN OF DISTRIBUTION

GENERAL

     The Company may sell the Securities (i) through underwriters or dealers;
(ii) directly to one or more other purchasers; (iii) through agents; or (iv) to both investors and dealers through a specific bidding or auction process or otherwise. The Prospectus Supplement with respect to the Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Offered Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and any bidding or auction process. Any initial offering price and any discounts, commissions or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in an offering, the Offered Securities will be acquired by the underwriters for their own account. The Offered Securities may be sold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. The specific managing underwriter or underwriters, if any, will be set forth in the Prospectus Supplement relating to the Offered Securities, together with the members of the underwriting syndicate, if any. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Offered Securities if any are purchased.

     Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. The Prospectus Supplement will set forth the name of any agent involved in the offer or sale of the Offered Securities in respect of which the Prospectus Supplement is delivered as well as any commissions or other compensation payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent is acting on a best efforts basis for the period of its appointment.

     Any underwriters, dealers or agents participating in the distribution of the Offered Securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Agents, dealers or underwriters may be entitled, under agreements entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and to contribution with respect to payments that the agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may engage in transactions with or perform services for the Company in the ordinary course of business.

     The Offered Securities, other than any Common Stock, will be a new issue or issues of securities with no established trading market. Any Common Stock issued by the Company pursuant to this Registration Statement will be quoted on The Nasdaq Stock Market. Unless otherwise indicated in a Prospectus Supplement, the Company does not currently intend to list any Offered Debt Securities on any securities exchange or other public trading market. No assurance can be given that the underwriters, dealers or agents, if any, involved in the sale of the Offered Securities will make a market in such Offered Securities. Whether or not any of the Offered Securities are listed on a national securities exchange or other public trading market, or the underwriters, dealers or agents, if any, involved in the sale of the Offered Securities make a market in such Offered Securities, no assurance can be given as to the liquidity of the trading market for such Offered Securities.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act that may arise from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact in this Prospectus, any supplement or amendment hereto, or in the Registration Statement of which this Prospectus forms a part, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with, or perform services for, the Company in the ordinary course of business.

DELAYED DELIVERY ARRANGEMENTS

     If so indicated in the Prospectus Supplement, the Company may authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with whom such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to the approval of the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

     Certain legal matters regarding the validity of the Securities offered hereby will be passed upon for the Company by Kilpatrick Stockton LLP, Atlanta, Georgia. Certain legal matters relating to this offering will be passed upon for the underwriters, if any, by Smith, Gambrell & Russell, LLP, Atlanta, Georgia, or such other firm as may be identified in an applicable Prospectus Supplement. As of February 28, 1998, attorneys at Kilpatrick Stockton LLP who worked on the preparation of the Prospectus beneficially owned in the aggregate 5,000 shares of the Company's outstanding Class A and Class B Common Stock.

                                    EXPERTS

     The consolidated financial statements and schedule incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated hereby by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

======================================================

     NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........   S-3
Use of Proceeds.......................  S-10
Capitalization........................  S-11
Selected Consolidated Financial
  Information.........................  S-12
Description of Notes..................  S-14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-19
Business..............................  S-24
Management............................  S-38
Underwriting..........................  S-41
Legal Matters.........................  S-42
Experts...............................  S-42
Index to Consolidated Financial
  Statements..........................   F-1
                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Information
  by Reference........................     2
The Company...........................     3
Risk Factors..........................     5
Use of Proceeds.......................     8
Ratio of Earnings to Fixed Charges....     8
Description of Debt Securities........     9
Description of Capital Stock..........    23
Plan of Distribution..................    29
Legal Matters.........................    30
Experts...............................    30

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                                  $150,000,000

                                INTERFACE, INC.

                            % SENIOR NOTES DUE 2008

                                (INTERFACE LOGO)
                                  ------------

                             PROSPECTUS SUPPLEMENT

                                          , 1998

                                  ------------
                              SALOMON SMITH BARNEY
                              MERRILL LYNCH & CO.
                             FIRST CHICAGO CAPITAL
                                 MARKETS, INC.
                          FIRST UNION CAPITAL MARKETS
                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC
                             THE ROBINSON-HUMPHREY
                                    COMPANY
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